 As filed with the Securities and Exchange Commission on January 23, 2001
                                                      Registration No. 333-47976
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                              AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------
                           PEET'S COFFEE & TEA, INC.
             (Exact name of registrant as specified in its charter)

                                ----------------

            Washington                           2095                          91-0863396
 (State or other jurisdiction of     (Primary Standard Industrial           (I.R.S. Employer
  incorporation or organization)     Classification Code Number)          Identification No.)

                                ----------------
                                1400 Park Avenue
                       Emeryville, California 94608-3520
                                 (510) 594-2100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ----------------
                             Christopher P. Mottern
                     President and Chief Executive Officer
                           Peet's Coffee & Tea, Inc.
                                1400 Park Avenue
                       Emeryville, California 94608-3520
                                 (510) 594-2100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------
                                   Copies to:

           Kenneth L. Guernsey, Esq.                         Robert S. Townsend, Esq.
              David P. Horne, Esq.                             Matthew Burns, Esq.
           Gian-Michele a Marca, Esq.                          Donald C. Hunt, Esq.
               Cathlin Suh, Esq.                                Linda K. Lee, Esq.
               Cooley Godward LLP                            Morrison & Foerster LLP
               One Maritime Plaza                               425 Market Street
            San Francisco, CA 94111                          San Francisco, CA 94105
                 (415) 693-2000                                   (415) 268-7000

                                ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                                ----------------
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ----------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + + not sell these securities until the registration statement filed with the +
+  Securities and Exchange Commission is effective. This prospectus is not an  +
+  offer to sell these securities and is not soliciting an offer to buy these  +
+      securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 23, 2001

                                         PEET'S COFFEE & TEA, INC.
                                         3,300,000 Shares
                                         of Common Stock
              [PEET'S COFFEE & TEA LOGO]


--------------------------------------------------------------------------------






--------------------------------------------------------------------------------

 This is our initial public
 offering and no public market
 currently exists for our shares.
 We expect that the public
 offering price will be between
 $8.00 and $12.00 per share. This
 price may not reflect the market
 price of our shares after this
 offering.

  THE OFFERING                      PER SHARE TOTAL

 ----------------------------------
  Public Offering Price               $       $
  Underwriting Discount               $       $
  Proceeds to Peet's                  $       $
  Proceeds to Selling Shareholders    $       $

 Of the 3,300,000 shares being
 offered, we are selling 2,500,000
 shares and the selling
 shareholders identified in this
 prospectus are selling 800,000
 shares. We will not receive any
 of the proceeds from the sale of
 shares by the selling
 shareholders. We have granted the
 underwriters the right to
 purchase up to 182,623 additional
 shares from us and 312,377
 additional shares from the
 selling shareholders within 30
 days to cover any over-
 allotments. The underwriters
 expect to deliver shares of
 common stock to purchasers on
       , 2001.

 Proposed Nasdaq National Market
 Symbol: PEET

OPENIPO: The
method of
distribution
being used by the
underwriters in
this offering
differs somewhat
from that
traditionally
employed in firm
commitment
underwritten
public offerings.
In particular,
the public
offering price
and allocation of
shares will be
determined
primarily by an
auction process
conducted by the
underwriters and
other securities
dealers
participating in
this offering. A
more detailed
description of
this process,
known as an
OpenIPO, is
included in "Plan
of Distribution."

 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY
             IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WRHAMBRECHT+CO
                                                   Pacific Growth Equities, Inc.

                  The date of this prospectus is       , 2001

                          INSIDE FRONT COVER GRAPHICS

Inside front cover consists of three pieces

First piece:

There is a photograph of a Peet's branded coffee bag, beside which there is a silver coffee scoop with a pile of roasted coffee beans. Above the photograph, there is the Peet's Coffee & Tea stylized logo. Below, there is the caption:
"Peet's is a specialty coffee roaster and marketer of branded fresh roasted whole bean coffee for home, office and restaurant enjoyment."

Second & Third pieces:

There is a large picture spanning both pieces of a roaster scooping a roasted bean sample from a roasting machine with caption on left hardside: "Since 1966, Peet's has been committed to a simple idea...

 ...purchase only high quality Arabica beans.

 ...deep roast them for full flavor.

 ...ship them within 24 hours of roasting to ensure freshness."

Below this picture, there are four smaller pictures with left hand caption: "We provide customers the convenience of purchasing our fresh roasted beans in multiple channels of distribution." Four pictures are: Picture of website and mailorder catalogs with caption "Online and mail order," picture of Peet's coffee stand alone rack placed in a grocery store with caption "Specialty grocery and gourmet food stores," picture of office coffee equipment with caption "Offices and restaurants" and picture of inside of retail store with caption "Company owned retail stores in four states."

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1

The Offering.............................................................   3

Summary Consolidated Financial Data......................................   4

Risk Factors.............................................................   5

Cautionary Note on Forward-Looking Statements............................  11

Use of Proceeds..........................................................  12

Dividend Policy..........................................................  12

Capitalization...........................................................  13

Dilution.................................................................  14

Selected Consolidated Financial Data.....................................  15

Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16

Business.................................................................  29

Management...............................................................  40

Certain Relationships and Related Transactions...........................  51

Principal and Selling Shareholders.......................................  52

Description of Capital Stock.............................................  54

Shares Eligible for Future Sale..........................................  56

Plan of Distribution.....................................................  58

Legal Matters............................................................  63

Experts..................................................................  64

Where You Can Get More Information.......................................  64

Index to Consolidated Financial Statements............................... F-1

                               ----------------

  Our logo is our registered trademark. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes appearing elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully. All information in this prospectus gives effect to a two-for-one stock split, which was effected on January 22, 2001.

                              Peet's Coffee & Tea

Overview

  Peet's is a specialty coffee roaster and marketer of branded fresh roasted whole bean coffee sold under strict freshness standards through multiple channels of distribution. Since our founding in 1966 by Dutch immigrant Alfred Peet, we have remained committed to a simple idea: purchase only high quality Arabica beans, deep roast them for full flavor using an artisan process and ship them within 24 hours of roasting to ensure freshness. We sell our fresh roasted coffee, hand selected tea and related items in several distribution channels, including specialty grocery and gourmet food stores, online and mail order, office and restaurant accounts and 58 company-owned stores in four states.

  Peet's primary business is the sale of fresh roasted whole bean coffee. In 1999, approximately 60% of our total revenue was generated from the sale of whole bean coffee and related items and approximately 40% of our total revenue was generated from the sale of prepared beverages and pastry items. We are well established in the San Francisco Bay Area, and we believe we have developed a loyal customer base and growing brand awareness across the United States.

  Over the past several years, we have begun a strategic expansion into select channels of distribution, such as specialty grocery and gourmet food stores, offices and restaurants. We have continued to develop our mail order channel, including the addition of online ordering capability through our websites, peets.com and coffee.com, and opened new retail outlets in four regions. We have begun to reposition Peet's from a regional retailer that operates its own outlets into a national coffee brand. Our expansion strategy has allowed us to grow in a controlled manner to ensure that we continue to enhance our brand's image and quality reputation.

  We believe that the combination of our established brand, a differentiated product positioning based on our quality and freshness standards and our strategic expansion into select channels of distribution creates significant potential opportunities for growth.

Competitive Strengths

  Our objective is to become the leading brand of whole bean specialty coffee. To achieve this objective, we intend to leverage the following strengths:

  . Differentiated Product--Peet's has been at the forefront in the development of specialty coffee in the United States. We use a deep-roasting process, hand roast to order six days a week in small batches and ship coffee to our stores or customers within 24 hours of roasting. Roasted coffee is a perishable product and its freshness is dependent upon the time it takes to get the coffee from the roaster to the consumer. We believe this fact is not yet well understood by consumers, and consequently, we believe we have a potential opportunity to change consumer perceptions about fresh coffee.

  . Growing Market For Specialty Coffee--The growth in specialty coffee sales during the 1990s has created a marketplace for higher quality and differentiated products that can be priced at a premium in the marketplace. We believe that other coffee companies' focus on convenience, beverage sales or commodity products has created the opportunity for a premium brand alternative that delivers recognizable product benefits such as freshness and artisan-roasted coffee.

  . Proven Business Model--Since inception, Peet's core business has been the sale of fresh whole bean coffee for home, office and restaurant consumption. To support our roasting operation, we have developed a network of company-owned retail stores in the San Francisco Bay Area. In the last three years, we believe we have demonstrated our business model by expanding our operations to new geographic regions and entering new distribution channels.

  . Established Infrastructure--We have made capital investments to improve our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh whole bean coffee. At present, we are operating at approximately 50% of our annual roasting capacity. In addition, we have installed software and technology to provide high quality customer service and deliver professional customer relationship management.

  . Strong Company Culture--Our employees, known affectionately as "Peetniks," are dedicated to the vision and mission of Peet's, which is to produce high quality products and establish long term customer relationships.

Growth Strategy

  We expect revenue in our underdeveloped distribution channels (specialty grocery and gourmet food stores, online and mail order and office and restaurant accounts) to increase as a percent of total revenue. The key strategies to drive Peet's growth include the following four initiatives:

  . Expand our presence in specialty grocery and gourmet food stores--We intend to expand availability of our brand through a controlled network of distribution to specialty grocery and gourmet food stores. Within these stores, our coffee will be displayed in Peet's branded kiosks or racks in or near the bakery section.

  . Continue to grow our online and mail order business--Peet's has built a significant mail order and online business by marketing to customers who enjoy the convenience of receiving fresh coffee at their homes or offices. We have recently initiated a marketing program to attract new customers who are not familiar with Peet's coffee.

  . Expand office and restaurant distribution--We currently operate with a select group of office coffee distributors in nine markets. We have been highly selective with our restaurant distribution. We believe we have expansion opportunities within these channels.

  . Open new stores in strategic locations--We believe that limited and selective additions of new store sites, rather than broad scale site development, will better support our brand position and will make better use of our financial resources. We view retail stores as an important component of our growth strategy, providing a physical presence in selected markets for product trial, marketing and general brand-building.

  However, to become a leading brand in specialty coffee and to achieve our growth strategy, we must successfully expand our business into new markets and underdeveloped distribution channels. For more information regarding the risks associated with our business, see "Risk Factors" beginning on page 5.

  We were incorporated in Washington in 1971. Our executive offices are located at 1400 Park Avenue, Emeryville, California 94608-3520 and our telephone number is (510) 594-2100. Our website address is http://www.peets.com. The information contained in our website is not a part of this prospectus.

                                  THE OFFERING

 Common stock offered by Peet's............... 2,500,000 shares

 Common stock offered by the selling
  shareholders................................   800,000 shares

 Common stock to be outstanding after this
  offering.................................... 7,958,214 shares

 Selling shareholders......................... Gerald A. Baldwin, Vincent L.
                                               Borcich, Steven R. Donovan,
                                               Terry S. Heckler, Daniel J.
                                               Lafond, James A. Reynolds,
                                               Diane S. Sengstock, Frema
                                               Nadelson, Lewis M. Schott and
                                               Marvin H. Schur.

 Use of proceeds.............................. We expect to use the net proceeds from this offering for
                                               debt reduction, marketing and
                                               related expenditures to
                                               implement our business
                                               strategy, capital expenditures,
                                               opening additional retail
                                               stores and working capital and
                                               other general corporate
                                               purposes.

 Proposed Nasdaq National Market symbol....... PEET

  The common stock to be outstanding after this offering is based on 5,458,214 shares outstanding as of October 1, 2000, after giving effect to:

  . The conversion of our outstanding shares of Series A preferred stock into 942,612 shares of common stock upon the closing of this offering; and

  . The two-for-one stock split, which was effected on January 22, 2001.

  The common stock to be outstanding after this offering excludes:

  . 182,623 shares that could be sold by us to the underwriters upon exercise of their option to purchase additional shares to cover over-allotments;

  . 1,527,668 shares of common stock issuable as of October 1, 2000 upon the exercise of outstanding stock options issued under our 1993 Stock Option Plan, 1994 California Stock Option Plan and 1997 Equity Incentive Plan at a weighted average exercise price of $5.78 per share;

  . 200,000 shares of common stock issuable as of October 1, 2000 upon the exercise of an outstanding warrant; and

  . 64,794 shares of common stock reserved for future issuance as of October
    1, 2000 under our 1997 Equity Incentive Plan and the shares of common stock that we plan to reserve for issuance under our 2000 Equity Incentive Plan, 2000 Non-Employee Director Plan and 2000 Employee Stock Purchase Plan, each of which we will adopt before the closing of this offering.

  This offering will be made through the OpenIPO process, in which the allocation of shares and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. This process is described under "Plan of Distribution." Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table summarizes the consolidated financial data and operating data of our business. The shares used in calculation of net income (loss) per share reflect the two-for-one stock split, which was effected on January 22, 2001. Our fiscal year is based on a 52 or 53 week year and ends on the Sunday closest to the last day in December. The pro forma shares used in the calculation of net loss per share reflect the conversion of all outstanding shares of preferred stock into common stock. In calculating pro forma data reflecting the repayment of debt using a portion of the offering proceeds, 785,000 shares for fiscal year ended January 2, 2000 and 1,173,000 shares for the nine months ended October 1, 2000 were assumed issued at $10.00 per share. The calculations of pro forma net income (loss) and net income (loss) per share reflect the elimination of debt for which the interest expense totaled $413,000 for fiscal year ended January 2, 2000 and $662,000 for the nine months ended October 1, 2000.

                                               Fiscal Year                  Nine Months Ended
                                 ---------------------------------------  ---------------------
                                                                          October 3, October 1,
                                  1995    1996    1997    1998    1999       1999       2000
                                 ------- ------- ------- ------- -------  ---------- ----------
                                             (in thousands, except per share data)
Statement of Operations Data
Total revenue..................  $33,252 $40,137 $50,732 $58,685 $67,807   $47,776    $59,381
Income (loss) from operations..      558   2,242     986   1,119     857       863     (2,130)
Net income (loss)..............      362   1,147     341     168    (144)       66     (2,709)
Net income (loss) per share:
  Basic........................     0.09    0.27    0.08    0.04   (0.03)     0.01      (0.60)
  Fully diluted................     0.07    0.21    0.06    0.03   (0.03)     0.01      (0.60)
Shares used in calculation of
 net income (loss) per share:
  Basic........................    4,208   4,212   4,348   4,397   4,489     4,479      4,520
  Fully diluted................    5,346   5,444   5,448   5,710   4,489     5,728      4,520
Pro forma basic and diluted net
 loss per share................                                  $ (0.03)             $ (0.50)
Pro forma shares used in
 calculation of basic and
 diluted net loss per share....                                    5,431                5,462

Pro forma data reflecting the
 repayment of debt using a
 portion of the offering
 proceeds
Pro forma net income (loss)....                                      250               (2,376)
Pro forma net income (loss) per
 share.........................                                     0.04                (0.36)
Pro forma as adjusted shares
 used in calculation of pro
 forma net income (loss) per
 share.........................                                    6,216                6,635

  The following table summarizes our balance sheet data and certain operating data as of October 1, 2000 (the end of our third fiscal quarter in 2000). This balance sheet data is presented on an actual basis and on an as adjusted basis to give effect to:

  . The conversion of all outstanding shares of our Series A preferred stock into an estimated 942,612 shares of our common stock upon the closing of this offering; and

  . The sale of the shares of common stock in this offering at the assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses, and the repayment of certain indebtedness with the proceeds from this offering.

                                                                          As of October 1,
                                                                                2000
                                                                         --------------------
                                                                         Actual   As Adjusted
                                                                         -------  -----------
                                                                           (in thousands)
Cash and cash equivalents............................................... $ 1,196    $11,137
Working capital (deficit)...............................................    (993)    12,682
Total assets............................................................  38,644     48,585
Current maturities of debt..............................................   5,771      2,037
Long term debt, less current maturities.................................  15,381      7,381
Series A preferred stock................................................   4,537        --
Total shareholders' equity..............................................   8,621     30,296

                                  RISK FACTORS

  You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock. We have included a discussion of each material risk that we have identified as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition or operating results could suffer. As a result, our common stock's trading price could decline and you could lose all or part of the money you paid to buy our common stock.

                   Risk Factors Affecting Peet's Coffee & Tea

We may not be successful in the implementation of our business strategy or our business strategy may not be successful, either of which will impede our growth and operating results.

  Our business strategy emphasizes the expansion of our non-retail distribution channels (including specialty grocery and gourmet food stores, online and mail order, and office and restaurant accounts). This business strategy represents a shift from our historic business strategy, which largely emphasized the opening and operation of retail stores. We do not know whether we will be able to successfully implement our business strategy or whether our business strategy will be successful. Our ability to implement this business strategy is dependent on our ability to:

  . Market our products on a national or international scale and over the internet;

  . Increase our brand recognition on a national and international scale;

  . Enter into distribution and other strategic arrangements with third party retailers;

  . Identify and lease strategic locations suitable for new stores; and

  . Manage growth in administrative overhead and distribution costs likely to result from the planned expansion of our retail and non-retail distribution channels.

  Our revenues may be adversely affected if we fail to implement our business strategy or if we divert resources to a business strategy that ultimately proves unsuccessful.

If we fail to continue to develop and maintain our brand, our business could suffer.

  We believe that maintaining and developing our brand is critical to our success and that the importance of brand recognition may increase as a result of competitors offering products similar to our products. We intend to increase our marketing expenditures to create and maintain brand loyalty as well as increase awareness of our brand. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase our future revenue or implement our business strategy.

  Our success in promoting and enhancing the Peet's brand will also depend on our ability to provide customers with high quality products and customer service. Although we take measures to ensure that we sell only fresh roasted whole bean coffee and our retail employees properly prepare our coffee beverages, we have no control over our whole bean coffee products once purchased by customers. Accordingly, customers may prepare coffee from our whole bean coffee incorrectly, store our whole bean coffee for longer periods of time or resell our whole bean coffee without our consent, in each case, potentially affecting the quality of the coffee prepared from our products. If customers do not perceive our products and service to be of high quality, then the value of our brand may be diminished and, consequently, our ability to implement our business strategy may be adversely affected.

Because our business is centered on a single product, specialty coffee, if the demand for specialty coffee decreases, our business could suffer.

  Sales of specialty coffee constituted 83.5% of our 1999 operating revenue and 84.2% of our revenue for the first nine months of 2000. Demand for our products is affected by:

  . Consumer tastes and preferences;

  . National, regional and local economic conditions;

  . Demographic trends;

  . Consumer traffic trends at our individual retail stores; and

  . The type, number and location of competing stores.

  Because we are highly dependent on a single product--specialty coffee, a decrease in consumer demand for coffee would harm our business more than if we had more diversified product offerings, as do many of our competitors. If customer demand for specialty coffee decreases, our sales would decrease accordingly.

Our roasting methods are not proprietary, and therefore, competitors may be able to duplicate them, which would harm our competitive position.

  We consider our roasting methods essential to the flavor and richness of our roasted whole bean coffee, and therefore, essential to our brand. Because we do not hold any patents for our roasting methods, it may be difficult for us to prevent competitors from copying our roasting methods. In addition, we trained the roasters at Quartermaine Coffee Roasters in Washington D.C., a small coffee roasting business previously owned by us. If our competitors copy our roasting methods or if Quartermaine Coffee Roasters begins to actively compete with us on a national scale, the value of our brand may be diminished, and we may lose customers to our competitors. In addition, competitors may be able to develop roasting methods that are more advanced than our roasting methods, which may also harm our competitive position.

We depend on the expertise of key personnel. If these individuals leave, our operations could suffer.

  Our management is dependent to a large degree on the services of Christopher
P. Mottern, Chief Executive Officer and President, and James A. Reynolds, Vice President, Coffee and Tea. In addition, we depend to a large degree on the expertise of our coffee roasters and purchasers. Our ability to source and purchase a sufficient supply of high quality coffee beans and roast coffee beans consistent with our quality standards could suffer if we lost the services of any of these individuals.

Because we are dependent on retail stores in California, a worsening of economic conditions, a decrease in consumer spending or a change in the competitive conditions in this market may substantially decrease our revenue and may adversely impact our ability to implement our business strategy.

  Our California retail stores generated 81.0% of our 1999 revenue and 76.0% of our revenue for the first nine months of 2000. We expect that our California retail operations will continue to generate a substantial portion of our revenue. In addition, our retail stores provide us with a means for increasing brand awareness, building customer loyalty and creating a premium specialty coffee brand. As a result, an economic downturn or other decrease in consumer spending in California may not only lead to a substantial decrease in revenue, but may also adversely impact our ability to market our brand, build customer loyalty, or otherwise implement our business strategy.

Rising energy costs in California may result in increased operating expenses and reduced net income.

  California is currently experiencing an energy crisis. As a result, energy costs in California, including natural gas and electricity, may rise significantly over the next several months relative to the rest of the

United States. Because our coffee roasting facility and most of our stores are located in California, our operating expenses will increase if this trend continues. If we cannot pass along these costs to our customers, our margins will suffer and our net income could decrease.

If we are unable to continue leasing our retail locations or obtain leases for new stores, our existing operations and our ability to expand may be adversely affected.

  All of our 58 retail locations are on leased premises. If we are unable to renew these leases, our revenue and profits could suffer. In addition, we intend to lease other premises in connection with the planned expansion of our retail locations. Because we compete with other retailers and restaurants for store sites and some landlords may grant exclusive locations to our competitors, we may not be able to obtain new leases or renew existing leases on acceptable terms. This could adversely impact our revenue growth and brand-building strategy.

We may not be able to hire or retain additional management and other personnel as our business grows and our recruiting and training costs may increase as a result of turn-over, both of which may increase our costs and reduce our profits and may adversely impact our ability to implement our business strategy.

  The success of our business depends upon our ability to attract and retain highly motivated, well-qualified management and other personnel, including technical personnel and retail employees. We face significant competition in the recruitment of qualified employees. Our ability to execute our business strategy may suffer if:

  . We are unable to recruit or retain a sufficient number of qualified employees;

  . The costs of employee compensation or benefits increase substantially; or

  . The costs of outsourcing certain tasks to third party providers increase substantially.

  In addition, we expend significant resources in training our retail managers and employees. During the past few years, retail employee turnover has increased to approximately 75% per year. If turnover continues to increase, we may incur additional recruiting and training costs.

Because we rely heavily on common carriers to ship our coffee on a daily basis, any disruption in their services or increase in shipping costs could adversely affect our business.

  We rely on a number of common carriers to deliver coffee to our customers and retail stores. We consider roasted coffee a perishable product and we rely on these common carriers to deliver fresh roasted coffee on a daily basis. We have no control over these common carriers and the services provided by them may be interrupted as a result of labor shortages, contract disputes and other factors. If we experience an interruption in these services, we may be unable to ship our coffee in a timely manner. A delay in shipping could:

  . Have an adverse impact on the quality of the coffee shipped, and thereby adversely affect our brand and reputation;

  . Result in the disposal of an amount of coffee that could not be shipped in a timely manner; and

  . Require us to contract with alternative, and possibly more expensive, common carriers.

  Any significant increase in shipping costs could lower our profit margins or force us to raise prices, which could cause our revenue and profits to suffer.

We have a significant amount of indebtedness, which imposes significant restrictions on our operations and may limit our ability to raise additional capital or implement our business plan.

  As of October 1, 2000, we had a significant amount of indebtedness, including separate $7.0 million and $8.0 million term loans and a revolving credit facility from General Electric Capital Corporation. Our total indebtedness was approximately $20.7 million. After this offering, we will continue to have a significant amount of debt, which may:

  . Require that a substantial portion of our cash flow from operations be dedicated to service our debt;

  . Limit our ability to obtain additional capital; and

  . Generally limit our flexibility to implement our business strategy or react to changes in our industry or economic conditions.

  Our loan agreement with General Electric Capital Corporation contains financial and negative covenants that place restrictions on our operations, including:

  . Limiting the number of stores we can open per fiscal year to three (with some exceptions);

  . Limiting our ability to make capital expenditures, incur additional indebtedness and lease obligations, make investments, pay dividends or make other distributions to our shareholders and acquire or retire our common stock;

  . Requiring us to maintain financial ratios on a monthly basis; and

  . Prohibiting us from forming or acquiring subsidiaries, merging with or into other companies or selling all or substantially all of our assets.

  These restrictions could adversely impact our ability to implement our business plan or raise additional capital, if needed.

Because we are headquartered, and most of our stores are located, near major earthquake faults, we face potential disruption from earthquakes.

  Our only coffee roasting and distribution facility and most of our stores are located near major earthquake faults. The impact of a major earthquake on our facilities, infrastructure and overall operations is difficult to predict and an earthquake could seriously disrupt our entire business process. We are uninsured for business disruptions caused by an earthquake.

               Risk Factors Relating to Specialty Coffee Industry

Increases in the cost of high quality Arabica coffee beans could reduce our gross margin and profit.

  Coffee is a trade commodity and, in general, its price can fluctuate depending on:

  . Weather patterns in coffee-producing countries;

  . Economic and political conditions affecting coffee-producing countries;

  . Foreign currency fluctuations; and

  . The ability of coffee-producing countries to agree to export quotas.

  If the cost of our green coffee beans increases due to any of these factors, we may not be able to pass along those costs to our customers because of the competitive nature of the specialty coffee industry. If we are unable to pass along increased coffee costs, our margins will decrease and our profitability will suffer accordingly.

Decreased availability of high quality Arabica coffee beans could result in a decrease in revenue and jeopardize our ability to expand our business.

  Arabica coffee beans of the quality we purchase are not readily available on the commodity markets. We depend on our relationships with coffee brokers, exporters and growers for the supply of our primary raw material, high quality Arabica coffee beans. If our relationships with coffee brokers, exporters and growers deteriorate, we may be unable to procure a sufficient quantity of high quality coffee beans. In such case, we may not be able to fulfill the demand of our existing customers, supply new retail stores or expand other channels of distribution. A raw material shortage could result in decreased revenues or could impair our ability to expand our business.

Political instability in coffee growing regions could result in a decrease in the availability of high quality Arabica coffee beans needed for the continued operation and growth of our business and an increase in our operating costs.

  We roast Arabica coffee beans from many different regions to produce 33 types and blends of coffee. The political situation in many of those regions, including Africa, Indonesia and Central and South America, can be unstable, and such instability could affect our ability to purchase coffee from those regions. If Arabica coffee beans from a region become unavailable or prohibitively expensive, we may be forced to discontinue particular coffee types and blends or substitute coffee beans from other regions in our blends. Frequent substitutions and changes in our coffee product lines may lead to cost increases, customer alienation and fluctuations in our gross margins. Furthermore, a worldwide supply shortage of the high quality Arabica coffee beans we purchase could have a material adverse effect on our business.

Competition in the specialty coffee market is intense and could affect our profitability.

  The whole bean specialty coffee category is highly fragmented. Our primary competitors in whole bean specialty coffee sales include Gevalia, Green Mountain, Illy Cafe, Millstone, Seattle's Best and Starbucks. There are an estimated 500 smaller and regional brands that also compete in this category. In addition, we compete indirectly against all other coffee brands on the market. A number of nationwide coffee marketers, such as Kraft Foods, Procter & Gamble and Nestle, are distributing premium coffee brands in supermarkets. These premium coffee brands may serve as substitutes for our whole bean coffee. If we do not succeed in effectively differentiating ourselves from our competitors or our competitors adopt our strategies, then our competitive position will be weakened.

  Despite competing in a fragmented product category whole bean specialty coffee brands are being established across multiple distribution channels. Several competitors are aggressive in obtaining distribution in specialty grocery and gourmet food stores, through online and mail order and in office and restaurant locations. We have only recently begun to penetrate these channels. Other competitors may have an advantage over us based on their earlier entry into these distribution channels.

  Competition in the specialty coffee market is becoming increasingly intense as relatively low barriers to entry encourage new competitors to enter the specialty coffee market. Many of these new market entrants may have substantially greater financial, marketing and operating resources than us. In addition, many of our existing competitors have substantially greater financial, marketing and operating resources than us.

Adverse public or medical opinion about caffeine may harm our business.

  Our specialty coffee contains significant amounts of caffeine and other active compounds, the health effects of some of which are not fully understood. A number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. An unfavorable report on the health effects of caffeine or other compounds present in coffee could significantly reduce the demand for coffee, which could harm our business and reduce our sales and profits.

                         Risks Related to this Offering

Our directors, executive officers and significant shareholders will retain considerable control over the Company, which may lead to conflicts with other shareholders over corporate governance.

  Our directors, executive officers and significant shareholders may exert their considerable control over Peet's to advance their interests at the expense of other shareholders. Our directors, executive officers and current holders of 5% or more of our outstanding common stock will be able to exert significant control over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combination transactions. Following the completion of this offering, these shareholders will beneficially own approximately 22.7% (19.2% if the underwriters exercise their over-allotment option in full) of our outstanding common stock and Gerald A. Baldwin, our current chairman, will beneficially own approximately 15.4% (12.8% if the underwriters exercise their over-allotment option in full) of our outstanding common stock. These shareholders, acting together, and Mr. Baldwin, acting alone, will be able to significantly influence all matters requiring shareholder approval, and they may exercise this ability in a manner that advances their best interests and not necessarily those of other shareholders.

We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

  Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Washington law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

  . Establishing a classified board of directors requiring that members of the board be elected in different years;

  . Authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

  . Prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;

  . Limiting the ability of shareholders to call special meetings of shareholders;

  . Prohibiting shareholder action by written consent and requiring all shareholder actions to be taken at a meeting of our shareholders; and

  . Establishing advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by shareholders at shareholder meetings.

  In addition, Chapter 23B.19 of the Washington Business Corporation Act and the terms of our incentive stock plans may discourage, delay or prevent a change in control. See "Description of Capital Stock--Washington Anti-Takeover Law."

There may be sales of substantial amounts of our common stock after this offering, which could cause our stock price to fall.

  Our current shareholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. After this offering, 7,958,214 shares of common stock will be outstanding assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. Of these remaining shares, 256,104 will be available for sale in the public market as of the date of this prospectus; 226 will be available for sale in the public market 90 days after the date of this prospectus; and 4,401,884 will be available for sale in the public market 180 days after the date of this prospectus. However, it is possible that the underwriters could waive the 180-day lock-up period, if, for example, the underwriters determine that the market price of our common stock has reached a sufficiently stable point that it could bear the sale of shares subject to the lock-ups. Sales of a substantial number of shares of our common stock within a short period of time after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

  Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:

  . Implementing our business strategy;

  . Attracting and retaining customers;

  . Obtaining and expanding our market presence in new geographic regions;

  . The availability of high quality Arabica coffee beans;

  . Consumers tastes and preferences; and

  . Competition in our market.

  In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predict," "potential," "continue," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate" and similar expressions (or the negative of such expressions). These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

  We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $21.7 million, and $23.4 million if the underwriters exercise their over-allotment option in full, based upon an assumed offering price of $10.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses. The principal purposes of this offering are to obtain additional capital and to create a public market for our common stock. We expect to use:

  . Approximately $11.7 million of the net proceeds to prepay our $8.0 million term loan and repay approximately $3.7 million of revolving credit advances outstanding under our term loan and revolving credit facility;

  . Approximately $0.5 million of the net proceeds for marketing and related expenditures to increase our brand awareness and to support the implementation of our business strategy;

  . Approximately $1.2 million of the net proceeds to open new retail stores;

  . Approximately $0.5 million of the net proceeds for capital expenditures;
    and

  . The balance of the net proceeds for working capital and other general corporate purposes.

  We may use a portion of the net proceeds to acquire products or businesses related to the coffee industry; however, we currently have no commitments or agreements relating to any of these types of transactions. We will have significant discretion in the use of the net proceeds of this offering. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending use of the net proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

  Pursuant to the terms of our term loan and revolving credit facility, we are required to use the proceeds of this offering to prepay our $8.0 million term loan and repay our outstanding revolving credit advances. Our $8.0 million term loan matures on February 28, 2002 and bears interest at either the Index rate (the higher of prime or 50 basis points over the average of rates for overnight federal funds transactions) plus 5.25% or the London Interbank Offered Rate (LIBOR) plus 7.00%. As of October 1, 2000, the interest rate is 14.0%. Our revolving credit facility expires on August 31, 2005 and the advances thereunder bear interest at either the Index rate plus 1.25% or LIBOR plus 3.00%. As of October 1, 2000, the interest rate is 10.0%. A more complete discussion of the terms of our term loan and revolving credit facility is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Proceeds from additional indebtedness incurred over the past year under our credit facility were primarily used to build and open nine retail stores, to add new production equipment to our roasting facility, and to deploy the necessary computer equipment to strengthen our systems infrastructure.

                                DIVIDEND POLICY

  We have not declared or paid any dividends on our capital stock since 1990. We expect to retain any future earnings to fund the development and expansion our business. Therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Our current credit facility restricts our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

  The following table shows, as of October 1, 2000, our cash and cash equivalents, short term debt, and capitalization, both actual and as adjusted. The adjustment gives effect to:

  . The conversion of all outstanding shares of our Series A preferred stock into an estimated 942,612 shares of common stock upon the closing of this offering; and

  . The sale of the shares of common stock by us in this offering at the assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses, and the repayment of certain indebtedness with the proceeds from this offering.

                                                              October 1, 2000
                                                             ------------------
                                                             Actual   Pro Forma
                                                             -------  ---------
                                                              (in thousands,
                                                               except share
                                                                   data)
   Cash and cash equivalents...............................  $ 1,196   $11,137
                                                             =======   =======
       Current maturities..................................  $ 5,771   $ 2,037
                                                             =======   =======
   Long term debt, excluding current maturities............  $15,381   $ 7,381
                                                             =======   =======
   Shareholders' equity:
     Preferred stock, no par value; authorized 10,000,000
      shares;
      issued and outstanding 471,306 shares of Series A,
      liquidation preference of 4,828......................  $ 4,537
     Common stock, no par value; authorized 50,000,000
      shares;
      issued and outstanding (assuming two-for-one stock
      split):
      actual, 4,515,602; pro forma, 7,958,214..............    8,105   $34,317
     Accumulated deficit...................................   (4,021)   (4,021)
                                                             -------   -------
       Total shareholders' equity..........................    8,621    30,296
                                                             -------   -------
       Total capitalization................................  $24,002   $37,677
                                                             =======   =======

  The previous information should be read together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

  The shares of common stock outstanding in the pro forma as adjusted columns exclude:

  . 1,527,668 shares of common stock issuable as of October 1, 2000, upon the exercise of outstanding stock options issued under our 1993 Stock Option Plan, 1994 California Stock Option Plan and 1997 Equity Incentive Plan at a weighted average exercise price of $5.78 per share;

  . 200,000 shares of common stock issuable as of October 1, 2000 upon the exercise of an outstanding warrant; and

  . 64,698 shares of common stock reserved for issuance as of October 1, 2000 under our 1997 Equity Incentive Plan, and the shares of common stock that we plan to reserve for issuance under our 2000 Equity Incentive Plan, 2000 Non-Employee Director Plan and 2000 Employee Stock Purchase Plan, each of which we intend to adopt before the closing of this offering.

                                    DILUTION

  Our pro forma net tangible book value as of October 1, 2000 was approximately $7.5 million, or $1.37 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by 5,458,214 the number of shares of common stock treated as outstanding on a pro forma basis after giving effect to the two-for-one stock split and the conversion of our Series A preferred stock. After giving effect to the sale of the shares of common stock offered in this offering at the assumed public offering price, net of offering expenses, our pro forma net tangible book value at October 1, 2000 would have been $29.1 million, or $3.66 per share of common stock. This represents an immediate increase in net pro forma tangible book value to existing shareholders of $2.29 per share and an immediate dilution of $6.34 per share to new investors. The following table illustrates the per share dilution:

   Initial public offering price per share........................       $10.00
   Net tangible book value per share as of October 1, 2000........ $1.37
   Increase attributable to the sale of shares offered hereby.....  2.29
                                                                   -----
   Adjusted net tangible book value after this offering...........         3.66
                                                                         ------
   Dilution in the net tangible book value to new investors.......       $ 6.34
                                                                         ======

  The following table summarizes on a pro forma basis, after giving effect to the two-for-one stock split, the conversion of our Series A preferred stock, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and by new investors, in each case based upon the number of shares of common stock and Series A preferred stock outstanding as of October 1, 2000.

                                 Shares Purchased  Total Consideration  Average
                                 ----------------- -------------------   Price
                                  Number   Percent   Amount    Percent per Share
                                 --------- ------- ----------- ------- ---------
   Existing shareholders........ 5,458,214    69%  $12,642,000    34%   $ 2.32
   New investors................ 2,500,000    31%   25,000,000    66%    10.00
                                 ---------   ---   -----------   ---    ------
     Total...................... 7,958,214   100%  $37,642,000   100%   $ 4.73
                                 =========   ===   ===========   ===    ======

  Taking into account the sales by the selling shareholders, the number of shares held by existing shareholders will be 4,658,214, or approximately 58.5% of the total shares of common stock outstanding, and the number of shares held by new investors will be 3,300,000, or approximately 41.5% of the total shares of common stock outstanding.

  If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing shareholders will be reduced to 4,345,837 or 53.4% of the total number of shares of common stock to be outstanding after this offering and the number of shares of common stock held by new investors will increase to 3,795,000 shares, or 46.6% of the total number of shares of common stock to be outstanding immediately after this offering.

  The foregoing discussions and tables assume no exercise of any outstanding stock options or warrants. As of October 1, 2000, there were options outstanding to purchase 1,527,668 shares of common stock at a weighted average exercise price of $5.78 per share. As of October 1, 2000, there was a warrant outstanding to purchase 200,000 shares of common stock at an adjusted exercise price of $7.50 per share. If all of these options and the warrant were exercised on October 1, 2000 (assuming no exercise of the underwriters' over-allotment options), our pro forma net tangible book value as of that date would have been $39.5 million, or $4.08 per share of common stock, and this offering would represent an immediate dilution of $5.92 per share to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The table below shows selected consolidated financial data for our last five fiscal years and for the nine month periods ended October 1, 2000 and October 3, 1999. The statement of operations data for each of the three fiscal years in the period ended January 2, 2000 and the nine months ended October 1, 2000 and the balance sheet data at October 1, 2000, January 2, 2000 and January 3, 1999 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the fiscal years in the two-year period ended December 29, 1996 and the balance sheet data at December 28, 1997, December 29, 1996 and December 31, 1995 are derived from our audited financial statements not included in this prospectus. The statement of operations data for the nine months ended October 3, 1999 and the balance sheet data at October 3, 1999 are derived from our unaudited financial statements included elsewhere in this prospectus. Such unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles. Our fiscal year is based on a 52 or 53 week year and ends on the Sunday closest to the last day in December.

  The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The shares used in calculation of net income (loss) per share reflect the two-for-one stock split, which was effected on January 22, 2001. The pro forma shares used in the calculation of net loss per share reflect the conversion of all outstanding shares of preferred stock into common stock. In calculating pro forma data reflecting the repayment of debt using a portion of the offering proceeds, 785,000 shares for fiscal year ended January 2, 2000 and 1,173,000 shares for the nine months ended October 1, 2000 were assumed issued at $10.00 per share. The calculations of pro forma net income (loss) and net income (loss) per share reflect the elimination of debt for which the interest expense totaled $413,000 for fiscal year ended January 2, 2000 and $662,000 for the nine months ended October 1, 2000.

                                                                        Nine Months Ended
                                                                      ---------------------
                                        Fiscal Year
                          ------------------------------------------  October 3, October 1,
                           1995     1996    1997     1998     1999       1999       2000
                          -------  ------- -------  -------  -------  ---------- ----------
                                      (in thousands, except per share data)
Statements of Operations
 Data:
Total revenue...........  $33,252  $40,137 $50,732  $58,685  $67,807   $47,776    $59,381
Cost of sales and
 related occupancy
 expenses...............   17,870   21,526  26,530   28,749   31,923    22,581     27,917
Operating expenses......    8,545   11,247  14,767   17,969   21,902    15,240     20,243
Marketing and
 advertising expenses...      719      810   2,278    2,176    3,491     2,258      4,889
General and
 administrative
 expenses...............    3,974    2,522   3,961    5,961    6,230     4,489      5,081
Depreciation and
 amortization expenses..    1,586    1,790   2,210    2,711    3,404     2,345      3,381
                          -------  ------- -------  -------  -------   -------    -------
Income (loss) from
 operations.............      558    2,242     986    1,119      857       863     (2,130)
Interest expense, net,
 and other..............      325      244     396      709      985       770      1,290
                          -------  ------- -------  -------  -------   -------    -------
Income (loss) before
 income taxes...........      233    1,998     590      410     (128)       93     (3,420)
Provision (benefit) for
 income taxes...........     (129)     851     249      242       16        27       (711)
                          -------  ------- -------  -------  -------   -------    -------
Net income (loss).......  $   362  $ 1,147 $   341  $   168  $  (144)  $    66    $(2,709)
                          =======  ======= =======  =======  =======   =======    =======
Net income (loss) per
 share:
 Basic..................  $  0.09  $  0.27 $  0.08  $  0.04  $ (0.03)  $  0.01    $ (0.60)
 Fully diluted..........     0.07     0.21    0.06     0.03    (0.03)     0.01      (0.60)
Shares used in
 calculation of net
 income (loss) per
 share:
 Basic..................    4,208    4,212   4,348    4,397    4,489     4,479      4,520
 Fully diluted..........    5,346    5,444   5,448    5,710    4,489     5,728      4,520
Pro forma basic and
 diluted net loss per
 share..................                                     $ (0.03)             $ (0.50)
Pro forma shares used in
 calculation of basic
 and diluted net loss
 per share..............                                       5,431                5,462

Pro Forma Data
 Reflecting the
 Repayment of Debt Using
 a Portion of the
 Offering Proceeds:
Pro forma net income
 (loss).................                                     $   250              $(2,376)
Pro forma net income
 (loss) per share.......                                     $  0.04              $ (0.36)
Pro forma as adjusted
 shares used in
 calculation of pro
 forma net income (loss)
 per share..............                                       6,216                6,635

Balance Sheet Data:
Cash and cash
 equivalents............  $   334  $ 2,156 $   888  $   873  $ 1,074   $ 1,215    $ 1,196
Working capital.........    2,402    2,230  (2,301)  (1,333)  (5,486)   (3,813)      (993)
Total assets............   22,293   22,637  25,724   29,864   34,650    35,453     38,644
Current portion of long
 term debt..............      870    1,810   3,470    1,701    2,816     2,529      2,037
Long term debt, less
 current maturities.....    4,900    4,882   3,412    5,962    7,240     7,344     15,381
Series A preferred
 stock..................    5,482    5,482   4,537    4,537    4,537     4,537      4,537
Total shareholders'
 equity.................   10,006   11,173  10,318   10,791   11,191    11,262      8,621

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Except for historical information, the discussion in this prospectus contains certain forward-looking statements that involve risks and uncertainties. The principal factors that could cause or contribute to differences in our actual results are discussed in the section titled "Risk Factors."

Company Overview and Industry Outlook

  Peet's is a specialty coffee roaster and marketer of branded fresh roasted whole bean coffee sold through multiple channels of distribution. Since our founding in 1966, we have established a customer base and brand recognition in the San Francisco Bay Area. In recent years, we have begun to expand our brand nationally.

  We expect the specialty coffee industry to continue to grow. We believe that this growth will be fueled by continued consumer interest in high quality coffee and related products, as well as the continued expansion of specialty coffee retail chains.

  Our operations are vertically integrated. We purchase Arabica coffee beans from countries around the world, apply our artisan-roasting techniques and ship fresh coffee daily to customers within 24 hours of roasting. Control of purchasing, roasting, packaging and distribution of our coffee allows us to maintain our unique freshness proposition and is cost efficient, enhances our margins and maximizes our profit potential.

  Our coffee and related items are sold through multiple distribution channels which are considered segments under Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." These channels are selected in order to provide broad market exposure to potential purchasers of fresh roasted whole bean coffee. We sell coffee beans and related items through three reportable segments: our company-owned retail outlets, online and mail order and specialty sales, which consist of offices, restaurants, specialty grocery and gourmet food stores.

  We intend to increase sales by focusing on expansion in specialty sales, as well as through continued growth of our online and mail order channel. Although our expansion into new distribution channels is accelerating, it is disciplined and focused, only penetrating new markets and channels that can support the sale of specialty coffee. We also intend to open a limited number of new stores in strategic locations that meet our demographic profile, and explore potential opportunities for franchising and licensing in international markets.

Business Categories

  In order to facilitate an understanding of the results of operations for each period presented, we have included a general overview along with a discussion and analysis of business categories within our segment activities.

  We measure our business by monitoring the volume and revenue growth of whole bean coffee sales for home, office and restaurant consumption, as well as coffee beans used for beverage sales at our retail outlets. For fiscal 1999, the sale of whole bean coffee and related products for home, office and restaurant consumption represented 60% of our total revenue and 78% of all whole bean coffee pounds roasted. As a result, we monitor sales separately through two distinct business categories:

  . Whole bean coffee and related products; and

  . Beverages and pastries.

  We operate our stores and record sales through these two categories. Our stores are primarily designed to facilitate the sale of whole bean coffee. The format of our stores replicates that of a specialty grocer. Beans are scooped from under the counter bins, weighed on counter top scales and hand packed into branded bags. In addition, each store has a beverage bar that is dedicated to the sale of prepared beverages and pastries for on-site consumption.

  Our two business categories within a store mature at different rates. When we open a store, the initial sales are primarily beverage related. The distance a consumer will travel for beverages is short (usually one to three miles), representing a convenience purchase. Consequently, the beverage business matures rapidly. The trade area for whole bean coffee is much larger (usually three to five miles), representing destination shopping. Consequently, whole bean sales from stores mature more slowly (typically three to five years). Therefore, sales at newer stores have a much higher beverage component and shift to a higher whole bean percentage as the store matures. The dynamics of opening many new stores over the past few years has resulted in a higher beverage percentage within our total revenue, a trend that should change as stores mature.

  The following chart demonstrates category mix for retail store sales in the fiscal month ended October 1, 2000, expressed as a percent of total store revenue.

                                   Open less than     Open     Open more than
                                      2 years     2 to 5 years    5 years
                                   -------------- ------------ --------------
   Whole bean coffee, tea, and
    related products..............      42.0%         45.3%         51.9%
   Beverages and pastries.........      58.0%         54.7%         48.1%

Results of Operations

  The following discussion on results of operations should be read in conjunction with "Selected Financial Data," the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus. Our fiscal year is based on a 52 or 53 week year. The fiscal year ends on the Sunday closest to the last day of December.

  The following table sets forth certain financial data for the periods indicated.

                                   Fiscal Year                   Nine Months Ended
                          ----------------------------------   ---------------------
                                                               October 3, October 1,
                          1995    1996   1997   1998   1999       1999       2000
                          -----   -----  -----  -----  -----   ---------- ----------
Statements of Operations
 Data as a percent
 of revenue:
Total revenue...........  100.0 % 100.0% 100.0% 100.0% 100.0 %   100.0%     100.0 %
Cost of sales and
 related occupancy
 expenses...............   53.7 %  53.6%  52.3%  49.0%  47.1 %    47.3%      47.0 %
Operating expenses......   25.7 %  28.0%  29.1%  30.6%  32.3 %    31.9%      34.1 %
Marketing and
 advertising expenses...    2.2 %   2.0%   4.5%   3.7%   5.1 %     4.7%       8.2 %
General and
 administrative
 expenses...............   12.0 %   6.3%   7.8%  10.2%   9.2 %     9.4%       8.6 %
Depreciation and
 amortization expenses..    4.8 %   4.5%   4.4%   4.6%   5.0 %     4.9%       5.7 %
                          -----   -----  -----  -----  -----     -----      -----
Income (loss) from
 operations.............    1.6 %   5.6%   1.9%   1.9%   1.3 %     1.8%      (3.6)%
Interest expense, net,
 and other..............    1.0 %   0.6%   0.8%   1.2%   1.5 %     1.6%       2.2 %
                          -----   -----  -----  -----  -----     -----      -----
Income (loss) before
 income taxes...........    0.6 %   5.0%   1.1%   0.7%  (0.2)%     0.2%      (5.8)%
Provision (benefit) for
 income taxes...........   (0.4)%   2.1%   0.5%   0.4%   0.0 %     0.1%      (1.2)%
                          -----   -----  -----  -----  -----     -----      -----
Net income (loss).......    1.0 %   2.9%   0.6%   0.3%  (0.2)%     0.1%      (4.6)%
                          =====   =====  =====  =====  =====     =====      =====


Selected Operations Data
Number of Stores in
 Operation
 Beginning of the
  period................     19      25     30     39     43        43         53
  Store openings........      6       5      9      5     11         7          4
  Store closure.........                            1      1
 End of the period......     25      30     39     43     53        50         57


Pounds of whole bean
 coffee sold............  2,874   3,579  3,847  3,350  3,546     2,529      3,025

  The Company closed a store located in Encinitas, California in November 1998 and a store located in Naperville, Illinois in November 1999. These stores were under-performing with low customer count, low sales and negative cashflow. Store closure costs included direct costs to terminate the leases or to sublease the properties, future rental expenses, storage and utility expenses and the write-off of fixed assets. The Encinitas and Naperville stores generated operating losses in their respective years of closure of approximately $164,000 and $308,000, respectively. During 2000, the Company recorded additional costs relating to the Naperville closure. The amounts included in general and administrative expenses related to the store closures in 1998, 1999 and 2000 were $220,000, $482,000 and $316,000, respectively. As of January 3, 1999, January 2, 2000 and October 1, 2000, the Company had recorded a liability for store closure costs of $35,000, $48,000 and $161,000, respectively. See Note 2 in the "Notes to Consolidated Financial Statements," included elsewhere in this prospectus. The Company believes that the impact of these store closures on the future results of operations will be positive due to the elimination of the losses generated by the stores. Future liquidity and the uses of capital resources will not be affected except to the extent of estimated future rental payments of $161,000.

Nine Months Ended October 1, 2000 Compared With Nine Months Ended October 3,
1999.

 Revenues

  Total revenue increased $11.6 million, or 24.3%. Revenue from the sale of whole bean coffee and related products increased to $34.2 million from $27.9 million, or 22.6%, while sales of beverages and pastries increased to $25.2 million from $19.9 million, or 26.6%.

  Retail store revenue increased to $49.3 million from $40.5 million, or 21.7%. Whole bean coffee and related products sales increased by $3.5 million, or 17.0%. The $3.5 million increase in revenue primarily consisted of $1.5 million from the addition of new stores, $1.0 million from a 5.6% price increase in August 1999 and $0.5 million from additional pounds of whole bean coffee sold through maturing stores. Beverages and pastries sales increased by $5.3 million, or 26.8%. The $5.3 million increase in revenue primarily consisted of $2.4 million from the addition of new stores, $1.9 million from existing stores and $1.0 million from the August price increase.

  Online and mail order revenue increased to $6.7 million from $5.6 million, or 19.6%. The revenue growth was primarily due to growth in our customer base resulting from increased direct mail and online marketing.

  Revenue from specialty sales increased to $3.3 million from $1.7 million, or 94.1%. The $1.6 million of revenue growth was primarily due to new sales initiatives in this channel. The expansion of our office coffee program represented $0.8 million of the increase and wholesale and restaurant accounts represented $0.8 million.

 Cost of sales and related occupancy expenses

  Primarily as a result of the addition of seven new stores and increased volume of 22.6% in whole bean coffee sales, cost of sales and related occupancy expenses increased $5.3 million, or 23.6%. Cost of sales and related occupancy expenses decreased as a percent of total revenue to 47.0% from 47.3%, due primarily to the August price increase and the reduction in our average green coffee bean cost by $0.29 per pound. These benefits were partially offset by higher occupancy costs for new stores opened in Boston.

 Operating expenses

  Operating expenses increased $5.0 million, or 32.8%, and also increased as a percent of total revenue to 34.1% from 31.9%.

  Retail store operating expenses increased to $18.2 million from $14.2 million, an increase of 28.2%. Operating expenses as a percent of segment revenue increased to 37.0% from 35.1% in the prior year. The increased retail store operating expenses as a percent of segment revenue was mainly due to the increased costs of entering into new markets, the additional expense incurred for the implementation of a new store-wide electronic point of sale system and increased labor costs in California. Retail store operating expenses in new markets averaged 65% of revenue due mainly to lower per store revenue in non-mature locations, compared to 28% of revenue for mature locations. These increased costs in connection with entering new markets contributed approximately $1.7 million to the overall increase in retail store operating expenses. The increase in retail store operating expenses also consisted of $0.6 million from the implementation of the point of sale system and $0.3 million from increased labor costs in California, with the remaining increase caused by the required support for revenue growth in retail operations.

  Operating expenses for online and mail order increased to $1.4 million from $0.9 million, or 55.6%. As a percent of segment revenue, operating expenses increased to 20.7% from 15.5% in the prior year. The increase in operating expenses as a percent of segment revenue was primarily due to the increased spending on information systems necessary to support higher volume and online presence.

  Operating expenses for specialty sales increased to $0.6 million from $0.2 million, or 200%. As a percent of segment revenue, operating expenses increased to 18.3% from 10.2% in the prior year. The $0.4 million increase in operating expenses as a percent of segment revenue was primarily due to the hiring of new sales staff and the costs of the expanded program for office and restaurant accounts.

 Marketing and advertising

  Marketing and advertising expenses increased $2.6 million, or 116.5%. Marketing and advertising expenses as a percent of total revenue increased to 8.2% from 4.7% in the prior year. Marketing and advertising expenses increased significantly over the prior year due to new store additions in Boston, Chicago and Portland and increased online and mail order programs, as well as increased marketing efforts for office and restaurant accounts.

 General and administrative

  General and administrative expenses increased $0.6 million, or 13.2%, as a result of the hiring of additional administrative personnel. As a percent of total revenue, general and administrative expenses decreased to 8.6% from 9.4% in the prior year. The decrease as a percent of revenue was primarily due to higher sales.

 Depreciation and amortization

  Depreciation and amortization expenses increased $1.0 million, or 44.2%. Depreciation and amortization expenses as a percent of total revenue increased to 5.7% from 4.9% in the prior year. The increase in depreciation and amortization was primarily the result of capital expenditures for new retail stores and system upgrades.

 Interest expense, net, and other

  Net interest expense increased $0.5 million, or 67.5%. The increase was primarily due to the additional borrowings under our credit facility to fund and support expansion and additional working capital needs.

 Provision for income taxes

  Taxes on income for the nine months ended October 1, 2000 reflect a benefit of $0.7 million resulting from recognition of the future tax benefit of the nine-month loss. The effective tax rate of 20.8% reflects the establishment of a valuation allowance on charitable contribution carryforwards and the California disallowance of 50% of the current year tax net operating loss carryforward.

Year Ended January 2, 2000 Compared With Year Ended January 3, 1999

 Revenue

  Total revenue increased $9.1 million, or 15.5%. Revenue from the sale of whole bean coffee and related products increased to $40.6 million from $36.1 million, or 12.5%, while sales of beverages and pastries increased to $27.2 million from $22.6 million, or 20.4%.

  Retail store revenue increased to $57.2 million from $49.4 million, or 15.8%. Whole bean coffee and related products sales increased by $3.1 million, or 11.5%. The $3.1 million increase in revenue primarily consisted of $1.5 million from the addition of new stores, $0.6 million from a price increase in August 1999 and $0.5 million from additional pounds of whole bean coffee sold through maturing stores. Beverages and pastries sales increased $4.7 million, or 20.7%. The $4.7 million increase in revenue primarily consisted of $2.6 million from existing stores, $1.6 million from the addition of new stores and $0.5 million from the August 1999 price increase.

  Online and mail order revenue increased to $8.2 million, or 14.2%. The revenue growth was primarily due to increased customers in new and existing markets generated, in part, by targeted direct mail test programs.

  Revenue from specialty sales increased to $2.5 million, or 15.5%, due to our expanded office coffee program.

 Cost of sales and related occupancy expenses

  As a result of the addition of new stores and increased volume of whole bean coffee sales, cost of sales and related occupancy expenses increased $3.2 million, or 11.1%. This represented a decrease as a percent of total revenue to 47.1% from 49.0%. The resulting increase in margin was primarily due to the reduction in our average green coffee bean cost by $0.21 per pound and the result of the August 1999 price increase.

 Operating expenses

  Operating expenses increased $3.9 million, or 21.9%, which represented an increase as a percent of total revenue to 32.3% from 30.6%.

  Retail store operating expenses increased to $20.4 million from $16.7 million, an increase of 22.2%. Operating expenses as a percent of segment revenue increased to 35.7% from 33.9% in the prior year. The increase in retail store operating expenses as a percent of segment revenue was primarily due to the increased costs of expanding into Boston, Chicago and Portland.

  As a result of increased volume in whole bean coffee sales, operating expenses for online and mail order increased to $1.3 million from $1.1 million, or 18.2%. As a percent of segment revenue, operating expenses increased to 15.6% from 15.3% in the prior year. This increase was primarily due to higher labor costs.

  Operating expenses for specialty sales increased to $0.2 million from $0.1 million, or 100%. As a percent of segment revenue, operating expenses increased to 9.1% from 6.9% in the prior year. The resulting increase is attributable to the higher start-up cost of the office coffee program.

 Marketing and advertising

  Marketing and advertising expenses increased $1.3 million, or 60.4%. Marketing and advertising expenses as a percent of total revenue increased to 5.1% from 3.7% in the prior year. The higher marketing and advertising expenses were the result of promoting Peet's brand in new markets and the standardization of our brand identity for store signs, packaging, marketing materials, logo, and other corporate branding elements. Additionally, we incurred incremental marketing expenses when we transitioned our website from purely informational to functional e-commerce.

 General and administrative

  General and administrative expenses increased $0.3 million, or 4.5%. As a percent of total revenue, general and administrative expenses decreased to 9.2% from 10.2% in the prior year. The decrease as a percent of revenue was primarily due to higher sales.

 Depreciation and amortization

  Depreciation and amortization expenses increased $0.7 million, or 25.6%. As a percent of total revenue, depreciation and amortization expenses increased to 5.0% from 4.6% in the prior year. The increase in depreciation and amortization was primarily due to capital expenditures for new retail stores, manufacturing and systems upgrades.

 Interest expense, net, and other

  Net interest expense increased $0.3 million, or 38.9%. The increase was primarily due to additional borrowings under our credit facility to fund and support expansion and additional working capital needs.

 Provision for income taxes

  Taxes on income for the year ended January 2, 2000 reflect an expense of $16,000 with an effective rate of (12.5)%. The expense and rate have been largely impacted by the limitations on California net operating loss carryforwards as well as the California manufacturers investment credit.

  California limits the amount of net operating losses that may be carried forward to 50% of the current year loss. This has increased the tax expense for the year ended January 2, 2000 and, because we had a pretax loss, lowered the effective rate. The California limitation on net operating losses had a material impact on the rate due to the relatively large net carryforward limitation compared to the pretax loss.

  California allows a manufacturers investment tax credit for 6% of qualified costs. The effect of the credit is to decrease tax expense and, because we had a pretax loss, increase the rate for the year ended January 2, 2000.

  Valuation allowances were established in prior years for some deferred tax assets, including charitable contribution carryforwards discussed below. For the year ended January 2, 2000, no new valuation allowances were established.

  Charitable contributions are deductible up to 10% of adjusted taxable income. Amounts not deductible due to the 10% limitation may be carried forward for five years before expiring. We plan to continue our charitable activity, and it is possible that valuation allowances will be needed in the future for charitable contribution carryforwards.

Year Ended January 3, 1999 Compared With Year Ended December 28, 1997

 Revenue

  Total revenue increased $8.0 million, or 15.7%. Revenue from the sale of whole bean coffee and related products increased to $36.1 million from $33.7 million, or 7.1%, while sales of beverages and pastries increased to $22.6 million from $17.0 million, or 32.9%.

  Retail store revenue increased to $49.4 million from $40.5 million, or 22.0%. Whole bean coffee and related products sales increased by $3.4 million, or 14.5%. The $3.4 million increase in revenue primarily consisted of $1.4 million from continuing growth in the Southern California stores, $1.0 million from a 7.0% price increase in March and a 6.5% price increase July 1997 and $1.0 million from mature stores. Beverage and pastry sales increased by $5.5 million, or 32.5%. The $5.5 million increase in revenue primarily consisted of $3.6 million from mature stores, $1.1 million from a 5.0% price increase and $0.8 million from the addition of new stores.

  Online and mail order revenue from whole bean coffee and related products increased to $7.1 million from $6.1 million, or 16.4%. The revenue growth was primarily due to an increase in whole bean coffee sold, generated, in part, by the initiation of catalog and print media marketing programs.

  Revenue from specialty sales decreased to $2.2 million from $4.1 million, or 46.3%. The decrease in revenue was primarily due to the termination of a supply agreement with Au Bon Pain Co., Inc. in the first quarter of 1998. Excluding the revenue from Au Bon Pain Co., Inc. in both periods, segment revenue in fiscal 1998 increased 61.3% mainly because we expanded our office coffee program.

 Cost of sales and related occupancy expenses

  As a result of the addition of new stores and increased volume of whole bean coffee sales, cost of sales and related occupancy expenses increased $2.2 million, or 8.4%, which represented a decrease as a percent of total revenue to 49.0% from 52.3%. The increased margin is primarily due to reduced coffee costs and the result of the price increases.

 Operating expenses

  Operating expenses increased $3.2 million, or 21.7%, which represented an increase as a percent of total revenue to 30.6% from 29.1%.

  Retail store operating expenses increased to $16.7 million from $13.2 million, or 26.5%. Operating expenses as a percent of segment revenue increased to 33.9% from 32.8% in the prior year. The increase in retail store operating expenses as a percent of segment revenue was primarily due to the high cost of operating in the new Southern California region.

  Operating expenses for online and mail order decreased to $1.1 million from $1.3 million, or 15.4%. As a percent of segment revenue, operating expenses decreased to 15.3% from 21.3% in the prior year. The decrease in operating expenses was due to cost savings from workflow and process improvements.

  Operating expenses for specialty sales decreased to $0.1 million from $0.2 million, or 50.0%. As a percent of segment revenue, operating expenses increased to 6.9% from 4.8% in the prior year. The decreased operating expenses are primarily attributable to the discontinuation of a supply agreement with Au Bon Pain Co., Inc.

 Marketing and advertising

  Marketing and advertising expenses decreased $0.1 million, or 4.5%. Marketing and advertising expenses as a percent of total revenue decreased to 3.7% from 4.5% in the prior year.

 General and administrative

  General and administrative expenses increased $2.0 million, or 50.5%. As a percent of revenue, general and administrative expenses increased to 10.2% from 7.8% in the prior year. The increase as a percent of total revenue was primarily due to hiring of corporate and administrative personnel to support growth.

 Depreciation and amortization

  Depreciation and amortization expenses increased $0.5 million, or 22.7%. Depreciation and amortization expenses as a percent of total revenue increased to 4.6% from 4.4% in the prior year. The increase in depreciation and amortization was primarily due to capital expenditures for new retail stores, manufacturing, and systems upgrades.

 Interest expense, net, and other

  Net interest expense increased $0.3 million, or 79.0%. The increase in net interest expense was primarily due to the additional borrowings under our credit facility to fund and support expansion and additional working capital needs.

 Provision for income taxes

  Taxes on income for the year ended January 3, 1999 reflect an expense of $0.2 million with an effective rate of 59%. The expense and rate were impacted by restrictions on charitable contribution carryforwards, limitations on California net operating loss carryforwards as well as the California manufacturers investment credit.

  Charitable contributions are deductible up to 10% of adjusted taxable income. Amounts not deductible due to the 10% limitation may be carried forward for five years before expiring. For the year ended January 3, 1999, a valuation allowance was established for a charitable contribution carryforward set to expire in 2000. The effect of establishing the valuation allowance was to increase the tax expense and increase the effective rate. We plan to continue our charitable activity and it is possible that valuation allowances will need to be established in the future for charitable contribution carryforwards.

  California limits the amount of net operating losses that may be carried forward to 50% of the current year loss. This increased the tax expense and the effective rate.

  California allows a manufacturers investment tax credit for 6% of qualified costs. The effect of the credit is to decrease tax expense and the rate for the year ended January 2, 2000.

Liquidity and Capital Resources

  We funded our capital requirements for fiscal 1997, 1998 and 1999 and for the nine months ended October 1, 2000 primarily through cash flows generated from operations and borrowings under our line of credit and term loan facilities.

  Net cash flow provided by (used in) by operations was $2.5 million in fiscal 1997, $2.9 million in fiscal 1998, $6.3 million in fiscal 1999 and ($1.2) million for the nine months ended October 1, 2000. Operating cash flows have been impacted by fluctuations in net income (loss), exclusive of depreciation and changes in working capital, primarily inventory.

  Net cash used in investing activities was $5.8 million in fiscal 1997, $6.2 million in fiscal 1998, $10.1 million in fiscal 1999 and $3.7 million in the nine months ended October 1, 2000. Investing activities primarily consist of capital expenditures for property, plant and equipment. These capital expenditures primarily relate to expenditures to support store expansion, manufacturing plant capacity expansion, information technology support systems and website development.

  Net cash provided by financing activities was $2.1 million in fiscal 1997, $3.3 million in fiscal 1998, $4.0 million in fiscal 1999 and $5.0 million in the nine months ended October 1, 2000. Financing activities in fiscal 1997 consisted of borrowings under our credit facility and the repurchase of all outstanding Series B Preferred stock and warrants. Financing activities during fiscal 1998 and fiscal 1999 consisted primarily of borrowings under our credit facility and repayment of notes payable. Financing activities during the first nine months of fiscal 2000 consisted primarily of refinancing our credit facility with a new lender.

  At October 1, 2000, we had a $30.0 million credit facility with General Electric Capital Corporation, which replaced a previous credit facility of $21.0 million. The current facility has a five-year term and provides for a revolving line of credit up to $15.0 million, a Term A Loan for $7.0 million amortized over five years and a Term B Loan for $8.0 million interest only for 18 months with principal due on February 28, 2002. The revolving line of credit also provides for the issuance of up to $3.0 million in letters of credit. Total availability under this facility is determined by subtracting our funded debt (less the outstanding balance on its Term B Loan) from our trailing twelve month earnings before interest, taxes, depreciation and amortization, or (EBITDA), multiplied by 3.75 for the period before September 1, 2001, 3.5 for the period after September 1, 2001 and before September 1, 2002, and 3.25 thereafter. As of October 1, 2000, $3.7 million was outstanding under the line of credit.

  Outstanding advances under the Term A Loan and revolving line of credit bear interest, at our option, at either, (i) "LIBOR," a floating rate based on the reserve adjusted London Interbank Offer Rate in U.S. Dollars for the one, two or three month period selected, plus 3.00%, or (ii) an "Index" rate, a floating rate based on the higher of prime or 50 basis points over the overnight Federal funds rate, plus 1.25%. The Term B Loan has the same interest alternatives with a spread of 7.00% for the LIBOR option and 5.25% of the Index rate option. Interest on advances under the term loans and revolving line of credit under the LIBOR option is payable and adjusted on the last day of the applicable LIBOR period. Interest under the Index rate option is payable monthly in arrears and is adjusted on each change of the Index rate.

  Borrowings under the credit facility are secured by substantially all of our assets. The credit facility contains monthly, quarterly and annual financial covenants which require us to maintain a minimum EBITDA and fixed charge coverage ratio. In addition, the credit facility contains restrictions on our ability to make capital expenditures, incur additional indebtedness and lease obligations, pay dividends and make other distributions to shareholders, acquire and retire common stock and make investments. The credit facility prohibits us from forming or acquiring subsidiaries, merging with or into other companies or selling all or substantially all of its assets. The credit facility also limits the number of retail stores we are allowed to open. No new stores will be opened during the period that the Term B loan is outstanding. Up to three stores per fiscal year will be allowed to be opened once the Term B loan has been repaid with an additional two stores if funded from private placements. Pursuant to the terms of the credit facility, we must repay the Term B loan upon the closing of this offering. We intend to renegotiate the credit terms upon funding from this offering.

  Before September 1, 2000, we had a $21.0 million credit facility with another bank. The facility provided for a revolving line of credit of $12.0 million, a term loan facility that provided advances up to $7.5 million maximum and a standby letter of credit of $2.3 million. As of January 2, 2000, we were not in compliance with our minimum debt service and profitability covenants under this facility and obtained a limited waiver covering these violations. Our debt leverage ratio was 2.37, which exceeded the maximum of 2.25 allowed by the covenants of this facility. In addition, we incurred a net loss of $210,000 for the fourth quarter of 1999, while the covenants of the facility required us to maintain at least $75,000 in net income for such period.

  On December 1, 1995, we obtained financing under industrial development revenue bonds issued by California Statewide Communities Development Authority. Outstanding amounts under the bonds bear interest based on a floating rate determined by prevailing market conditions for comparable tax-exempt obligations until maturity on December 1, 2006. Interest is payable monthly and principal of $0.4 million is payable annually each December 1. As of October 1, 2000 all available amounts have been utilized. As of October 1, 2000, we have an outstanding standby letter of credit for $2.3 million backing the development bonds. The reducing standby letter of credit bears an interest charge of 1.5% payable annually on each December 1.

  The repayment of outstanding amounts under our credit facility will result in increased borrowing capacity. We do not intend to use this increased capacity. Our on-going credit needs will be to finance short-term working capital, in particular the seasonal fluctuations in coffee purchasing.

  In the next five years, we will use cash primarily for the following activities:

  . Repayment of borrowings;

  . Marketing and related expenditures;

  . Selective opening of additional stores;

  . Capital expenditures; and

  . Expenditures for general corporate purposes, including working capital needs.

  The Term A Loan requires us to make scheduled principal payments in amounts equal to approximately $1.4 million per year through 2005. We estimate interest payments on the Term A Loan in 2001 will be approximately $0.7 million. In addition, for 2001, we are committed to make lease payments of approximately $0.2 million with respect to two new stores, one in southern California and one in Massachusetts. Estimated related capital expenditures in respect of such new stores are approximately $1.0 million. We have no significant current commitments for marketing and related expenditures or for general corporate purposes. Because we cannot predict whether or not our business strategy will be successful or what the market conditions will be in the future, we are currently unable to provide a more accurate estimate of how much cash each of these activities will require.

  Our capital requirements for the items outlined above may be significant. These capital requirements will depend on many factors including our overall performance, the pace of store expansion and store remodels and the requirements for infrastructure needs for both personnel and facilities. To date, we have primarily relied on cash flow generated from operations and our line of credit to fund our capital needs. We believe that the proceeds from this offering, cash flow generated from operations and our borrowing capacity under our line of credit will be sufficient to meet our capital needs for the remainder of fiscal 2000 and in fiscal 2001. Our current commitment for capital expenditures is approximately $1.2 million (including capital expenditures in connection with the opening of new stores). If additional capital is needed, we may raise such capital through public or private equity or debt financing, subject to limitations imposed by our loan agreement. However, there can be no assurance that additional capital will be available on satisfactory terms.

  We conduct some of our corporate and store operations from leased facilities and lease certain equipment under operating leases. Generally, these have initial lease periods of three to ten years, and contain provisions for renewal options of five to ten years.

Inflation

  California is currently experiencing an energy crisis. As a result, energy costs in California, including natural gas and electricity, may rise significantly over the next several months relative to the rest of the United States. We are unable to predict the extent and impact of any such price increases.

  We do not believe that inflation has had a material impact on our results of operations in recent years. However, we cannot predict what effect inflation (including the potential increase in energy prices) may have on our results of operations in the future.

Seasonality

  Our business is subject to seasonal fluctuations. Significant portions of our net revenue and profits are realized during the fourth quarter of our fiscal year, which includes the December holiday season. In addition, the timing of opening of new stores and our growth may conceal the impact of other seasonal influences. Because of the seasonality of our business, results for any interim period are not necessarily indicative of the results that may be achieved for the full fiscal year.

Quantitative And Qualitative Disclosure About Market Risks

  We are exposed to market risk from changes in interest rates on our outstanding bank debt. Our revolving line of credit bears interest at either the Index rate (the higher of prime or 50 basis points over the average of rates for overnight federal funds transactions) plus 1.25% or a rate equal to LIBOR plus 3.00%. We elect the rate on a monthly basis for Index rate advances and at the end of the applicable LIBOR period for LIBOR rate advances. Additionally, our $7.0 million Term Loan A bears interest under the same method as our revolving line of credit and our $8.0 million Term Loan B bears interest at either the Index Rate plus 5.25% or LIBOR plus 7.00%. The interest cost of our bank debt is affected by changes in either prime, federal funds rates, or LIBOR. Such changes could adversely impact our operating results. Based on the outstanding indebtedness of the Company of $17.4 million at October 1, 2000 and $10.0 million at January 2, 2000, an increase of 100 basis points in the interest rate would have lowered our net income by approximately $110,000 or $0.02 per share for the nine months ended October 1, 2000 and $173,000 or $0.04 per share for the year ended January 2, 2000.

  The supply and price of coffee are subject to significant volatility and can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide.

  Our hedging strategy, which is in the process of being formally documented, is intended to limit the cost exposure of the main commodity used in our business, green coffee beans. We use the following instruments to manage coffee supply and price risk:

  .  Fixed-price purchase commitments

  .  Coffee futures

  .  Coffee futures options

  We use coffee futures and coffee futures options to reduce the price risk of our coffee purchase requirements that we cannot make or have not made on a contractual basis. These coffee futures and coffee futures options are traded on the New York Coffee, Sugar & Cocoa Exchange. We use these futures and options solely for financial hedging purposes and never take actual delivery of the coffee traded on the exchange. During 2000, approximately 38% our coffee requirements were hedged with coffee futures.

Fixed-Price Purchase Commitments

  We enter into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee beans and fix our cost of green coffee beans. We seek to maintain a supply of green coffee bean inventory adequate to satisfy our requirements for at least a three month period, which we determine based on historical requirements and recent growth trends. These commitments are made with established coffee brokers and are denominated in U.S. dollars. As of October 1, 2000, we had approximately $8.6 million in open fixed-priced purchase commitments. We believe, based on relationships established with our suppliers in the past, that the risk of non-delivery on such purchase commitments is remote.

 Coffee Futures

  A coffee future is a contract to buy coffee at a contracted price, quantity and date. The price of coffee traded on the exchange is known as the New York "C" market price. We buy higher quality coffee that trades at premiums above the New York "C" market price. During 2000, the prices of approximately 72% of the Company's coffee purchases were based on the New York "C" market price plus a fixed premium, which for many types of coffee has been stable over time. Although this premium varies depending on the supply and demand at the time of purchase, generally, the price of the coffee we purchase tends to fluctuate with the New York "C" market price. This allows us to use coffee futures and coffee futures options to manage our exposure to price fluctuations.

  We use coffee futures to hedge the price of anticipated coffee purchases to achieve a target gross margin for roasted coffee. We convert this margin requirement into an equivalent New York "C" market price for green coffee beans (our "threshold").

  When the current New York "C" market price is below our threshold, we purchase coffee futures to fix the cost of our anticipated needs. Once we contract to purchase coffee from the supplier at a fixed price, we sell the related future. If market prices decline, we forego potential additional gross margin and incur potential cash margin calls. However, we are comfortable with this cost structure and enjoy the security of reduced risk.

 Coffee Futures Options

  When the current New York "C" market price is above our threshold, we purchase coffee futures options to limit the cost exposure for our anticipated needs.

  A coffee futures option is an option to buy a coffee future at a specific price, otherwise known as a trade price. The cost of the option is based on the relationship of the trade price to the current New York "C" market price.

  When we commit to purchase a specified quantity of green coffee beans and do not fix a price, we will hedge this "not-yet-priced" purchase commitment by purchasing a coffee futures option. This coffee futures option locks in a specific price for the not-yet-priced purchase commitment but does not obligate us to take delivery on the contract. If market prices rise, we realize gains on the coffee futures option, which offset the increase in price. If the market prices decline, we will set the contract price of the not-yet-priced purchase commitment at the market price and we will let the option expire, taking advantage of the declining market.

  We also use coffee futures options to hedge anticipated coffee purchases. When the current New York "C" market price is above our threshold, we purchase coffee futures options to limit the risk that coffee prices will continue to rise. If market prices rise, the higher prices of our future fixed-price coffee commitments will be offset by gains from the option. If market prices decline, our future fixed-price coffee commitments will be set at lower prices and the option will expire resulting in no further liability or obligation.

  The extent of our coffee futures and coffee futures option position at any given time depends on the amount of coffee we have contracted to purchase and general market conditions and trends. We anticipate continuing this hedging strategy in the foreseeable future.

  No coffee futures options existed as of January 2, 2000 and no coffee futures options were entered into during 2000.

  Our hedging positions are only placed by the Chief Financial Officer through one reputable brokerage firm.

  The following table reflects the outstanding hedging positions (all coffee futures) as of October 1, 2000 and January 2, 2000.

              Number of       Contract        Trade        Settlement
              Contracts        Month          Price          Price          Gain/(Loss)
              ---------       --------       -------       ----------       -----------
                  35           Mar-01        $126.00         $87.75          $(502,031)
                  15           Mar-01         103.75          87.75            (90,000)
                  10           May-01          94.25          90.50            (14,063)
                  25           May-01          89.75          90.50              7,031
                                                                             ---------
     Unrealized Gain/(Loss) as of October 1, 2000.........                   $(599,063)
                                                                             =========
                   5           May-00         108.00         128.40             38,250
                   5           May-00         106.30         128.40             41,438
                   5           May-00         123.75         128.40              8,719
                  10           May-00         116.65         128.40             44,063
                  10           May-00         105.05         128.40             87,563
                   5           Jul-00         125.00         130.75             10,781
                   5           Jul-00         117.55         130.75             24,750
                   5           Jul-00         106.50         130.75             45,469
                   5           Sep-00         107.50         132.65             47,156
                  10           Sep-00          95.75         132.65            138,375
                  10           Sep-00          96.10         132.65            137,063
                                                                             ---------
     Unrealized Gain as of January 2, 2000................                   $ 623,627
                                                                             =========

These derivative instruments qualify for hedge accounting and the gains and losses are accounted for as inventory costs and are recorded as expenses or income when the related coffee is sold. We do not hold or issue derivative instruments for trading purposes.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 2000, the FASB issued SFAS No. 138, which amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives and thus reducing the number of third party derivatives, permitting hedge accounting for foreign-currency denominated assets and liabilities, and redefining interest rate risk to reduce sources of ineffectiveness. The Company is required to adopt SFAS No. 133 in the first quarter of 2001. The Company has formed an implementation team to assess the implications of adopting this statement. The team has addressed most of the implementation issues and is still in the process of obtaining historical data to finalize the effectiveness test methodology. However, the implementation team intends to use the cash flow hedge structure for the futures and options. The implementation team believes that we will meet the effectiveness tests for hedge accounting and that the adoption of SFAS No. 133 will not have a significant impact on the Company. Effective on January 1, 2001, and through the finalization of the hedging policy and determining hedge effectiveness, the Company's derivative instruments (coffee futures) will be marked to market through the income statement. The Company anticipates that the process of obtaining hedge accounting for its coffee futures will be completed by the end of January 2001.

  The Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, in December 1999. The Company will adopt the requirements of SAB 101 as amended by SAB 101A and B in the fourth quarter of fiscal year ended December 31, 2000 retroactive to the first quarter of fiscal year 2000. The Company does not expect the implementation of SAB 101 to be material to the financial statements.

                                    BUSINESS

Overview

  Peet's is a specialty coffee roaster and marketer of branded fresh roasted whole bean coffee sold under strict freshness standards. We sell our fresh roasted coffee, hand selected tea and related items in several distribution channels including specialty grocery and gourmet food stores, online and mail order, offices and restaurant accounts and 58 company-owned stores in four states. We are well established in the San Francisco Bay Area, and we believe we have developed a loyal customer base and growing brand awareness across the United States.

  We believe that roasted coffee is a perishable product and we pursue distribution channels that are consistent with our strict freshness standards. For instance, our distribution to specialty grocery and gourmet food accounts will emphasize the use of an existing network of distributors who are currently delivering fresh goods to our targeted accounts. These distributors, including artisan bakeries, are experienced in managing fresh goods delivery and stock rotation, and provide an efficient method of reaching a large number of specialty grocery accounts. Our online and mail order customers are shipped coffee directly from our facility and we roast to order. This method ensures that customers receive coffee within days of roasting.

  Over the past five years, we have begun to reposition Peet's from a regional retailer that operates its own outlets into a national coffee brand available through select channels of distribution. In 1996, we expanded our retail presence within Northern California through the opening of new stores in Sacramento and San Jose. We extended our retail presence to Southern California in 1997, Chicago and Portland, Oregon in 1998 and Boston in 1999. In 1997, we assigned a distributor to develop our office coffee business in California and have since added restaurant and office coffee distributors in select markets. We added online ordering capability to our website in 1997 and have since invested in marketing programs designed to support our online and mail order channel. In 1998, we initiated a strategic expansion into specialty grocery and gourmet food stores and we expanded this program significantly in 2000. Our expansion strategy has allowed us to grow in a controlled manner to ensure that we continue to enhance our brand's image and quality reputation.

  We believe that the combination of our established brand, a differentiated product positioning based on our quality and freshness standards and our strategic expansion into select channels of distribution creates significant potential opportunities for growth.

  For a discussion of financial information about our business segments, see
Note 13 in the "Notes to Consolidated Financial Statements," included elsewhere in this prospectus.

Competitive Strengths

  Our objective is to become the leading brand of whole bean specialty coffee. To achieve this objective, we intend to leverage the following strengths:

  Differentiated Product--Peet's has been at the forefront in the development of fresh, specialty coffee in the United States. We use a deep-roasting process, hand roast to order six days a week in small batches and ship coffee to our stores or customers within 24 hours of roasting. See "--Our Coffee--Our Roasting Methods." We believe the freshness of roasted coffee is dependent upon the time it takes to get the coffee from the roaster to the consumer. We believe this fact is not yet well understood by consumers, and consequently, we have a potential opportunity to change consumer perceptions about fresh coffee. We reinforce our quality and freshness standards by roast-dating every package that leaves the roastery, whereas our competitors typically use "sell by" dates ranging from three to nine months after roasting.

  Peet's focus on product quality and freshness encompasses most of what we do at the roasting facility, within our retail stores and in managing our multiple channels of distribution. We are dedicated to meeting strict standards for freshness and quality. Here are a few of the steps we take to ensure a high quality product:

  . Purchase only high quality Arabica coffee beans;

  . Request a ten year commitment from our roasters in order to ensure that they learn how to roast coffee the Peet's way;

  . Roast only enough coffee each day to meet the previous day's orders--no roasted coffee is stored as inventory;

  . Taste virtually every batch of coffee that we roast;

  . Use effective distribution procedures and advanced package technology;

  . Roast-date every bag that leaves the roastery;

  . Rotate coffee in retail stores so that no whole bean coffee is sold more than ten days after roasting; and

  . Brew coffee fresh in our stores every 30 minutes, or less.

  Growing Market For Specialty Coffee--The growth in specialty coffee sales during the 1990s has created a marketplace for higher quality and differentiated products that can be priced at a premium in the marketplace. We believe that our competitors' focus on convenience, beverage sales or commodity products is creating the opportunity for a premium brand alternative that delivers recognizable product benefits such as freshness and artisan-roasted coffee.

  We believe that the success of brands such as Starbucks and Millstone has increased consumer awareness of specialty coffee and has helped create a unique opportunity for us to capture significant market share within the whole bean specialty coffee market. In our view, consumer demand is shifting towards darker, fresher and more flavorful coffee. This development, we believe, bodes well for our product offerings.

  Proven Business Model--Since inception, Peet's core business has been the sale of fresh whole bean coffee for home, office and restaurant consumption. We have developed a network of company-owned retail stores in the San Francisco Bay Area, which has helped us build brand awareness and customer loyalty. In the last three years, we believe we have demonstrated our business model by expanding our operations to new geographic regions and entering new distribution channels.

  We demonstrated the customer appeal of our coffee's deep roast flavor through the opening of new stores in Southern California, Portland, Chicago and Boston. Our per-store average is approximately $1.2 million in annual sales, which reflects the attraction of our stores for coffee bean customers.

  In 1990, Peet's established a mail order catalog program in response to customer demand. In 1996, we added online ordering capability to our mail order business. Today, we ship whole bean coffee to customers in all 50 states and numerous foreign countries. In 1999, this direct delivery program accounted for approximately 12% of total sales.

  We have expanded our presence within specialty grocery and gourmet food stores. Peet's coffee is now distributed in 25 specialty grocery and gourmet food stores, using either Peet's branded coffee kiosks or freestanding racks located in or near the bakery departments of these outlets.

  Established Infrastructure--We have made capital investments to improve our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh whole bean coffee. At present, we are operating at approximately 50% of our annual roasting capacity. In addition, we have installed software and technology to provide high quality customer service and deliver professional customer relationship management. We have been fulfilling orders in-house for mail order customers for many years and have the infrastructure to grow this and the online part of the business.

  Although our production process is artisan in nature and requires highly skilled employees, we continue to believe that substantial volume growth can be accommodated within the existing manufacturing asset base. We do not expect to spend extensively on equipment, plant or facilities to support our expected near-term volume growth. Future capital investments in the production area will be targeted to improve efficiency, customer service and green coffee bean inventory management.

  Strong Company Culture--Our employees, known affectionately as "Peetniks," are dedicated to the vision and mission of Peet's. Our culture is centered on producing high quality products and establishing long term customer relationships. We are focused on performance and committed to strong employee and community relationships. We believe that we have established the values, and continue to attract the employees, to contribute to our future growth.

Industry Overview

  Specialty coffee, or what is sometimes called gourmet coffee, is coffee roasted using mainly high quality Arabica beans. The Arabica bean is widely considered superior to its counterpart, the Robusta, which is used mainly in non-specialty coffee. High quality Arabica beans usually grow at high elevations, absorb little moisture and mature slowly. These factors result in beans with a mild aroma and a bright, pleasing flavor that is suitable for specialty coffee.

  The specialty coffee industry consists of two distinct business segments: whole bean, including ground, coffee sales (for home, office and restaurant consumption) and coffee beverage sales. Based on estimates supplied by the Specialty Coffee Association of America (SCAA), sales of brewed, whole bean and ground specialty coffee totaled approximately $7.5 billion in 1999. Aiding this growth has been the increase in the number of specialty coffeehouses, which grew from 500 units in 1991 to over 12,000 in 2000, as reported by the SCAA.

  Consumers have a strong interest in purchasing whole bean specialty coffee for home consumption. According to the 1999 Gallup Survey on Coffee Consumption (sponsored, in part, by Peet's), nearly 36% of all coffee drinkers stated that they purchased specialty whole bean coffee for home consumption over the past three month period. In the same survey, consumers stated that 33% of these whole bean purchases were made at a retail price per pound of over $7.00, reflecting the interest in high quality, premium-priced coffee.

  Consumers favor the supermarket or grocery store for the purchase of whole bean specialty coffee. According to the 1999 Gallup Survey, 61% of those consumers who had purchased such products did so most frequently in a supermarket or grocery store. Other important purchase locations included specialty coffee stores (14%), mail order catalogs or clubs (4%) and gourmet food stores (2%).

Competitive Positioning

  The whole bean specialty coffee category can be characterized as highly fragmented. Our primary competitors in whole bean specialty coffee sales include Gevalia, Green Mountain, Illy Caffe, Millstone, Seattle's Best and Starbucks. There are an estimated 500 smaller and regional brands that also compete in this category. In addition, we compete indirectly against all other coffee brands on the market. A number of nationwide coffee marketers, such as Kraft Foods, Procter & Gamble and Nestle, are distributing premium coffee brands in supermarkets. These premium coffee brands may serve as substitutes for our whole bean coffee.

  Despite competing in a fragmented category, specialty coffee brands are being established across multiple distribution channels. Several competitors are aggressive in obtaining distribution in specialty grocery and gourmet food stores, through online and mail order, and in office and restaurant locations. We have only recently begun to penetrate these channels.

  We believe that our customers choose among specialty coffee brands based upon quality, convenience, and to a lesser extent, price. Although consumers may differentiate coffee brands based on freshness (as an element of coffee quality), to our knowledge, few significant competitors are as focused on product freshness and roast-dating in the same manner as Peet's. It is a common industry practice to use a "sell by" date for pre-packaged beans and to monitor roasted bean age in open-air bulk bins. Therefore, the key benefit of freshness and the perishable nature of coffee is being largely overlooked. We believe that our market share in the specialty category is based on a solidly differentiated position built on our freshness standards and artisan-roasting style. Because of the fragmented nature of the specialty coffee market, we cannot accurately estimate our market share. However, many of our existing competitors have significantly greater financial, marketing and operating resources than us.

  Our roasted coffee is priced within a range of $8.95 to $16.95 per pound to the consumer, which we believe is priced at a premium to many other coffee brands.

Growth Strategy

  We believe that significant growth opportunities exist for us in several distribution channels in both domestic and international markets. We expect revenue in our underdeveloped distribution channels (specialty grocery and gourmet food stores, online and mail order and office and restaurant accounts) to increase as a percent of our total revenue. The key strategies to drive Peet's growth include the following initiatives:

  Expand our presence in specialty grocery and gourmet food stores--We will expand availability of our brand through a controlled network of distribution to specialty grocery and gourmet food stores. We are identifying these locations as "Authorized Peet's Coffee Retailers." We believe that approximately 10,000 retail points of distribution across the United States fit the profile of potential Authorized Peet's Coffee Retailers.

  We have two primary models for distribution in these channels. The first is a stand-alone Peet's branded coffee kiosk (or an end of the aisle open bin display) usually staffed by the store with an employee who scoops freshly roasted beans into Peet's branded bags. The stores must agree to our strict freshness standards and will receive coffee that has been shipped directly from our roasting facility. We have deployed this model at a chain of 13 specialty grocery stores in Southern California.

  In our second model, we ship pre-packaged coffee to local distributors who specialize in items with limited shelf life and visit stores on a daily, or frequent basis, to deliver products and restock shelves. We supply our distributor partners with a branded, free-standing rack for placement at the stores. We are targeting placement of the rack in or near the bakery section in these stores to avoid competing for shelf space in the crowded coffee aisle and to reinforce our freshness positioning. This model has been deployed in 12 retail locations.

  Continue to grow our online and mail order business--Peet's has built a significant mail order and online business by marketing to our customers, who enjoy the convenience of receiving fresh coffee at their homes or offices. In addition, we have initiated marketing programs, such as direct mail, print advertising, e-mail campaigns and event sponsorship and sampling activities, to attract new customers who are not familiar with Peet's coffee. Our primary goal with respect to this distribution channel is to build a high frequency of purchase by individual consumers. We approach this goal with programs that provide special offers on coffee, reduced shipping charges or Peet's branded merchandise in exchange for a customer's request to purchase a fixed volume of coffee. Further, we have installed customer service tools on our website and in our call center that allow consumers to place a set of future orders or allow customers to automatically repeat a favorite coffee order on a predetermined schedule.

  To support this business, we operate our own call center with a highly trained employee base that can take orders, answer questions and educate customers on the intricacies of coffee enjoyment. Our primary website is peets.com, and we own and operate the coffee.com website as a marketing tool. We may explore additional business development opportunities for coffee.com in the future.

  We have developed an in-house database and customer management system using the E.piphany e.4 software package to market to current customers and build loyalty. Our database currently contains the names and addresses of over 150,000 people and 45,000 e-mail names, and we have the ability to segment this database and generate outbound marketing programs.

  In addition to our online and mail order direct business, we have distribution arrangements within several online sites such as America Online and Webvan. We intend to expand this type of distribution over the course of the next year.

  Expand office and restaurant distribution--We currently operate with a select group of office coffee distributors in nine domestic markets. We have been highly selective with our restaurant distribution by choosing to focus our coffee sales within upscale and fine dining establishments. We believe we have expansion opportunities in new and existing markets.

  In markets that we have selected to penetrate, we have relationships with distributors that meet our delivery standards for freshness. A full service office coffee distributor will deliver coffee, coffee brewing equipment and condiments to an office coffee account. We believe that developing a market-exclusive arrangement with one distributor per market provides us with the best opportunity to gain a substantial position in a market. We currently have arrangements with nine office coffee distributors. We believe that this strategy helps build our business in a highly fragmented market.

  Peet's coffee has historically been in demand in restaurants, hotel and food service accounts. We plan to expand our presence in this channel. For example, our coffee is served at such high profile west coast restaurants such as Aqua in Las Vegas, Farallon in San Francisco, Oritalia in Portland, and Spago in Beverly Hills. In the hotel market, our coffee is served at the Chateau Marmont in Los Angeles, Claremont Hotel in Berkeley and the Ritz Carlton in Phoenix. We sell coffee to these restaurants and hotels on an as-needed basis.

  We have established a relationship with Marriott Host for the operation of four kiosks in prominent locations within the San Francisco International Airport, and we are working with major food service companies and corporate catering companies. As a result, Peet's is now served at several major corporate dining halls.

  In addition, we are finding success with university food service providers. Our coffee is served on the Harvard University campus and the Stanford University campus.

  Open new stores in strategic locations--Peet's operates 58 retail specialty stores, 39 of which are located in Northern California. We intend to open and operate new stores in strategic markets and locations over the next few years. We believe that limited and selective additions of new store sites, rather than broad scale site development, will better support our brand position and will make better use of our financial resources. We view retail stores as an important component of our growth strategy, providing a physical presence in selected markets for product trial, marketing and general brand-building. While we are not seeking significant numbers of new store sites, we continue to look for locations that fit our strategic growth goals. See "Management Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a description of limitations on new store openings imposed by our credit facility.

  Expand internationally--We are exploring potential opportunities for licensing and franchising our products in international markets. We seek to develop relationships with partners who are interested in building our brand through multiple distribution channels.

History

  Alfred Peet opened the first Peet's Coffee store in 1966. The original store on Vine Street is still one of our most popular and successful locations. Mr. Peet opened his first store with a simple business plan: he would roast coffee in the store every day, use a deep-roasting process that he learned in his travels and from his family, who were in the coffee business, and give customers of his freshly roasted beans a free small cup of coffee with their purchase. Peet's soon became the coffee of choice among the food conscious residents of the Berkeley "gourmet ghetto." As customers left the San Francisco Bay Area, they would often ask for Peet's coffee to be mailed to them in cities throughout the United States and the world.

  We started as Starbuck's Coffee Company, a Washington corporation, in 1971. By the 1980s, we owned and operated several retail stores and a coffee roasting plant in Seattle. In 1984, we purchased Peet's Coffee and Tea, Inc., the successor to Alfred Peet's business, from Sal Bonavita who purchased the business from Alfred Peet in 1979. To consolidate our operations in the San Francisco Bay Area, we sold our Seattle-based assets, including the Starbuck's brand, the roasting plant and several retail stores, to Il Giornale Coffee Company in 1987 and shifted our focus to Peet's Coffee & Tea.

Our Coffee

 Our Coffee Beans

  Only high quality Arabica coffee beans can produce the flavor and richness of Peet's coffee. With our reputation that has been built over 34 years, we have gained access to some of the highest quality green coffee beans from the finest estates and growing regions around the world. We have built long term relationships with growers and brokers to ensure a steady supply of green coffee beans.

  Coffee is an agricultural crop that undergoes price fluctuation and quality differences depending on weather, economic and political conditions in coffee producing countries. High quality Arabica coffee beans are generally more expensive than Robusta beans. As a result, in addition to the above factors, the price, quality and availability of green coffee beans also depend on our relationships with coffee brokers, exporters and growers.

  At Peet's, we sample every lot of coffee before and after we make a purchase. This process protects our quality standard, and provides our buyers with the knowledge to ensure that every coffee and blend can have a consistent flavor. We are occasionally presented with opportunities to purchase unique and special coffees based on our relationships and reputation.

  We generally turn our inventory of green coffee beans two to three times per year. Unlike roasted coffee beans, green coffee beans are not highly perishable. We generally carry approximately $4.3 to $6.3 million worth of green coffee beans in inventory. If Arabica coffee beans from a region become unavailable or prohibitively expensive, we may be forced to discontinue particular coffee types and blends or substitute coffee beans from other regions in our blends. We mitigate the risks associated by fluctuations in coffee prices by entering into fixed price commitments and hedging agreements for a portion of our unroasted coffee requirements.

 Our Roasting Methods

  Our roasting method was first developed by Alfred Peet and perfected by our talented and skilled roasting personnel, whom we call "Roasters." We roast by hand in small batches, and we rely on the skills and training of each Roaster to maximize the flavor and potential in our beans. Our Roasters undergo a two year apprenticeship program to learn our roasting method and to gain the skill necessary to roast coffee at Peet's.

 Coffee Types and Blends

  Beyond sourcing and roasting, Peet's has developed a reputation for expert coffee blending. Our blends, such as our Major Dickason's Blend, are well regarded by our customers for their uniqueness, consistency and special flavor characteristics. Currently, we sell 33 types of coffee as regular items. Included in this figure are approximately 17 blends with the balance being single origin coffees from countries such as Colombia, Guatemala and Kenya. Peet's is also active in seeking out, roasting and selling unique special lot and one-time coffees. On average, we offer four to six such coffees every year.

                               Peet's Coffee Menu

                                                               Decaffeinated
   Peet's Blends                  Single Origin                Coffee
   House Blend                    Panama                       Sierra Dorada Blend
   Blend 101(R)                   Guatemala                    House Blend
   Arabian Mocha-Java             Costa Rica                   Special Blend
   Maduro Blend(R)                Colombia                     French Roast
   Top Blend(TM)                  Ethiopian Fancy              Sumatra
   Major Dickason's Blend(R)      Arabian Mocha Sanani         Aged Indonesia
   Sierra Dorada Blend(R)         Kenya                        Colombia
   Garuda Blend(R)                New Guinea                   Mocca-Java
   Gaia Organic Blend(TM)         Java
   Viennese Blend                 Sumatra                      Peet's Dark Roasts
   Fair Trade Blend               Sulawesi-Kalosi              French Roast
                                  Aged Java                    Italian Roast

Facilities

 Packaging and Distribution

  We have invested in packaging and distribution infrastructure to prepare for growth in multiple distribution channels. Our growth initiatives require the efficient and quality packaging of eight, twelve and sixteen ounce and five pound pre-packed coffee (whole bean and ground). We intend to add a 2.5 ounce package size in the near future. After roasting, whole bean coffee is automatically conveyed to the packaging staging area where it is packed in ground or whole bean form, roast-dated and shipped.

  We automatically pre-form shipping containers and attach invoice and shipping information to every box. Whole bean coffee that is designated for delivery to our retail stores is packaged in five pound bags. We use a third party freight service to deliver coffee to our west coast retail stores on an overnight basis. Deliveries to our Chicago and Boston stores are air-freighted and then distributed to our retail stores by local delivery services.

 Fulfillment and Facilities

  Peet's headquarters are located in Emeryville, California, where the Company leases approximately 60,000 square feet of office and production space, including roasting and direct delivery fulfillment facilities. Within these facilities, we have 15,000 square feet devoted to general corporate and retail overhead and a call center for the direct delivery business. Our lease expires in 2005 and we have an option to extend the lease for an additional ten years.

 Retail Location and Operations

  We operate 58 retail stores in four states. Our retail locations are all company operated in leased facilities. Our store size averages 1,500 square feet. Our stores are typically located in urban neighborhoods, suburban shopping centers (usually consisting of grocery, specialty and service stores) and high-traffic streets. We have a comprehensive and detailed site selection process to ensure that we choose the best sites for our stores. We identify target markets, areas and neighborhoods before evaluating sites. Our process includes analyzing demographic, psychographic, daytime traffic and shopping patterns and environmental factors.

  Our store design is based on the presentation of a whole bean "selling zone" that presents Peet's as a specialty food store/grocer with adequate space designated for prepared beverages and food. We believe that the emphasis on whole bean sales within the store design contributes to our strong sales of coffee beans. Our "selling zone" represents a significant difference in presentation at our retail stores versus competitors' locations. Peet's stores are all designed with dark wood fixtures, classic lighting, granite countertops and understated colors to avoid a chain-like appearance. This presentation supports the serious, authentic coffee-culture impression that we desire to make with consumers.

  Our retail operation and culture is heavily oriented toward the presentation and selling of fresh whole bean coffee. Each store always has a staff person available at the bean counter to take orders and assist customers with questions and issues. Beans are scooped upon order at every store, and we will grind beans to a customer's specific requirement after we weigh the appropriate amount. We will blend different coffees based on customer requests. Beans are never sold beyond ten days from roasting. Our store managers are trained to order and rotate coffee to ensure that only the freshest beans are sold to customers. Our carefully selected coffee-related merchandise is displayed to communicate our authenticity and seriousness about whole bean coffee.

  Our beverage bar operation is designed to deliver the highest quality drip coffee, espresso drinks, prepared teas and coffee-based iced and flavored drinks. We brew fresh coffee every 30 minutes in open top brewing machines. Because the water quality and composition is critical to a great cup of coffee, our water is carefully filtered via carbon filtration, or undergoes a reverse osmosis process to obtain the correct mineral balance before brewing. Milk for espresso drinks is always freshly steamed upon order and not reused, and our espresso systems are the best available based on our internal testing process. We sell only high quality pastries and treats, supplied daily by local bakeries. These local bakeries must use all-natural ingredients, butter and classic baking methods. We constantly monitor pastry quality and search for the best suppliers in each market in which we operate.

  The following table lists the number of retail stores we have in each location as of January 1, 2001:

     Location                                                             Number
     --------                                                             ------
     San Francisco Bay Area, California..................................   33
     San Jose, California................................................    3
     Sacramento, California..............................................    2
     Santa Cruz, California..............................................    1
     Santa Barbara, California...........................................    1
     Greater Los Angeles, California.....................................    6
     Orange County, California...........................................    1
     San Diego, California...............................................    2
     Chicago, Illinois...................................................    2
     Portland, Oregon....................................................    2
     Boston, Massachusetts...............................................    5
                                                                           ---
       Total.............................................................   58
                                                                           ===

Customers and Marketing

  Peet's marketing and distribution strategies are designed to appeal to a customer base that falls within one of the most economically favorable demographic groups in the United States. Based on surveys we commissioned of our customers, we believe our customers tend to be over 35 years in age and well-educated with an average household income of over $50,000 per year. We have a regional skew to our customer base that mimics the geographic development of the specialty coffee industry. Our customers are concentrated on the west and east coasts and in select metropolitan areas in the central United States.

  We believe that a sophisticated, intelligent and understated marketing approach is most attractive to the target audience. Historically, we have relied upon word-of-mouth advertising to expand awareness of our brand. Recently, we have begun to employ new marketing strategies to grow our business, including:

  Direct Mail and Relationship Marketing--To date, the key marketing tactic to support online and mail order sales, direct store distribution and retail operations has been direct mail. We believe that the ability to target the right consumer demographics through direct marketing makes this tool effective and efficient. Direct mail tools include prospecting pieces, postcards, personalized letters, newsletters, e-mails, catalogs and announcements that are directed to consumers' homes and places of business.

  Advertising and Promotion--Historically, we have not used traditional mass media in our marketing efforts, although we have used local radio and print advertising sparingly to support the retail store segment as well as the online and mail order segment. For example, we sponsor public radio and television in the San Francisco Bay Area to receive promotional announcements and recognition. We believe that mass media should play a role in the future development of our brand. Recently, we have executed a print advertising campaign in targeted publications such as Bon Appetit, Cooking Light and Smithsonian.

  Public Relations--Peet's recognizes an opportunity to generate awareness and understanding of its brand through local, regional and national public relations. Our story and history and our commitment to quality and freshness create a rich template for media interest and attention.

  Online Marketing--The peets.com and coffee.com websites are supported with targeted marketing efforts online. We will continue to use banner advertising, selective portal placement, such as America Online and Microsoft Network, and programs under affiliate program relationships. For example, we established "Coffee Freshness Week" to promote the freshness position of our brand. This integrated program consisting of advertising, public relations and online promotion has generated a significant number of new customers.

  Event Sponsorships and Sampling--Event sponsorships that link Peet's to the local community help create and maintain neighborhood relationships for our stores. In addition, local events and community involvement are important components of Peet's culture and value system. Sampling has been used to expose and develop new customers in markets where Peet's has a retail presence. We conduct coffee tasting events at our stores to attract aficionados of coffee. On a local level, this tactic is useful in generating store traffic and attracting online and mail order customers.

Employee Training and Development

  Peet's has developed a comprehensive program to train employees in leadership, customer service, operations and product knowledge. Our general categories of training include: product training and customer service for all employees, store operations for our retail personnel and management and leadership training.

  Product Training and Customer Service--Our employees are exposed to a high level of product training. We believe that our personnel must be able to educate customers and provide information on the products we offer. Employees are trained to taste coffee and tea and recognize the characteristics and quality of these products and to properly prepare our beverages. In addition, we believe that customer service training and awareness is critical to our success. We reinforce the importance of training on a daily basis in our retail locations.

  Store Operations--In addition to product training, we train our retail employees in general store operations to achieve and maintain a high level of quality and customer service.

  Management and Leadership Training--Management personnel are required to participate in special training sessions on such subjects as accounting, customer service and employee relations. We also offer advanced training sessions in coffee and tea for our key personnel. Our retail managers and assistants are also required to participate in training sessions on the operation of our retail stores.

Customer Service and Product Quality

   We take great pride in maintaining strict standards for coffee beverage quality and customer service. We use high quality coffee brewing equipment, and our employees are trained to operate this equipment in the traditional methods used in European coffeehouses. Customer service standards are set to satisfy busy customers, yet never become so speed sensitive as to inhibit the delivery of the highest quality beverage and whole bean experience. To monitor our standards in customer service, we visit stores frequently to determine if our standards are met and we utilize "secret shopper" programs to monitor retail store performance.

  In addition, employee quality specialists frequent stores to ensure product standards are being met. These employees conduct taste tests, equipment checks and water filtration checks. They are trained to fix and adjust equipment and consult with store personnel on brewing techniques and standards.

Tea, Food, Merchandise and Related Items

  Peet's offers a line of hand selected whole leaf and bagged tea. Our quality standards for tea are very high. We purchase tea directly from importers and brokers and store and pack the tea at our Emeryville facility.

  We offer a limited line of specialty food items such as jellies, jams and candies. These products are carefully selected for quality and uniqueness.

  Our merchandise program consists of items such as brewing equipment for coffee and tea, paper filters and brewing accessories and branded and non-branded cups, saucers, travel mugs and serveware. We do not emphasize these items, and we carry them in retail stores, online and through mail order as a means to reinforce our authenticity in coffee and tea.

Intellectual Property

  We regard intellectual property and other proprietary rights as important to our success. We own several trademarks and service marks that have been registered with the United States Patent and Trademark Office, including Peet's, Peet's Coffee & Tea, Peets.com, Blend 101, Pride of the Port, Maduro Blend, Major Dickason's Blend, Sierra Dorada Blend and Garuda Blend. We also have registered trademarks on our stylized logo. In addition, we have applications pending with the United States Patent and Trademark Office for a number of additional marks, including Top Blend, Gaia Organic Blend, Pumphrey's Blend and Xiao's Blend.

  We own registered trademarks for our name and logo in Canada, Chile, the European Community, Hong Kong, Japan, Singapore and Taiwan. We have filed additional applications for trademark protection in Argentina, Brazil, Chile, China, the European Community, Hong Kong, Japan, South Korea, Philippines, Paraguay, Singapore, Thailand and Taiwan. In addition to peets.com and coffee.com, we own several other domain names relating to coffee, Peet's and our roasting process.

  In addition to registered and pending trademarks, we consider the packaging for our coffee beans (consisting of dark brown coloring with African-style motif and lettering with a white band running around the lower quarter of the bag) and the design of the interior of our stores (comprising of dark wood fixtures, classic lighting, granite countertops and understated color) to be strong identifiers of our brand. Although we consider our packaging and store design to be essential to our brand identity, we have not applied to register these trademarks and trade dress, and thus cannot rely on the legal protections afforded by trademark registration.

  Our ability to differentiate our brand from those of our competitors depends, in part, on the strength and enforcement of our trademarks. We must constantly protect against any infringement by competitors. If a competitor infringes on our trademark rights, we may have to litigate to protect our rights, in which case, we may incur significant expenses and divert significant attention from our business operations.

Information Systems

  The information systems installed at Peet's are used to manage our operations and increase the productivity of its workforce. We are currently implementing an advanced point-of-sale system to increase store productivity, provide a higher level of service to our customers and maintain timely information for performance evaluation. Our new registers are touch screen components with full point-of-sale capability. We also operate a Peet's debit card system in all retail stores. These cards carry cash balances and may be used in lieu of cash at our retail locations. In addition, over the next few months, we will be installing a new human resource and payroll system.

  Our online and mail order system has been customized to allow us to respond and adapt quickly to customer and marketing demands. We have installed several new software tools to help us analyze customer information.

  Our website is hosted at AboveNet in San Jose, California. All website applications are built on Microsoft ASP with in-house development. We offer full-functioning e-commerce and our site is integrated with our call center for access to orders placed at both locations. Online delivery confirmation is provided by United Parcel Service and United States Postal Service. Our peets.com site contains several customer-centered functions such as Express Buy (which stores customer-specific lists of favorite coffee and items), multiple "ship-to" capability on a single bill to order and extensive coffee search and product matching. Website and call center system functionality are designed to accommodate the need for customers to place repeat orders or automatic orders delivered on a pre-set schedule.

  We design our websites to provide fast, easy and effective operation when navigating and shopping on our site. We have dedicated information technology employees and marketing staffers to website maintenance, improvement, development and performance.

Employees

  As of October 1, 2000, Peet's employed a workforce of 1,502 people, approximately 272 of whom are considered full-time employees. None of the Company's employees is represented by a labor union. Peet's considers its relationship with its employees to be good. Since 1979, Peet's has provided full benefits to all employees who work at least 21 hours per week. We continue to offer competitive benefits packages to attract and retain valuable employees.

Government Regulation

  Our coffee roasting operations and our retail stores are subject to various governmental laws, regulations, and licenses relating to customs, health and safety, building and land use, and environmental protection. Our roasting facility is subject to state and local air-quality and emissions regulation. If we encounter difficulties in obtaining any necessary licenses or complying with these laws and regulations, then:

  . The opening of new retail locations could be delayed;

  . The operation of existing retail locations or our coffee roasting operations could be interrupted; or

  . Our product offerings could be limited.

  We believe that we are in compliance in all material respects with all such laws and regulations and that we have obtained all material licenses that are required for the operation of our business. We are not aware of any environmental regulations that have or that we believe will have a material adverse effect on our operations.

Legal Proceedings

  In the ordinary course of our business, we may from time to time become involved in certain legal proceedings. As of the date of this prospectus, we are not a party to any pending material legal proceedings.

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth information with respect to our directors and executive officers:

Name                           Age                             Position
----                           ---                             --------
Christopher P. Mottern........  57 Chief Executive Officer, President and Director
Mark N. Rudolph...............  42 Chief Financial Officer, Vice President and Assistant Secretary
Peter B. Mehrberg.............  42 Vice President, Business Development and General Counsel
James A. Reynolds.............  62 Vice President, Coffee and Tea, and Secretary
Deborah McGraw................  59 Vice President, Retail Operations
William M. Lilla..............  45 Executive Vice President
Bruce A. MacLaren.............  54 Vice President, Direct Delivery
Michael J. Cloutier...........  46 Chief Information Officer and Vice President, Information Systems
Gerald A. Baldwin.............  58 Chairman of the Board (1)
Gordon A. Bowker..............  58 Director
H. William Jesse, Jr. ........  49 Director (1)
Laurence B. Mindel............  63 Director

--------
(1) Mr. Baldwin has submitted his resignation as Chairman of the Board, but not as a director, effective upon the closing of this offering. Our board has elected Mr. Jesse as the new Chairman of the Board effective upon Mr. Baldwin's resignation.

  Christopher P. Mottern has served as President and Chief Executive Officer and as a director since May 1997. From 1992 to 1996, Mr. Mottern served as President of The Heublein Wines Group, a manufacturer and marketer of wines and now a subsidiary of United Distillers & Vintners Ltd. From 1986 through 1991, he served as President and Chief Executive Officer of Capri Sun, Inc., one of the largest single-service juice drink manufacturers in the United States. He currently serves as a director, member of the compensation committee and chairman of the audit committee of Valley Media, Inc.

  Mark N. Rudolph has served as Chief Financial Officer since September 1988. He was appointed Vice President and Assistant Secretary in September 1994.

  Peter B. Mehrberg has served as Vice President, Business Development since October 1999 and as General Counsel since September 1994. Mr. Mehrberg served as Vice President, Real Estate from June 1997 to 1999 and as Director of Real Estate from July 1994 to June 1997.

  James A. Reynolds has served as Vice President, Coffee and Tea since February 1994, and as Secretary since February 1988. He also served as a director from 1985 to 1997. He joined Peet's in 1984.

  Deborah McGraw has served as Vice President, Retail Operations since October 1995. She has worked for Peet's in various capacities since 1983. Ms. McGraw became a store manager in 1989 and was promoted to District Manager in March 1989, to Regional Director in January 1994, and to Director of Retail Operations in September 1994.

  William M. Lilla has served as Executive Vice President since December 2000. He served as Vice President, Marketing and Strategy from April 1998 to December 2000. Before joining Peet's, Mr. Lilla was employed by The Heublein Wines Group as Vice President of Strategy from October 1997 to April 1998, Vice President of Marketing from September 1994 to October 1997, and Director of Marketing from September 1993 to September 1994.

  Bruce A. MacLaren has served as Vice President, Direct Delivery since July 1999. From 1993 until February 1999, he served as Director of Information Systems for The Heublein Wines Group.

  Michael J. Cloutier has served as Vice President, Information Systems since August 1999. He was a Systems Manager for Peet's from August 1999 to December 1999. Between October 1997 and August 1999, Mr. Cloutier founded and ran two computer consulting businesses, 1.2.1 Solutions and Pleasanton Partners, Inc. From April 1996 to October 1997, Mr. Cloutier served as Vice President, Operations of M1 Software, Inc., a software development company. From 1993 to April 1996, Mr. Cloutier was the Deputy Business and Strategic Planning Officer at the Mare Island Naval Shipyard.

  Gerald A. Baldwin has served as a director of the Company since 1971 and as Chairman of the Board since 1994. From 1971 until 1994, Mr. Baldwin was President and Chief Executive Officer of the Company, which he co-founded in 1971. Mr. Baldwin has resigned as Chairman of the Board, but not as a director, effective upon the closing of this offering.

  Gordon A. Bowker has served as a director of the Company from 1971 to 1987 and from September 1994 to the present. Since 1986, Mr. Bowker has been a principal and investor of Apanage Inc., a real estate development company. Mr. Bowker has 20 years of experience in growing publicly traded and private companies as an investor, founder, director and marketing advisor. He co-founded Starbuck's Coffee Company, Redhook Ale Brewery, Incorporated and Seattle Weekly.

  H. William Jesse, Jr. has served as a director of the Company since August 1998. Mr. Jesse is chairman of Jesse.Hansen&Co, strategic and financial advisors to high-growth consumer companies. He founded the firm in 1986, and served as its President and Chief Executive Officer through March 1998. Since 1988, Mr. Jesse has served as Chairman and Chief Executive Officer of Vineyard Properties Corporation, a developer of wine grape vineyards. In 1998, he also served as interim Chairman and Chief Executive Officer of Food.com, Inc.
Mr. Jesse currently serves as a director of the 3DO Company. Our board has elected Mr. Jesse as the new Chairman of the Board effective upon Mr. Baldwin's resignation.

  Laurence B. Mindel has been a director of the Company since August 1997. Mr. Mindel has been chairman of the Board of Il Fornaio (America) Corporation, an Italian restaurant and bakery chain with locations throughout the United States, since 1987. He served as its President from 1987 until 1995 and as its Chief Executive Officer from 1987 until 1998.

  Each officer serves at the will of the board and is subject to removal with or without cause by resolution of the board.

Classified Board and Term of Offices

  There are currently five directors on the board. Our board is divided into three classes of directors:

  . Class I consists of Messrs. Mottern and Mindel and their term of office ends at the next annual meeting of shareholders;

  . Class II consists of Messrs. Jesse and Bowker and their term of office ends at the annual meeting of shareholders in 2002; and

  . Class III consists of Mr. Baldwin and his term of office ends at the annual meeting of shareholders in 2003.

  At each succeeding annual meeting of shareholders, successors to the class of directors whose term expires at that annual meeting will be elected to a three-year term.

  Our articles of incorporation do not, and, after their amendment and restatement before the closing of the offering, will not, provide for cumulative voting; therefore, our shareholders representing a majority of the shares of common stock outstanding will be able to elect all of the directors. The classification of the board of directors and lack of cumulative voting will make it more difficult for our existing shareholders to replace the board of directors or for another party to obtain control of our company by replacing the board of directors.

Because the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in our management.

  Four of our current directors were nominated pursuant to the terms of a Restated Shareholders Agreement, dated as of October 28, 1994 and amended as of September 23, 1997, among Peet's and some of our shareholders. This agreement provides, among other things, that Mr. Baldwin may nominate three candidates for the board, and Mr. Bowker may nominate one candidate for the board. Accordingly, Mr. Baldwin nominated himself, Mr. Bowker and Mr. Jesse, and Mr. Bowker nominated Mr. Mottern. This agreement was terminated as of November 29, 2000 by agreement of the parties.

Board Committees

  We have established an audit committee and a compensation committee.

  Audit Committee. The audit committee consists of Messrs. Mindel, Jesse and Bowker. The audit committee reviews our internal accounting procedures and considers and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, the fees to be paid to our independent auditors and the performance of our independent auditors.

  Compensation Committee. The compensation committee consists of Messrs. Mindel and Jesse. The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants for employees, consultants, directors and other individuals compensated by us. The compensation committee also has authority to administer our stock incentive and benefit plans.

Director Compensation

  Directors who are also our officers or employees do not receive any compensation for their services as directors. Each nonemployee director receives $1,000 per meeting, plus expenses. We also grant to each non-employee director upon election options to purchase 30,000 shares (adjusted for the two-for-one stock split) of common stock, one third of which options vest each year.

  Mr. Jesse, a member of the compensation committee, is the chairman of Jesse.Hansen&Co, a strategic and financial advisor to Peet's pursuant to an engagement letter dated as of December 9, 1996 between Jesse.Hansen&Co and Peet's. We paid Jesse.Hansen&Co $60,000 ($5,000 per month) in fiscal 1999 for advisory services rendered.

Executive Compensation

  Summary of Compensation. The following table shows the compensation paid by us during our fiscal year ended January 2, 2000 to our Chief Executive Officer and our other four most highly compensated executive officers whose total salary and bonus exceeded $100,000. We refer to these executive officers as our "named executive officers" in other parts of this prospectus.

                           Summary Compensation Table

                                                               Annual Compensation
                                                     ----------------------------------------
                                                                               Other Annual
Name and Principal Position                          Salary ($)(1) Bonus ($) Compensation ($)
---------------------------                          ------------- --------- ----------------
Christopher P. Mottern ............................    $257,742         --       $12,742(2)
  President and Chief Executive Officer
Gerald A. Baldwin .................................    $258,464     $75,000      $13,464(3)
  Chairman of the Board
Mark N. Rudolph ...................................    $153,101     $31,621      $ 6,787(4)
  Chief Financial Officer and Assistant Secretary
James A. Reynolds .................................    $145,417     $31,708      $12,052(5)
  Vice President, Coffee and Tea
William M. Lilla ..................................    $160,712     $22,042      $ 2,275(6)
  Executive Vice President

--------
(1) Includes amounts deferred at the election of the named executive officer pursuant to a plan established under Section 401(k) of the Internal Revenue Code.

(2) Includes $6,812 paid for disability insurance, $5,000 in matching 401(k) plan contributions and $930 for automobile expenses.

(3) Includes $8,059 paid for disability insurance, $5,000 in matching 401(k) plan contributions and $405 for automobile expenses.

(4) Includes $1,642 paid for disability insurance, $3,828 in matching 401(k) plan contributions and $1,305 for automobile expenses.

(5) Includes $7,787 paid for disability insurance, $3,635 in matching 401(k) plan contributions and $630 for automobile expenses.

(6) Reflects matching 401(k) plan contributions.

Option Grants in Last Fiscal Year

  We did not grant any options to our named executive officers in fiscal 1999.

            Option Exercises in 1999 and 1999 Year-End Option Values

  The following table sets forth information concerning option exercises and the aggregate value of unexercised options for the year ended January 2, 2000, held by each named executive officer. No named executive officer exercised any stock options during the year ended January 2, 2000.

                              Number of Securities      Value of Unexercised
                             Underlying Unexercised         In-the-Money
                                   Options at                Options at
                                 January 2, 2000           January 2, 2000
Name                        Exercisable/Unexercisable Exercisable/Unexercisable
----                        ------------------------- -------------------------
Christopher P. Mottern.....      75,000/235,000          $450,000/$1,410,000
Gerald A. Baldwin..........            --                        --
Mark N. Rudolph............      82,098/ 18,114          $592,060/$  106,579
James A. Reynolds..........      98,826/ 18,114          $746,099/$  106,579
William M. Lilla...........      35,000/ 25,000          $210,000/$  150,000

Pre-2000 Stock Plans

  Before this offering, Peet's granted options pursuant to various stock plans to purchase shares of its common stock. As of the date of this offering, options remain outstanding under our 1993 Stock Option Plan, 1994 California Stock Option Plan and 1997 Equity Incentive Plan. Although no further options will be granted under our 1993 Stock Option Plan and 1994 California Stock Option Plan, options currently outstanding under those plans will continue in effect under the terms of those plans until such outstanding options are exercised or terminated in accordance with their terms. The 1997 Equity Incentive Plan will terminate on May 22, 2007, unless it is terminated earlier by the Board of Directors.

  The plans provide for the grant of stock awards, which are:

  . Incentive stock options, as defined under the Internal Revenue Code of 1986, as amended (the "Code"), which may be granted solely to employees (including officers); and

  . Nonstatutory stock options, restricted stock purchase awards and stock bonuses, which may be granted to employees (including officers), non-employee directors and consultants.

  Plan Administration. Each of the plans is administered by the Board of Directors or a committee to which the board has delegated the authority to administer the plan. Subject to the terms of each plan, the Board of Directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards including the period of their exercisability and vesting. Subject to the limitations set forth below, the Board of Directors or its authorized committee also determines, for each of the plans, the exercise price of options granted and, with respect to the 1997 Equity Incentive Plan, the right to purchase restricted stock.

  Stock Options. Stock options are granted under the plans pursuant to stock option agreements. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. However, if an incentive stock option is granted under the 1993 Stock Option Plan or the 1994 California Stock Option Plan to any employee owning more than 10% of the total combined voting power of all classes of Peet's stock, the exercise price cannot be less than 110% of the fair market value of the common stock on the date of grant. Options vest at the rates specified in the option agreements. With respect to the 1993 Stock Option Plan, unless the option agreement provides otherwise, options granted under the plan are 60% vested on the date of grant, and vest as to an additional 20% on each of the two anniversary dates next following the grant date if the optionee's continuous service has not then terminated.

  In general, the term of stock options granted under the plans may not exceed ten years. Unless the terms of an optionee's stock option agreement provide for earlier termination, if an optionee's service relationship with us, or any affiliate of ours, ceases (i) due to disability, the optionee (or his or her beneficiary) generally may exercise any vested options for up to 12 months (under the 1993 Stock Option Plan), six months (under the 1994 California Stock Option Plan), or 12 months (under the 1997 Equity Incentive Plan), after the date such service relationship ends, or (ii) due to death, the optionee (or his or her beneficiary) generally may exercise any vested options for up to 12 months (under the 1993 Stock Option Plan and 1994 California Stock Option
Plan), or 18 months (under the 1997 Equity Incentive Plan), after the date such service relationship ends. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may (unless the terms of the stock option agreement provide for earlier termination) exercise any vested options for up to three months (under the 1993 Stock Option Plan and 1994 California Stock Option Plan), or 30 days (under the 1997 Equity Incentive Plan), from cessation of service.

  Acceptable consideration for the purchase of common stock issued under each of the plans is determined by the Board of Directors or the authorized committee and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by the Board of Directors or committee.

  Generally, an optionee may not transfer a stock option other than by will or the laws of descent or distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

  Tax Limitations on Stock Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No stock option was granted to any person who, at the time of the grant, owned or was deemed to own stock possessing more than 10% of the total combined voting power of Peet's or any affiliate unless the following conditions were satisfied:

  . The option exercise price was at least 110% of the fair market value of the stock subject to the option on the date of grant; and

  . The term of any incentive stock option award did not exceed five years from the date of grant.

  Section 162(m). When we become subject to the requirements of Section 162(m) of the Code (which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1.0 million), no person may be granted options under the 1997 Equity Incentive Plan covering more than 155,000 shares of common stock in any calendar year.

  Restricted Stock and Stock Bonus Awards. With respect to the 1997 Equity Incentive Plan, the purchase price for each restricted stock award granted must be at least 85% of the stock's fair market value on the date of the award. Rights to acquire shares pursuant to a stock bonus or restricted stock bonus agreement may not be transferred other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee.

  Corporate Transaction or Change in Control. With respect to the 1993 Stock Option Plan and 1994 California Stock Option Plan, in the event of the occurrence of certain corporate transactions that result in the receipt by Peet's shareholders of capital stock of another corporation in exchange for or in connection with their shares of common stock of Peet's, then, in the sole discretion of Peet's and the other corporation, all outstanding options to purchase share of Peet's may be converted to options to purchase an equivalent number of shares of the surviving entity, in which case the converted options under the 1993 Stock Option Plan shall be fully vested whether or not the vesting requirements specified in the option agreements have been satisfied, and the options outstanding under the 1994 California Stock Option Plan shall continue to be subject to the vesting schedule established on the grant date unless accelerated by the Board of Directors. If Peet's and the other corporation determine not to convert shares subject to outstanding options pursuant to such transaction, or in the event of certain other corporate transactions that result in the receipt by Peet's shareholders of cash, stock or other property in exchange for or in connection with their shares of common stock of Peet's, then (i) with respect to the 1993 Stock Option Plan, optionees may exercise their options in whole or in part, whether or not the vesting requirements specified in the option agreements have been satisfied, and any options not exercised immediately before such transaction shall terminate, and
(ii) with respect to the 1994 California Stock Option Plan, optionees shall have the right, immediately before such transaction, to exercise their options to the extent they are vested under the terms of the stock option agreements, and any options not exercised immediately before such transaction shall terminate.

  With respect to the 1997 Equity Incentive Plan, in the event of certain changes in control (which may include certain of the previously mentioned corporate transactions), all outstanding options either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the vesting provisions of stock awards held by optionees then performing services for Peet's shall be accelerated, and all stock awards will be terminated upon the change in control if not previously exercised.

  Authorized Shares. Before their termination, an aggregate of 831,600 shares of common stock of Peet's were reserved for issuance under the 1993 Stock Option Plan and 1994 California Stock Option Plan. A total of 1,280,000 shares of common stock of Peet's is reserved for issuance under the 1997 Equity Incentive Plan.

  Shares subject to stock options granted under the 1997 Equity Incentive Plan that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under that plan. Shares issued under the plans may be previously unissued shares or reacquired shares bought on the market or otherwise.

2000 Equity Incentive Plan

  The Board of Directors intends to adopt a 2000 Equity Incentive Plan that will become effective upon the closing of this offering. The plan will terminate ten years after its adoption, unless it is terminated earlier by the Board of Directors. The plan provides for the grant of stock awards, which are:

  . Incentive stock options, as defined under the Code, which may be granted solely to employees (including officers); and

  . Nonstatutory stock options, restricted stock purchase awards and stock bonuses which may be granted to employees (including officers), non-employee directors and consultants.

  Plan Administration. The plan will be administered by the Board of Directors. The Board of Directors may delegate authority to administer the plan to a committee. Subject to the terms of the plan, the Board of Directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards including the period of their exercisability and vesting. Subject to the limitations set forth below, the Board of Directors or its authorized committee will also determine the exercise price of options granted and the purchase price for rights to purchase restricted stock.

  Stock Options. Stock options are granted pursuant to stock option agreements. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the plan vest at the rate specified in the option agreement.

  In general, the term of stock options granted under the plan may not exceed ten years. Unless the terms of an optionee's stock option agreement provide for earlier termination, if an optionee's service relationship with us, or any affiliate or ours, ceases due to disability or death, the optionee (or his or her beneficiary) may exercise any vested options up to 12 months (18 months in the event of death) after the date such service relationship ends. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service (unless the terms of the stock option agreement provide for earlier or later termination).

  Acceptable consideration for the purchase of common stock issued under the plan will be determined by the Board of Directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by the Board of Directors.

  Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

  Tax Limitations on Stock Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option (and before our stock being publicly traded, no nonstatutory stock option) may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Peet's or any affiliate unless the following conditions are satisfied:

  . The option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

  . The term of any incentive stock option award must not exceed five years from the date of grant.

  Section 162(m). When we become subject to the requirements of Section 162(m) of the Code (which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1 million), no person may be granted options under the plan covering more than 500,000 shares of common stock in any calendar year.

  Restricted Stock and Stock Bonus Awards. The purchase price for restricted stock awards must be at least 85% of the stock's fair market value on the date of the award or at the time the purchase is consummated. Rights to acquire shares under a stock bonus or restricted stock bonus agreement may not be transferred other than by will or by the laws of descent and distribution.

  Changes in Control. In the event of certain changes in control, all outstanding options under the plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the vesting provisions of such stock awards will be accelerated and such stock awards will be terminated upon the change in control if not previously exercised.

  Authorized Shares. An aggregate of 700,000 shares of common stock of Peet's will be reserved for issuance under the plan, which amount will be increased as of each annual meeting of Peet's shareholders, beginning in 2002 until 2010, by the lesser of 500,000 shares or 3% of the number of shares of common stock outstanding on that date. However, the Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date.

  Shares subject to stock options that have expired or otherwise terminated (or restricted stock that has not become fully vested in the case of restricted stock awards) under the plan without having been exercised in full (or vested with respect to restricted stock awards) again become available for the grant of awards under the plan. Shares issued under the plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

2000 Non-Employee Director Plan

  The Board of Directors intends to adopt a 2000 Non-Employee Director Plan that will become effective upon the closing of this offering. The plan will provide for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors. The aggregate number of shares of common stock that may be issued pursuant to these options under the plan is 330,000 shares.

  Administration and Terms. The Board of Directors administers automatic option grants to non-employee directors. Options granted to non-employee directors will generally be subject to the following terms:

  . The exercise price of options granted will be equal to the fair market value of the common stock on the date of grant;

  . The options will have a term of no more than ten years from the date they are granted;

  . Options granted are not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee;

  . An optionee may designate a beneficiary who may exercise the option following the optionee's death; and

  . An optionee whose service relationship with Peet's or any affiliate
    (whether as a non-employee director of Peet's or subsequently as an employee, director or consultant of either Peet's or an affiliate) ceases for any reason may exercise vested options for the term provided in the option agreement (12 months generally, 18 months in the event of death).

  Automatic Grants. Upon the completion of this offering, subject to certain exceptions, each non-employee director will automatically be granted an option to purchase 25,000 shares of common stock. Any individual who becomes a non-employee director for the first time after this offering will automatically receive this initial grant upon being elected to the Board of Directors. On the day following each annual meeting of Peet's shareholders, commencing in 2001, any person who is then a non-employee director will automatically be granted an option to purchase 10,000 shares of common stock, provided that in the case of a non-employee director who had not served in that capacity for the entire period since the preceding annual meeting, then the number of shares subject to the annual grant shall be reduced, pro rata, for each full quarter the person did not serve during the previous period. Initial grants and annual grants vest over a period of three years from their date of grant.

2000 Employee Stock Purchase Plan

  The Board of Directors intends to adopt a 2000 Employee Stock Purchase Plan that will become effective upon the closing of this offering, authorizing the issuance of 200,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our affiliates. The plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

  Administration. The plan will be administered by the Board of Directors, which may delegate authority to administer the purchase plan to a committee. The plan provides a means by which employees may purchase our common stock through payroll deductions. The plan is implemented by offerings of rights to eligible employees. Generally, all Peet's employees, including executive officers, may participate in the plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of stock under the plan. Under the plan, we may specify offerings with a duration of not more than 27 months and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 24 months in duration, with purchases occurring every six months.

  Unless otherwise determined by the Board of Directors, common stock is purchased for accounts of employees participating in the plan at a price per share equal to the lower of:

  . 85% of the fair market value of a share of our common stock on the date of commencement of participation in the offering; or

  . 85% of the fair market value of a share of our common stock on the date of purchase.

  Limitations. Eligible employees may be granted rights only if the rights, together with any other rights granted under employee stock purchase plans, do not permit such employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of the fair market value of such stock for each calendar year in which such rights are outstanding. No employee shall be eligible for the grant of any rights under the plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock (measured by vote or value).

  Authorized Shares. The purchase plan will authorize the issuance of 200,000 shares of common stock under the plan which amount will be increased as of each annual meeting of Peet's shareholders, beginning in 2002 until 2020, by the lesser of 200,000 shares or 1.5% of the number of shares of common stock outstanding on that date. However, the Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date.

Other Plans

 401(k) Plan

  We maintain a retirement and deferred savings plan for our employees. The retirement and deferred savings plan is intended to qualify as a tax-qualified plan under Section 401 of the Code. The retirement and deferred savings plan provides that each participant may contribute up to 15% of his or her pre-tax compensation (up to a statutory limit, which is $10,500 in calendar year 2000). Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan's trustee. The retirement and deferred savings plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. We make matching contributions equal to $0.50 for every $1.00 contributed by our employees. To date, we have not made any discretionary contributions to the retirement and deferred savings plan on behalf of participating employees.

 Change of Control Option Acceleration Plan

  In November 1998, we established the Change in Control Option Acceleration Plan. The plan provides for the acceleration of vesting of shares covered by outstanding options held by all of our employees in the event of a change in control of Peet's. Employees shall have the right to exercise their options immediately before the change in control. If any surviving or acquiring corporation assumes or substitutes such options, then to the extent the options are not exercised before the change in control, such assumed or substituted options shall be fully vested on and after the change of control.

 Key Employment Severance Plan

  In November 1998, we adopted the Key Employee Severance Benefit Plan to provide for the payment of severance benefits to our Chairman of the Board and Chief Executive Officer, all employees holding the position of vice president, and any other individual designated as an eligible employee under a Key Employee Agreement. Under the plan, if the employee's employment is, within 12 months after a change of control, involuntary terminated without cause or voluntarily terminated for good reason (a "change of control termination"), or the employee's employment is involuntarily terminated without cause at any other time, the employee will receive severance payments determined based on the employee's position and terms of service:

  . Two years of pay for the Chairman of the Board and the Vice President of Coffee;

  . One year of pay plus up to an additional one year of pay based on the term of the employee's employment with us (two years of pay in the event of a change of control termination) for the Chief Executive Officer; and

  . Six months of pay plus up to an additional eighteen months of pay based on the term of the employee's employment with us (one year of pay in the event of a change of control termination) for each other vice president.

In addition, the employee will receive an amount equal to the target bonus amount for the employee for the relevant period in which the employee's termination of employment occurs, prorated on a daily basis through the termination date. The Key Employment Severance Plan also provides for certain other benefits, including medical, disability and life insurance and participation in outplacement programs.

Employment Agreements

  In 1999 and 2000, we entered into Key Employee Agreements with each of our named executive officers. These agreements provide for an initial base salary of (i) $250,000 for Messrs. Baldwin and Mottern, (ii) $148,000 for the Mr. Rudolph, (iii) $155,000 for Mr. Lilla, and (iv) $138,000 for Mr. Reynolds. These salary amounts will be subject to annual adjustment at the discretion of the Compensation Committee of the Board of Directors. These agreements also provide for an annual performance bonus based on the achievement of certain performance objectives established by Peet's, the amount of which bonus will be determined by the Board of Directors in its sole discretion.

  In addition, the agreements provide that if the executive is involuntarily terminated by Peet's without cause or if the executive voluntarily terminates employment due to a "constructive termination," then the vesting of all of the executive's outstanding options to purchase common stock of Peet's will accelerate and become fully exercisable upon the executive's termination of employment. Under the agreements, executives also are entitled to receive benefits to the extent provided under the Key Employee Severance Benefit Plan and the Change of Control Option Acceleration Plan.

Compensation Committee Interlocks And Insider Participation

  Mr. Jesse, a member of the compensation committee, is also the chairman of Jesse.Hansen&Co, which provides strategic and financial advice to the Company pursuant to an engagement letter dated as of December 9, 1996. We paid Jesse.Hansen&Co $60,000 ($5,000 per month) in fiscal 1999 for advisory services rendered. In addition, on May 23, 1997, we issued to Jesse.Hansen&Co a warrant to purchase up to 200,000 shares of our common stock at an adjusted exercise price of $7.50 per share.

  Mr. Mindel, a member of the compensation committee, is also the chairman of Il Fornaio (America) Corporation, from which we purchased during 1999 pastries and other food products for $333,069.

Limitation On Liabilities And Indemnification Matters

  Our amended and restated articles of incorporation effective upon the closing of the offering limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director is personally liable to us or our shareholders for monetary damages resulting from his or her conduct as a director of Peet's, except liability for:

  . Acts or omissions involving intentional misconduct or knowing violations of law;

  . Unlawful distributions; or

  . Transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

  Our amended and restated articles of incorporation also provide that we may indemnify any individual made a party to a proceeding because that individual is or was a director of officer of ours, and this right to indemnification continues as to an individual who has ceased to be a director or officer and inures to the benefit of his or her heirs, executors or administrators. Any subsequent repeal of or modification to our amended and restated articles of incorporation will not adversely affect any right of a director or officer of ours who is or was a director or officer at the time of such repeal or modification. To the extent the provisions of our amended and restated articles of incorporation provide for indemnification of directors or officers for liabilities arising under the Securities Act of 1933, those provisions are, in the opinion of the Securities and Exchange Commission, against public policy as expressed in the Securities Act and they are therefore unenforceable.

  Our amended and restated bylaws provide that we will indemnify our directors and officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law.

  We will enter into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer or at our request.

  We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Mr. Jesse, a member of the compensation committee, is the chairman of Jesse.Hansen&Co, a strategic and financial advisor to the Company pursuant to an engagement letter dated as of December 9, 1996 between Jesse.Hansen&Co and the Company. We paid Jesse.Hansen&Co $60,000 ($5,000 per month) in fiscal 1999 for advisory services rendered.

  Mr. Mindel, a member of the compensation committee, is also the chairman of Il Fornaio (America) Corporation, from which we purchased during 1999 pastries and other food products for $333,069.

  We believe that the terms of each of these transactions were at least as favorable as the terms that would have been obtained from an unaffiliated third party.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table indicates information as of October 1, 2000 regarding the beneficial ownership of our common stock by:

  . Each person known to the board of directors to own beneficially 5% or more of our common stock;

  . Each selling shareholder;

  . Each of our directors;

  . Each of the named executive officers (identified in the Summary
    Compensation table under "Management"); and

  . All of our directors and executive officers as a group.

  The information has been adjusted to reflect the sale of the common stock in this offering, the two-for-one stock split, which was effected on January 22, 2001, and the conversion of all outstanding shares of the Series A preferred stock upon the closing of this offering. The information assumes no exercise of the underwriters' over-allotment option.

  Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more shareholder, as the case may be. Except as otherwise noted below, the address for each person listed on the table is c/o Peet's Coffee & Tea, Inc., 1400 Park Avenue, Emeryville, California 94608-3520.

  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of October 1, 2000. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

                    Principal and Selling Shareholders Table

                                                                Percentage of
                             Number of   Number   Number of      Beneficial
                               Shares      of       Shares        Ownership
                            Beneficially Shares  Beneficially -----------------
                            Owned Before  Being  Owned After   Before   After
Name of Beneficial Owner      Offering   Sold(1)   Offering   Offering Offering
------------------------    ------------ ------- ------------ -------- --------
Directors and Executive
 Officers:
Gerald A. Baldwin.........   1,690,794   463,828  1,226,966     31.0%    15.4%
H. William Jesse, Jr.(2)..     260,804              260,804      4.6%     3.2%
James A. Reynolds(3)......     244,660    35,121    209,539      4.4%     2.6%
Christopher P.
 Mottern(4)...............     133,534              133,534      2.4%     1.7%
Gordon A. Bowker(5).......     131,566              131,566      2.4%     1.6%
Mark N. Rudolph(6)........     107,136              107,136      1.9%     1.3%
William M. Lilla(7).......      70,834               70,834      1.3%       *
Laurence B. Mindel(8).....      30,000               30,000        *        *
All directors and officers
 as a group (12
 persons)(9)..............   2,857,870   498,949  2,358,921     45.5%    26.9%

5% Shareholder:
Vincent L. Borcich........     367,558   100,830    266,728      6.7%     3.4%

Other Selling
 Shareholders:
Daniel J. LaFond..........     201,074    55,160    145,914      3.7%     1.8%
Terry S. Heckler..........     145,594    39,940    105,654      2.7%     1.3%
Steven R. Donovan.........     120,000    32,919     87,081      2.2%     1.1%
Diane S. Sengstock........     108,606    29,793     78,813      2.0%     1.0%
Marvin H. Schur...........      64,220    17,617     46,603      1.2%       *
Lewis M. Schott...........      64,220    17,617     46,603      1.2%       *
Frema Nadelson............      26,156     7,175     18,981        *        *

--------
 * Less than 1%.

 (1) Excludes 312,377 additional shares to be sold by the selling shareholders if the underwriters exercise their over-allotment option in full.

 (2) Includes 200,000 shares issuable upon the exercise of a warrant issued to Jesse.Hansen&Co and 20,000 shares issuable upon the exercise of vested stock options.

 (3) Includes 116,632 shares issuable upon the exercise of vested stock options.

 (4) Includes 75,000 shares issuable upon the exercise of vested stock options and 40,000 shares held by the Mottern Family Trust, in respect of which Mr. Mottern disclaims beneficial ownership except to the extent of his pecuniary interest therein.

 (5) Includes 30,000 shares issuable upon the exercise of vested stock options.

 (6) Includes 99,904 shares issuable upon the exercise of vested stock options.

 (7) Includes 60,834 shares issuable upon the exercise of vested stock options.

 (8) Includes 30,000 shares issuable upon the exercise of vested stock options.

 (9) Includes 620,912 shares issuable upon the exercise of vested stock options and 200,000 shares issuable upon the exercise of a warrant. Also, includes 12,500 shares of Series A preferred stock convertible into 25,000 shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

  The following description of our capital stock gives effect to the amendment and restatement of our articles of incorporation and bylaws and the two-for-one stock split, each of which will occur before the closing of this offering, and the conversion of our Series A preferred stock into 942,612 shares of common stock, which will occur upon the closing of this offering.

  Our authorized capital stock consists of 50,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share, all of which will be available for issuance upon completion of this offering.

  As of January 1, 2001, 5,458,690 shares of our common stock were issued. As of January 1, 2001, there were 240 holders of our common stock.

Common Stock

  Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our shareholders, including the election of directors. There are no cumulative voting rights, and therefore, the holders of a plurality of the shares of common stock voting for the election of directors may elect all of our directors standing for election. However, our amended and restated articles of incorporation effective upon the closing of the offering provide that actions may only be taken by our shareholders at a duly called meeting, and may not be taken by written consent.

  Dividends. Holders of common stock are entitled to receive dividends at the same rate when dividends are declared by our board of directors out of assets legally available for the payment of dividends, subject to preferential rights of any outstanding shares of preferred stock.

  Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our debts or other liabilities and making provisions for the holders of any outstanding shares of preferred stock, our remaining assets will be distributed ratably among the holders of shares of common stock.

  Rights And Preferences. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

  Fully Paid And Nonassessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

  Our board of directors has the authority, without action by our shareholders, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more classes or series. The board may fix or alter the designations, preferences, rights and any qualifications, limitation or restrictions of the shares of each such series. The issuance of preferred stock could:

  . Restrict dividends on the common stock;

  . Dilute the voting power of the common stock;

  . Impair the liquidation rights of the common stock; or

  . Delay or prevent a change in control without further action by the shareholders.

Washington Anti-Takeover Law

  Our amended and restated articles of incorporation provide for the division of our board of directors into three classes, as nearly as equal in number as possible. The directors in each class serve for a term of up to three years and one class is elected each year by our shareholders. The Class I term expires at the annual meeting of shareholders to be held in 2001; the Class II term expires at the annual meeting of shareholders to be held in 2002; and the Class III term expires at the annual meeting of shareholders to be held in 2003. At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of our board of directors.

  Our amended and restated bylaws provide that, except as otherwise required by law or by our amended and restated articles of incorporation, special meetings of the shareholders can only be called pursuant to a resolution adopted by our board of directors, the chairman of our board or our president. These provisions of our amended and restated articles of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares, and as a consequence, they also may inhibit increases in the market price of our shares that could result from takeover attempts. Such provisions also may have the effect of preventing changes in our management.

  Washington law also imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19.040 of the Washington Business Corporation Act prohibits a "target corporation," with certain exceptions, from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors before the time of acquisition. Such prohibited transactions include, among other things:

  . A merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

  . Termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

  . Allowing the acquiring person to receive any disproportionate benefits as a shareholder.

After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deferring or preventing a change in control of our board of directors or senior management.

Transfer Agent And Registrar

  The EquiServe Trust Company, N.A. will serve as transfer agent and registrar for our common stock.

Listing

  We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol "PEET."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Before this offering, there has been no public market for our common stock. Market sales of shares or the availability of shares for sale may decrease the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

  Future sales of our common stock, and the availability of our common stock for sale, may depress the market price for our common stock. After this offering, 7,958,214 shares of common stock will be outstanding assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market as follows:

                                                                   Approximate
                                                                    Number of
   Date of availability of sale                                      Shares
   ----------------------------                                    -----------
   As of the date of this prospectus..............................    256,104
   90 days after the date of the prospectus.......................        226
   180 days after the date of this prospectus (although a portion of such shares will be subject to certain volume limitations pursuant to Rule 144).........................................  4,401,884

  Each of our directors and executive officers and additional holders of a total of approximately 4,401,884 shares of our outstanding common stock have agreed to certain restrictions on his or her ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of WR Hambrecht + Co. Although WR Hambrecht + Co currently has no plans to release any portion of the shares subject to lock-up agreements, WR Hambrecht + Co may release all or a portion of the shares subject to this lockup agreement at any time without notice. It is possible that the underwriters could waive the 180-day lock-up period, if, for example, the underwriters determine that the market price of our common stock has reached a sufficiently stable point that it could bear the sale of shares subject to the lock-ups.

  In general, under Rule 144 under the Securities Act of 1933, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of our common stock then outstanding, which will equal approximately 79,582 shares immediately after this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

  Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 701 under the Securities Act of 1933, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of WR Hambrecht + Co.

  We intend to file a Registration Statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our stock plans. As of October 1, 2000, options to purchase a total of 1,527,668 shares were outstanding under our 1993 Stock Option Plan, 1994 California Stock Option Plan and 1997 Equity Incentive Plan. Common stock issued upon exercise of outstanding vested options after the filing of this Registration Statement on Form S-8, other than common stock issued to our affiliates, will be available for immediate resale in the open market without restriction.

  In addition, we have an outstanding warrant to purchase 200,000 shares of common stock. Under Rule 144, shares issued on the exercise of the warrant may be eligible for immediate resale in the open market.

                              PLAN OF DISTRIBUTION

  In accordance with the terms of an underwriting agreement between us, the selling shareholders and WR Hambrecht + Co and Pacific Growth Equities, Inc., as representatives of the underwriters, the underwriters will purchase from us and the selling shareholders the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus.

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   WR Hambrecht + Co..................................................
   Pacific Growth Equities, Inc. .....................................
                                                                       ---------
     Total............................................................ 3,300,000
                                                                       =========

  The underwriting agreement provides that the obligations of the underwriters are subject to conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and our counsel and independent accountants. Subject to those conditions, the underwriters are committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.

  The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below,
and to certain dealers at this price less a concession not in excess of $   per
share. Any dealers that participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any provided by the sale of the shares by them might be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, the public offering price and other selling terms may be changed by the underwriters. The underwriters have informed us that they do not intend discretionary sales to exceed 5% of the shares of the common stock offered by this prospectus.

  The following table shows the per share and total underwriting discount to be paid to the underwriters by us and the selling shareholders in connection with this offering. The underwriting discount has been determined through negotiations between us, the selling shareholders and the representatives of the underwriters, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                                 Per                  Full
                                                Share  No Exercise  Exercise
                                                ------ ----------- -----------
   Public Offering Price....................... $10.00 $33,000,000 $37,950,000
   Underwriting Discounts......................   0.65   2,145,000   2,466,750
   Proceeds, before expenses, to us............   9.35  23,375,000  25,082,525
   Proceeds, before expenses, to the selling
    shareholders...............................   9.35   7,480,000  10,400,725

  The expenses of the offering, exclusive of the underwriting discounts, will be approximately $1.7 million. These fees and expenses are payable entirely by us. These fees include, among other things, our legal and accounting fees, our printing expenses, our expenses incurred in connection with meetings with potential investors, the filing fees of the Securities and Exchange Commission, and the listing fees of the Nasdaq National Market.

  An electronic prospectus is available on the website maintained by WR Hambrecht + Co and may also be made available on websites maintained by other underwriters or selected dealers. Other than the prospectus in electronic format, the information on this website is not part of this prospectus and has not been approved or endorsed by us.

The Auction Process

  The method of distribution being used by the underwriters in this offering is known as the OpenIPO process. It differs from that traditionally employed in underwritten public offerings. In particular, the public offering price will be based primarily on an auction conducted by the underwriters. The allocation of shares of the common stock will be determined entirely by the auction process. The following describes how WR Hambrecht + Co, some other underwriters and some selected dealers will conduct the auction process and confirm bids from prospective investors:

  . Before the registration statement relating to this offering becomes effective, the underwriters and participating dealers will solicit bids from prospective investors through the internet, telephone and facsimile. The bids will specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of this prospectus. The minimum size of any bid is 100 shares.

  . The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the Securities and Exchange Commission becomes effective. A bid received by WR Hambrecht + Co involves no obligation or commitment of any kind prior to the closing of the auction. Bids can be modified or revoked at any time prior to the closing of the auction.

  . Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by e-mail, phone or facsimile, a notice indicating the proposed effective date.

  . After the registration statement relating to this offering becomes effective, potential investors who have submitted bids to WR Hambrecht + Co will be contacted by e-mail, telephone or facsimile. Potential investors will be advised that the registration statement has been declared effective and will be requested to confirm their bids.

  . The auction will close after the registration statement becomes effective at a time agreed to by us, the selling shareholders and WR Hambrecht + Co. The actual time at which the auction closes will be determined by us, the selling shareholders and WR Hambrecht + Co based on general market conditions during the period after the registration statement becomes effective. After the registration statement has been declared effective, the public offering price of the common stock may be set at a price that is outside of the range set forth on the cover of this prospectus.

  . All bids that are not confirmed before the time specified by the underwriters, or if the time is not specified, by the close of the auction, will be deemed withdrawn.

  . Once a potential investor affirmatively confirms its previous bid, the confirmation will remain valid unless subsequently withdrawn by the potential investor. Potential investors will be able to withdraw their bids at any time before the close of the auction by notifying WR Hambrecht + Co or a participating dealer.

  . If the public offering price range is changed before or after a potential investor affirmatively confirms a bid, or if the public offering price is outside the public offering range previously provided to the potential investor in the prospectus, the underwriters and participating dealers will notify potential investors of the change and that offers will not be accepted until the potential investor has again reconfirmed its bid regardless of whether the potential investor's initial bid was above, below or at the public offering price.

  . Following the closing of the auction, WR Hambrecht + Co will determine the highest price at which all of the shares offered, including shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors. This price, which is called the "clearing price," will be determined based on the results of all valid bids at the time the auction is closed. The clearing price will not necessarily be the public offering price, which will be set as described in "Determination of Public Offering Price" below. The public offering price will determine the allocation of shares to potential investors, with all bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

  . Once the auction closes and a clearing price is set as described below, WR Hambrecht + Co will accept the bids from those bidders whose bid is at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor's bid.

  . WR Hambrecht + Co or a participating dealer will notify successful bidders by e-mail, phone or fax that the auction has closed and that their confirmed bids have been accepted. Other bidders will be notified that their bids have not been accepted.

  . Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriters and participating dealers be made by specific means of communication, including telephone and facsimile.

  Some underwriters and selected dealers that participate in this offering may request prospective investors to confirm their bids prior to the effective date of the registration statement, if that practice is used by these institutions in connection with initial public offerings that are not conducted using the OpenIPO process. Bidders should carefully review the procedures of, and communications from, the institution through which they bid to purchase our shares. In general, approximately two business days before the registration statement is declared effective, underwriters and dealers will request potential investors to reconfirm the bids that they have submitted. If a bid is not reconfirmed prior to the close of the auction, it will be rejected. If a bid is reconfirmed, if may still be modified or revoked prior to the auction closing; however, if the reconfirmed bid is not revoked prior to the effectiveness of the registration statement and the closing of the auction, it will be considered a firm bid and may be accepted at the closing of the auction. These underwriters and dealers will also seek reconfirmation of bids in the event that the price range of the offering is changed, or if the initial public offering price is set at a price that is outside the range that has previously been provided to potential investors.

Determination of Public Offering Price

  The public offering price for this offering will ultimately be determined by negotiation between us, the selling shareholders and the underwriters after the auction closes and will not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors were considered in establishing the initial public offering price range. Prior to the offering, there has been no public market for our common stock. The principal factor in establishing the public offering price will be the clearing price resulting from the auction.

  The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is run. The shares subject to the underwriters' over-allotment option will be used to calculate the clearing price whether or not the option is actually exercised.

  Factors considered in determining the initial public offering price range included an assessment of our management, operating results, capital structure and business potential and the demand for similar securities of comparable companies. Changes, if any, in the public offering price range will be based primarily on the bids received.

  The public offering price may be lower, but will not be higher, than the clearing price based on negotiations between us, the selling shareholders and the underwriters. The public offering price will always determine the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all bids that are at or above the public offering price will receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if we, the selling shareholders and the underwriters are not able to reach agreement on the public offering price, then we, the selling shareholders and the underwriters will either postpone or cancel this offering. Alternatively, we may file a post-effective amendment to the registration statement in order to conduct a new auction.

  The following simplified example illustrates how the public offering price will be determined through the auction process:

  Company X offers to sell 1,000 shares in its public offering through the auction process. WR Hambrecht + Co, on behalf of Company X, receives five bids to purchase, all of which are kept confidential until the auction closes.

  The first bid is to pay $10 per share for 200 shares. The second bid is to pay $9 per share for 300 shares. The third bid is to pay $8 per share for 600 shares. The fourth bid is to pay $7 per share for 400 shares. The fifth bid is to pay $6 per share for 800 shares.

  Assuming that all of these bids are confirmed and not withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8 per share, which is the highest price at which all 1,000 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8 per share based on negotiations between Company X, the selling shareholders and the underwriters.

  If the public offering price is the same as the $8 per share clearing price, the underwriters will confirm bids at or above $8 per share. Because 1,100 shares were bid for at or above the clearing price, each of the three potential investors who bid $8 per share or more would receive approximately 90% of the shares for which bids were made. The two potential investors whose bids were below $8 per share would not receive any shares in this example.

  If the public offering price is $7 per share, the underwriters will confirm bids that were made at or above $7 per share. No bids made at a price of less than $7 per share will be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,000 shares offered, based on the 1,500 shares they requested, or two-thirds of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

  The following table illustrates the example described above, assuming that the initial public offering price is set at $8 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

                      Initial Public Offering of Company X

                  Bid Information                                Auction Results
----------------------------------------------------- -------------------------------------
                                                                Approximate
                                 Cumulative                      Allocated
                        Shares     Shares              Shares    Requested  Clearing Amount
                       Requested Requested  Bid Price Allocated   Shares     Price   Raised
                       --------- ---------- --------- --------- ----------- -------- ------
                          200        200     $10.00       180        90%     $8.00   $1,440
                          300        500     $ 9.00       270        90%     $8.00   $2,160
Clearing Price (right
 arrow)                   600      1,100     $ 8.00       550        90%     $8.00   $4,400
                          400      1,500     $ 7.00         0         0%
                          800      2,300     $ 6.00         0         0%
                                                        -----                        ------
  Total:                                                1,000                        $8,000
                                                        =====                        ======

Requirements for Valid Bids

  Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriters or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, potential investors must deposit $2,000 in their account. This brokerage account will be a general account subject to WR Hambrecht + Co's customary rules, and will not be limited to this offering. In addition, once the registration statement becomes effective and the auction closes, a prospective investor submitting a bid through a WR Hambrecht + Co brokerage account must have an account balance equal to or in excess of the amount of its bid or its bid will not be accepted by WR Hambrecht + Co. However, other than the $2,000 described above, prospective investors will not be required to deposit any money into their accounts until after the registration statement becomes effective. No funds will be transferred to the underwriters, and any amounts in excess of $2,000 may be withdrawn, at any time until the acceptance of the bid and the subsequent closing of this offering. Conditions for valid bids, including eligibility standards and account funding requirements of other underwriters or participating dealers other than WR Hambrecht + Co, may vary.

The Closing of the Auction and Allocation of Shares

  The auction will close on a date estimated and publicly disclosed in advance by the underwriters on the website of WR Hambrecht + Co at www.wrhambrecht.com or www.openipo.com. The 3,300,000 shares offered by this prospectus, or 3,795,000 shares if the underwriters' over-allotment option is exercised in full, will be purchased from us and the selling shareholders by the underwriters and sold through the underwriters and participating dealers to investors who have submitted bids at or higher than the public offering price. These investors will be notified by e-mail, telephone, voice mail, facsimile or mail as soon as practicable following the closing of the auction that their bids have been accepted.

  Each participating dealer has agreed with the underwriters to sell the shares it purchases from the underwriters in accordance with the auction process described above, unless the underwriters otherwise consent. The underwriters reserve the right to reject bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and they reserve the right, in exceptional circumstances, to alter this method of allocation as they deem necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriters or participating dealers based on eligibility or creditworthiness criteria. In addition, the underwriters or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect upon the offering.

  Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the range set forth on the cover of the prospectus. In these cases, the dealer submitting the bid will be treated as the bidder for purposes of determining the clearing price and allocation of shares.

  Price and volume volatility in the market for the common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for the common stock after the completion of this offering may adversely affect the market price of the common stock.

  We and the selling shareholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 495,000 additional shares of the common stock at the offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may purchase up to 182,623 of these shares from us and up to 312,377 of these shares from the selling shareholders. To the extent that the underwriters exercise this option, the underwriters will have a firm commitment to purchase the additional shares, and we and the selling shareholders will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered. The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make.

  We and the selling shareholders have agreed not to offer, sell, contract to sell, pledge, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase common stock other than the shares of common stock or options to acquire common stock issued under our stock plans, for a period of 180 days after the date of this prospectus, except with the prior written consent of WR Hambrecht + Co. Each of our directors and executive officers and additional holders of a total of approximately 5,458,214 shares of our outstanding common stock have agreed to restrictions on his or her ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of WR Hambrecht + Co. Some of the persons signing the lock-up agreements will be able to transfer their shares of common stock to immediate family members or to a partnership or trust, subject to the transferees agreeing not to sell, offer, contract to sell, pledge, transfer or otherwise dispose of the transferred shares for a period of 180 days from the date of this prospectus.

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer and selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

  The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  WR Hambrecht + Co and Pacific Growth Equities, Inc. currently intend to act as market makers for the common stock following this offering. However, neither WR Hambrecht + Co nor Pacific Growth Equities, Inc. is obligated to do so and may discontinue any market making at any time.

  WR Hambrecht + Co is an investment banking firm formed in February 1998. In addition to this offering, WR Hambrecht + Co has engaged in the business of public and private equity investing and financial advisory services since its inception. The manager of WR Hambrecht + Co, William R. Hambrecht, has 40 years of experience in the securities industry.

                                 LEGAL MATTERS

  Cooley Godward LLP, San Francisco, California, will pass upon the validity of the shares of common stock being offered hereby for us. Morrison & Foerster, LLP, San Francisco, California, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

  The financial statements of Peet's Coffee & Tea, Inc. (formerly Peet's Companies, Inc.), and subsidiaries as of October 1, 2000 January 2, 2000 and January 3, 1999, and for the nine months ended October 1, 2000 and for the years ended January 2, 2000, January 3, 1999 and December 28, 1997 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules. For further information with respect to us and the common stock being offered, reference is made to the registration statement and the related exhibits and schedule. Statements contained in this prospectus regarding the contents of any contract or any other document are qualified by reference to the copy of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the related exhibits and schedule may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the Commission. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

  We intend to provide our shareholders with annual reports containing combined financial statements audited by an independent accounting firm and to file with the Commission quarterly reports containing unaudited combined financial data for the first three quarters of each year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................. F-2

Consolidated Balance Sheets as of January 3, 1999, January 2, 2000 and
 October 1, 2000.......................................................... F-3

Consolidated Statements of Operations for the Years Ended December 28,
 1997, January 3, 1999 and January 2, 2000 and for the Nine Months Ended
 October 3, 1999 (Unaudited) and October 1, 2000.......................... F-4

Consolidated Statements of Shareholders' Equity for the Years Ended
 December 28, 1997, January 3, 1999 and January 2, 2000 and for the Nine
 Months Ended October 1, 2000............................................. F-5

Consolidated Statements of Cash Flows for the Years Ended December 28,
 1997, January 3, 1999 and January 2, 2000 and for the Nine Months Ended
 October 3, 1999 (Unaudited) and October 1, 2000.......................... F-6

Notes to Consolidated Financial Statements................................ F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Peet's Coffee & Tea, Inc.

  We have audited the accompanying consolidated balance sheets of Peet's Coffee & Tea, Inc. (formerly Peet's Companies, Inc.) and subsidiaries as of January 3, 1999, January 2, 2000 and October 1, 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 2, 2000 and the nine months ended October 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Peet's Coffee & Tea, Inc. and subsidiaries as of January 3, 1999, January 2, 2000 and October 1, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 2000 and the nine months ended October 1, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California

November 10, 2000

(January 22, 2001 as to Note 14)

                           PEET'S COFFEE & TEA, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share amounts)

                                                                      Pro Forma
                                    January 3, January 2, October 1, October 1,
                                       1999       2000       2000       2000
                                    ---------- ---------- ---------- -----------
                                                                     (Unaudited)
Assets
Current assets:
  Cash and cash equivalents.......   $   873    $ 1,074    $ 1,196
  Accounts receivable (net of
   allowance of $50, $61, and
   $76)...........................       430        740        806
  Inventories (Note 3)............     9,007      7,211      9,883
  Deferred income taxes...........       292        170        180
  Prepaid expenses and other......       671        998      1,008
                                     -------    -------    -------
    Total current assets..........    11,273     10,193     13,073
Property and equipment, net (Note
 4)...............................    16,385     21,780     21,802
Deferred income taxes.............       642        955      1,665
Intangible and other assets, net..     1,564      1,722      2,104
                                     -------    -------    -------
    Total assets..................   $29,864    $34,650    $38,644
                                     =======    =======    =======

Liabilities and Shareholders'
 Equity
Current liabilities:
  Accounts payable................   $ 4,569    $ 4,353    $ 5,568
  Accrued compensation and
   benefits.......................     1,318      1,914      1,526
  Other accrued liabilities.......       546        996      1,201
  Short-term borrowings...........     4,472      5,600      3,734
  Current portion of long-term
   borrowings.....................     1,701      2,816      2,037
                                     -------    -------    -------
    Total current liabilities.....    12,606     15,679     14,066
Long-term borrowings, less current
 portion..........................     5,962      7,240     15,381
Deferred lease credits............       505        540        576
                                     -------    -------    -------
    Total liabilities.............    19,073     23,459     30,023
                                     -------    -------    -------
Commitments and contingencies
 (Note 10)

Shareholders' equity:
  Preferred stock, no par value;
   authorized 10,000,000 shares;
   issued and outstanding 471,000
   of Series A, liquidation
   preference of $4,828...........     4,537      4,537      4,537
  Common stock, no par value;
   authorized 50,000,000 shares;
   issued and outstanding:
   4,408,000, 4,514,000 and
   4,516,000 shares...............     7,422      7,966      8,105     $12,642
  Accumulated deficit.............    (1,168)    (1,312)    (4,021)     (4,021)
                                     -------    -------    -------     -------
    Total shareholders' equity....    10,791     11,191      8,621     $ 8,621
                                     -------    -------    -------     =======
    Total liabilities and
     shareholders' equity.........   $29,864    $34,650    $38,644
                                     =======    =======    =======

                See notes to consolidated financial statements.

                           PEET'S COFFEE & TEA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                      Fiscal Year Ended            Nine Months Ended
                                              ---------------------------------- ----------------------
                                              December 28, January 3, January 2, October 3,  October 1,
                                                  1997        1999       2000       1999        2000
                                              ------------ ---------- ---------- ----------- ----------
                                                                                 (Unaudited)
Net sales...................................    $50,732     $58,685    $67,807     $47,776    $59,381
                                                -------     -------    -------     -------    -------
Operating expenses:
  Cost of sales and related occupancy
   expenses.................................     26,530      28,749     31,923      22,581     27,917
  Operating expenses........................     14,767      17,969     21,902      15,240     20,243
  Marketing and advertising.................      2,278       2,176      3,491       2,258      4,889
  Depreciation and amortization.............      2,210       2,711      3,404       2,345      3,381
  General and administrative expenses.......      3,961       5,961      6,230       4,489      5,081
                                                -------     -------    -------     -------    -------
    Total operating costs and expenses......     49,746      57,566     66,950      46,913     61,511
                                                -------     -------    -------     -------    -------
Income (loss) from operations...............        986       1,119        857         863     (2,130)
Interest expense............................        486         765      1,022         793      1,311
Other income................................        (90)        (56)       (37)        (23)       (21)
                                                -------     -------    -------     -------    -------
Income (loss) before income taxes...........        590         410       (128)         93     (3,420)
Income tax provision (benefit)..............        249         242         16          27       (711)
                                                -------     -------    -------     -------    -------
Net income (loss)...........................    $   341     $   168    $  (144)    $    66    $(2,709)
                                                =======     =======    =======     =======    =======
Basic net income (loss) per share...........    $  0.08     $  0.04    $ (0.03)    $  0.01    $ (0.60)
                                                =======     =======    =======     =======    =======
Diluted net income (loss) per share.........    $  0.06     $  0.03    $ (0.03)    $  0.01    $ (0.60)
                                                =======     =======    =======     =======    =======
Shares used in calculating basic net income
 (loss) per share...........................      4,348       4,397      4,489       4,479      4,520
                                                =======     =======    =======     =======    =======
Shares used in calculating diluted net
 income (loss) per share....................      5,448       5,710      4,489       5,728      4,520
                                                =======     =======    =======     =======    =======
Pro forma net loss per share:
  Basic and diluted.........................                           $ (0.03)               $ (0.50)
                                                                       =======                =======
Shares used in pro forma calculation:
  Basic and diluted.........................                             5,431                  5,462
                                                                       =======                =======


                See notes to consolidated financial statements.

                           PEET'S COFFEE & TEA, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (In thousands)

                                                  Series A           Series B
                             Common Stock     Preferred Stock    Preferred Stock
                          ------------------ ------------------ ------------------                  Total
                            Shares             Shares             Shares            Accumulated Shareholders'
                          Outstanding Amount Outstanding Amount Outstanding Amount    Deficit      Equity
                          ----------- ------ ----------- ------ ----------- ------  ----------- -------------
Balance at December 29,
 1996...................     4,216    $6,499     471     $4,537      98     $ 945     $  (808)     $11,173
Stock options exercised,
 including tax benefit..       166       804                                                           804
Repurchase and
 retirement of Series B
 preferred stock
 (Note 11)..............                                            (98)     (945)       (518)      (1,463)
Repurchase of warrants
 on common stock (Note
 11)....................                                                                 (537)        (537)
Net income..............                                                                  341          341
                             -----    ------     ---     ------     ---     -----     -------      -------
Balance at December 28,
 1997...................     4,382     7,303     471      4,537      --       --       (1,522)      10,318
Stock options exercised,
 including tax benefit..        26       119                                                           119
Tax benefit of
 warrants...............                                                                  186          186
Net income..............                                                                  168          168
                             -----    ------     ---     ------     ---     -----     -------      -------
Balance at January 3,
 1999...................     4,408     7,422     471      4,537      --       --       (1,168)      10,791
Stock options exercised,
 including tax benefit..       106       531                                                           531
Amortization of
 discounted stock
 options................                  13                                                            13
Net loss................                                                                 (144)        (144)
                             -----    ------     ---     ------     ---     -----     -------      -------
Balance at January 2,
 2000...................     4,514     7,966     471      4,537      --       --       (1,312)      11,191
Stock options exercised,
 including tax benefit..         2        10                                                            10
Amortization of
 discounted stock
 options................                 129                                                           129
Net loss................                                                               (2,709)      (2,709)
                             -----    ------     ---     ------     ---     -----     -------      -------
Balance at October 1,
 2000...................     4,516    $8,105     471     $4,537      --     $ --      $(4,021)     $ 8,621
                             =====    ======     ===     ======     ===     =====     =======      =======

                See notes to consolidated financial statements.

                           PEET'S COFFEE & TEA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                 Fiscal Year Ended            Nine Months Ended
                         ---------------------------------- ----------------------
                         December 28, January 3, January 2, October 3,  October 1,
                             1997        1999       2000       1999        2000
                         ------------ ---------- ---------- ----------- ----------
                                                            (Unaudited)
Cash flows from
 operating activities:
 Net income (loss)......   $   341     $   168    $   (144)   $    66    $ (2,709)
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities:
   Depreciation and
    amortization........     2,656       3,260       3,958      2,727       3,862
   Tax benefit of
    purchase discount
    warrants............                   186
   Tax benefit from
    exercise of stock
    options by employees
    and directors.......       137          16         115                    126
   Deferred income
    taxes...............       118         142        (191)                  (720)
   Loss on disposition
    of assets...........        74         220         496         60         172
 Changes in other assets
  and liabilities:
   Accounts receivable..        96         232        (309)      (192)        (67)
   Inventories..........    (2,195)     (2,504)      1,797       (282)     (2,673)
   Prepaid expenses and
    other...............       336        (179)       (327)      (399)        (10)
   Other assets.........        49          33                     16        (298)
   Accounts payable,
    accrued liabilities
    and other
    liabilities.........       849       1,285         865         88       1,068
                           -------     -------    --------    -------    --------
    Net cash provided by
     (used in) operating
     activities.........     2,461       2,859       6,260      2,084      (1,249)
                           -------     -------    --------    -------    --------
Cash flows from
 investing activities:
 Purchases of property
  and equipment.........    (5,790)     (5,440)     (9,665)    (6,906)     (3,423)
 Proceeds from sales of
  property and
  equipment.............                    15           2          1           4
 Additions to intangible
  assets................                  (753)       (416)      (343)       (252)
                           -------     -------    --------    -------    --------
    Net cash used in
     investing
     activities.........    (5,790)     (6,178)    (10,079)    (7,248)     (3,671)
                           -------     -------    --------    -------    --------
Cash flows from
 financing activities:
 Proceeds from
  borrowings............     5,204      10,334       4,031      5,102      39,898
 Repayments of
  borrowings............    (1,810)     (7,133)       (440)               (34,869)
 Proceeds from issuance
  of common stock.......       667         103         429        404          13
 Repurchase of Series B
  Preferred Stock.......    (1,463)
 Repurchase of warrants
  on common stock.......      (537)
                           -------     -------    --------    -------    --------
    Net cash provided by
     financing
     activities.........     2,061       3,304       4,020      5,506       5,042
                           -------     -------    --------    -------    --------
Change in cash and cash
 equivalents............    (1,268)        (15)        201        342         122
Cash and cash
 equivalents, beginning
 of period..............     2,156         888         873        873       1,074
                           -------     -------    --------    -------    --------
Cash and cash
 equivalents, end of
 period.................   $   888     $   873    $  1,074    $ 1,215    $  1,196
                           =======     =======    ========    =======    ========
Supplemental cash flow
 disclosures:
 Cash paid (received)
  for:
  Interest..............   $   502     $   813    $  1,054    $   723    $  1,062
  Income taxes..........       190        (114)        (77)       (77)        108
NON CASH INVESTING AND
 FINANCING ACTIVITY--
 Property acquired under
  capital lease.........                                                 $    476

                See notes to consolidated financial statements.

                           PEET'S COFFEE & TEA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. HISTORY AND ORGANIZATION

  Peet's Coffee & Tea, Inc., the ("Company") (formerly Peet's Companies, Inc.) sells coffee, tea and related merchandise through retail stores, online and mail order and other distribution channels. At December 28, 1997, January 3, 1999, January 2, 2000 and October 1, 2000, the Company had 39, 43, 53, and 57 retail stores, respectively, in California, Illinois, Oregon, and Massachusetts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

  Fiscal Year--The Company's fiscal year ends on the Sunday closest to the last day of December. The last three fiscal years consist of the 52-week period ended January 2, 2000, the 53-week period ended January 3, 1999 and the 52-week period ended December 28, 1997.

  Cash and Cash Equivalents--The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

  Inventories--Raw materials consist primarily of green bean coffee and finished goods, which consists of roasted coffee, tea, accessory products, spices, packaged foods, and packaging. All products are valued at the lower of (first-in, first-out method) cost (except green bean and roasted coffee, which is valued at the average cost) or market.

  Property and equipment are stated at cost. Depreciation and amortization are recorded on the straight-line method over the estimated useful lives of the property and equipment, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life or the term of the related lease, which range from 3 to 10 years.

  Intangible and other assets primarily includes lease rights, deposits, trademarks and deferred financing costs. Lease rights represent payments made to lessors and others to secure retail locations and are amortized over the life of the related lease. Lease rights, net of amortization, were $752,000, $877,000 and $809,000 at January 3, 1999, January 2, 2000, and October 1, 2000,
respectively. Intangible assets are amortized on the straight-line method over the estimated useful lives ranging from 10 to 15 years. Accumulated amortization was $1,508,000, $1,178,000 and $1,359,000 at January 3, 1999,
January 2, 2000 and October 1, 2000, respectively. Amortization expense was $163,000, $192,000 and $160,000 in fiscal years 1997, 1998 and 1999, respectively.

  Impairment of Long-Lived Assets--The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. In fiscal 1998 and 1999 and during the nine months ended October 1, 2000, an impairment loss of $162,000, $436,000 and $129,000, respectively, was recorded as general and administrative expense to write off property related to closed stores.

  Store Closure--The Company accrues an estimate for the costs associated with closing under-performing stores in the period in which the store is identified and approved by management under a plan of termination. The plan includes the method of disposition and the expected date of completion. Costs, which are considered to have no future economic benefit, include direct costs to terminate a lease or sublease a property and the difference between the book value and estimated recovery of fixed assets. Significant changes to the plan are unlikely. The operating costs, including depreciation, of stores or other facilities to be sold or closed are expensed during the period they remain in use.

                           PEET'S COFFEE & TEA, INC.

  During 1998, the Company closed a store and recorded an expense of $220,000, representing the write off of leasehold improvements and estimated future rental payments. At January 3, 1999, the Company had an accrual of $35,000 representing the estimated future rental payments. During 1999, the Company closed a store and recorded an expense of $482,000, primarily representing the write off of leasehold improvement and estimated future rental payments. At January 2, 2000, the Company had an accrual of $48,000 representing the estimate of future rental payments. During 2000, the Company recorded an additional expense of $316,000 related to the store closed in 1999. These costs include the write off of additional assets and estimated future rental payments. At October 1, 2000, the Company had an accrual of $161,000 representing the estimate of future rental payments. A summary of the accrual activity is as follows (excluding write-off of assets):

                                   Balance at Additions             Balance at
                                   Beginning  Charged to              End of
                                   of Period   Expense   Deductions   Period
                                   ---------- ---------- ---------- ----------
                                             (amounts in thousands)
   Acrual related to store
    closures:
   Year ended January 3, 1999.....    $ 0        $ 35                  $ 35
   Year ended January 2, 2000.....     35          48       $(35)        48
   Nine months ended October 1,
    2000..........................     48         187        (74)       161

  Revenue Recognition--Net sales are recorded based on purchases by customers at retail locations or when merchandise is shipped from the warehouse for direct-to-customer sales. Sales returns are insignificant. The Company establishes an allowance for estimated doubtful accounts which management believes are appropriate. A summary of the allowance is as follows:

                                   Balance at Additions             Balance at
                                   Beginning  Charged to              End of
                                   of Period   Expense   Deductions   Period
                                   ---------- ---------- ---------- ----------
                                             (amounts in thousands)
   Allowance for Doubtful
    Accounts:
   Year ended December 28, 1997...    $  8       $117                  $125
   Year ended January 3, 1999.....     125                  $(75)        50
   Year ended January 2, 2000.....      50         47        (36)        61
   Nine months ended October 1,
    2000..........................      61         15                    76

  Preopening costs or costs associated with the opening or remodeling of stores, such as payroll and rent, are charged to expense as incurred.

  Hedging Activities--The Company uses coffee futures and options to hedge price increases in price-to-be-fixed coffee purchased commitments and anticipated coffee purchases. These derivative instruments qualify for hedge accounting and the gains and losses are accounted for as inventory costs and are recorded as expense or income when the related coffee is sold. The Company does not hold or issue derivative instruments for trading purposes.

  Fair Value of Financial Instruments--The carrying value of cash and equivalents, receivables and accounts payable approximates fair value. The carrying value of debt approximates the estimated fair value due to floating interest rates on the debt. The fair value of futures contracts is the amount at which they could be settled, based on estimates obtained from dealers. Net unrealized gains (losses) on such contracts were $41,000 at January 3, 1999, $624,000, at January 2, 2000 and $(599,000) at October 1, 2000.

  Cost of sales and related occupancy expenses consist primarily of coffee and other product costs. It also includes plant manufacturing (including depreciation), freight and distribution costs. Occupancy expenses include rent and related expenses such as utilities.

                           PEET'S COFFEE & TEA, INC.

  Advertising costs are expensed as incurred. Advertising expense was $1,990,000, $1,496,000, and 2,472,000 in fiscal years 1997, 1998 and 1999, respectively.

  Deferred Lease Credits--Certain of the Company's lease agreements provide for scheduled rent increases during the term of the lease. Rent is expensed on a straight-line basis over the term of the lease.

  Income Taxes--Income taxes are accounted for using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates currently in effect.

  Stock-Based Compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees. The disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, are set forth in Note 9.

  Net Income (Loss) per Share--Basic net income (loss) per share is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution that could occur from common shares issuable through stock options and the conversion of preferred stock. Diluted net loss per share for the year ended January 2, 2000 and for the nine months ended October 1, 2000 does not include the common shares issuable through stock options and the conversion of preferred stock because they are anti-dilutive.

  Unaudited Pro Forma Information--Upon the closing of the planned initial public offering, each of the outstanding shares of preferred stock will convert into two shares of common stock. The pro forma balance sheet reflects this conversion as if it had occurred on October 1, 2000.

  Interim Financial Information--The interim financial information for the nine months ended October 3, 1999 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the nine months ended October 1, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

  Pro Forma Net Loss per Share--Pro forma basic and diluted net income per share are computed by dividing the net loss by the weighted average common shares outstanding for the period plus the weighted average number of common shares resulting from the automatic conversion of outstanding shares of preferred stock, which will occur upon the closing of the planned public offering.

  Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications--Certain reclassifications have been made to prior years' financial statements in order to conform with the current year's presentation.

  Recently Issued Accounting Standards--In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 2000, the FASB issued SFAS No. 138, which amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. The amendment included

                           PEET'S COFFEE & TEA, INC.

expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives and thus reducing the number of third party derivatives, permitting hedge accounting for foreign-currency denominated assets and liabilities, and redefining interest rate risk to reduce sources of ineffectiveness. The Company is required to adopt SFAS No. 133 in the first quarter of 2001. The Company has formed an implementation team to assess the implications of adopting this statement. The team has addressed most of the implementation issues and is still in the process of obtaining historical data to finalize the effectiveness test methodology. However, the implementation team intends to use the cash flow hedge structure for the futures and options. The implementation team believes that we will meet the effectiveness tests for hedge accounting and that the adoption of SFAS No. 133 will not have a significant impact on the Company. Effective on January 1, 2001, and through the finalization of the hedging policy and determining hedge effectiveness, the Company's derivative instruments (coffee futures) will be marked to market through the income statement. The Company anticipates that the process of obtaining hedge accounting for its coffee futures will be completed by the end of January 2001.

  The Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, in December 1999. The Company will adopt the requirements of SAB 101 as amended by SAB 101A and B in the fourth quarter of fiscal year ended December 31, 2000 retroactive to the first quarter of fiscal year 2000. The Company does not expect the implementation of SAB 101 to be material to the financial statements.

3. INVENTORIES

  The Company's inventories consist of (in thousands):

                                                January 3, January 2, October 1,
                                                   1999       2000       2000
                                                ---------- ---------- ----------
   Raw materials...............................   $6,320     $4,350     $6,442
   Finished goods..............................    2,687      2,861      3,441
                                                  ------     ------     ------
     Total.....................................   $9,007     $7,211     $9,883
                                                  ======     ======     ======

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following (in thousands):

                                                January 3, January 2, October 1,
                                                   1999       2000       2000
                                                ---------- ---------- ----------
   Leasehold improvements......................  $ 13,236   $ 17,434   $ 19,342
   Furniture and fixtures......................    11,200     15,296     16,838
   Equipment and vehicles......................     2,958      3,347      3,822
   Construction in progress....................     1,911      2,252      1,906
                                                 --------   --------   --------
     Total.....................................    29,305     38,329     41,908
   Less accumulated depreciation...............   (12,920)   (16,549)   (20,106)
                                                 --------   --------   --------
     Total.....................................  $ 16,385   $ 21,780   $ 21,802
                                                 ========   ========   ========

  Depreciation expense was $2,542,000 in 1997, $3,068,000 in 1998, $3,771,000
in 1999, and $2,542,000 and $3,702,000 for the nine-month periods ended October 3, 1999 and October 1, 2000, respectively. The Company capitalized interest on construction in progress of $53,000 in 1998 and $100,000 in 1999.

                           PEET'S COFFEE & TEA, INC.

5. BORROWINGS

  At October 1, 2000, the Company had a $30,000,000 credit facility with General Electric Capital Corporation, which replaced a previous credit facility of $21,000,000. The current facility has a five-year term and provides for a line of credit up to $15,000,000, a Term A Loan for $7,000,000 amortized over five years and a Term B Loan for $8,000,000 interest only for eighteen months with principal due on February 28, 2002. The revolving line of credit also provides for the issuance of up to $3,000,000 in letters of credit. Total availability under this facility is determined by subtracting the Company's funded debt (less the outstanding balance on its Term B Loan) from the Company's trailing twelve month Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), multiplied by 3.75 for the period before September 1, 2001, 3.5 for the period after September 1, 2001 and before September 1, 2002, and 3.25 thereafter. As of October 1, 2000, $3,700,000 was outstanding under the line of credit.

  Outstanding advances under the Term A Loan and revolving line of credit bear interest, at the Company's option, at either, (i) "LIBOR," a floating rate based on the reserve adjusted London Interbank Offer Rate in US Dollars for the one, two, or three month period selected, plus 3.00%, or (ii) an "Index" rate, a floating rate based on the higher of prime or 50 basis points over the overnight Federal funds rate, plus 1.25%. The Term B Loan has the same interest alternatives with a spread of 7.00% for the LIBOR option and 5.25% of the Index rate option. Interest on advances under the term loans and revolving line of credit under the LIBOR option is payable and adjusted on the last day of the applicable LIBOR period. Interest under the Index rate option is payable monthly in arrears and is adjusted on each change of the Index rate.

  Borrowings under the credit facility are secured by substantially all of the Company's assets. The credit facility contains monthly, quarterly and annual financial covenants which require the Company to maintain a minimum EBITDA and fixed charge coverage ratio. In addition, the credit facility contains restrictions on the Company's ability to make capital expenditures, incur additional indebtedness and lease obligations, pay dividends and make other distributions to shareholders, acquire and retire common stock and make investments. The credit facility prohibits the Company from forming or acquiring subsidiaries, merging with or into other companies or selling all or substantially all of its assets. The credit facility also limits the number of retail stores the Company is allowed to open. These limitations are reduced after repayment of the Term B Loan.

  Prior to September 1, 2000, the Company had a $21,000,000 credit facility with another bank. The facility provided for a revolving line of credit of $12,000,000, a term loan facility that provided advances up to $7,500,000 maximum and a standby letter of credit of $2,300,000. The Company elected certain interest rate options based on various indices and with differing margins based on the Company's leverage ratio at various points in time.

  In 1995, the Company obtained financing under industrial development revenue bonds issued by California Statewide Communities Development Authority. Borrowings bear interest based on a floating rate determined by prevailing market conditions for comparable tax-exempt obligations until maturity on December 1, 2006. Interest is payable monthly and principal of $440,000 is payable annually each December 1. As of October 1, 2000 all available amounts have been utilized. As of October 1, 2000 the Company has an outstanding standby letter of credit for $2,300,000 backing the development bonds. The reducing standby letter of credit bears an interest charge of 1.5% payable annually on each December 1.

                           PEET'S COFFEE & TEA, INC.

  Long-term borrowings consist of the following (amounts in thousands):

                                              January 3, January 2, October 1,
                                                 1999       2000       2000
                                              ---------- ---------- ----------
   Term loans, payable to bank, interest
    payable monthly at a rate of 7.8125% at
    January 2, 2000 (rate is calculated at
    either the Bank's reference rate, or
    Eurodollar or the Bank's cost of funds
    adjusted for reserve requirements and
    FDIC charges plus between 1.75% and 2%
    depending on the companies leverage
    ratio), principal payable monthly
    through December 31, 2003...............   $ 5,043    $ 7,876
   Term loan, payable to financial
    institution, interest payable monthly at
    a rate of 10.75% at October 1, 2000
    (rate is calculated at the Index rate
    plus 1.25%), principal payable monthly
    through August 31, 2005.................                         $ 6,883
   Term loan, payable to financial
    institution, interest payable monthly at
    a rate of 14.75% at October 1, 2000
    (rate is calculated at the Index rate
    plus 5.25%), principal due on February
    28, 2002................................                           8,000
   Industrial development revenue bond,
    interest at a weekly floating rate until
    maturity in 2006 (5.5% at January
    2,2000). Interest payable monthly and
    principal of $440,000 payable annually
    beginning December 1, 1997. As of
    January 2, 2000, $40,000 of bond
    proceeds are reported as restricted cash
    for interest payments...................     2,620      2,180      2,180
   Capital lease obligations (See Note 10)..                             355
                                               -------    -------    -------
     Total..................................     7,663     10,056     17,418
   Less current portion.....................    (1,701)    (2,816)    (2,037)
                                               -------    -------    -------
     Total..................................   $ 5,962    $ 7,240    $15,381
                                               =======    =======    =======

  Scheduled maturities of the Company's borrowings subsequent to January 2, 2000 are as follows (amounts in thousands):

   Fiscal year:
     2000 (October 2, 2000 through December 31, 2000).................. $   790
     2001..............................................................   1,840
     2002..............................................................   9,840
     2003..............................................................   1,840
     2004..............................................................   1,540
     Thereafter........................................................   1,213
                                                                        -------
       Total........................................................... $17,063
                                                                        =======

                           PEET'S COFFEE & TEA, INC.

6. INCOME TAXES

  The income tax provision consists of the following (amounts in thousands):

                                                      Fiscal Year Ended
                                              ----------------------------------
                                              December 28, January 3, January 2,
                                                  1997        1999       2000
                                              ------------ ---------- ----------
   Current:
     Federal.................................     $141        $ 36      $ 169
     State...................................      (10)         64         39
                                                  ----        ----      -----
       Total.................................      131         100        208
                                                  ----        ----      -----
   Deferred:
     Federal.................................       53         120       (165)
     State...................................       65          22        (27)
                                                  ----        ----      -----
       Total.................................      118         142       (192)
                                                  ----        ----      -----
   Total.....................................     $249        $242      $  16
                                                  ====        ====      =====

  The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

                                                    Fiscal Years Ended
                                            ----------------------------------
                                            December 28, January 3, January 2,
                                                1997        1999       2000
                                            ------------ ---------- ----------
   Statutory federal rate..................     34.0%       34.0 %     34.0 %
   State income taxes less federal
    benefit................................      6.2         5.8        5.8
   Restriction on federal charitable
    contributions carryforward.............                 12.5
   Non-deductible items....................                  2.0      (20.3)
   California net operating loss
    limitation.............................                  8.8      (36.0)
   California Manufacturer Investment
    Credit.................................      2.0        (4.1)       4.0
                                                ----        ----      -----
     Total.................................     42.2%       59.0 %    (12.5)%
                                                ====        ====      =====

  Deferred tax assets (liabilities) consist of the following (amounts in thousands):

                                                           January 3, January 2,
                                                              1999       2000
                                                           ---------- ----------
   Net operating loss carryforwards.......................   $  495     $  852
   Charitable contribution carryforwards..................      268        372
   Credit carryforwards...................................      439        560
   Scheduled rent.........................................      142        180
   Accrued reserves.......................................       55         70
   Accrued compensation...................................      206        198
                                                             ------     ------
     Gross deferred tax assets............................    1,605      2,232
                                                             ------     ------
   Property and equipment.................................     (265)      (451)
   State taxes............................................      (50)       (31)
   Other..................................................      (81)      (350)
                                                             ------     ------
     Gross deferred tax liabilities.......................     (396)      (832)
                                                             ------     ------
   Valuation allowance....................................     (275)      (275)
                                                             ------     ------
     Net deferred tax assets..............................   $  934     $1,125
                                                             ======     ======

                           PEET'S COFFEE & TEA, INC.

  The Company has federal net operating loss carryforwards of $1,148,000, which expire between 2012 and 2019 and state net operating loss carryforwards of $1,856,000, which expire between 2002 and 2004. Certain restrictions apply on the use of loss carryforwards, charitable contribution carryforwards and certain tax credits. Section 382 of the Internal Revenue Code and similar provisions with state agencies place limitations on the ability to utilize net operating loss carryforwards in a change of control of the Company. A valuation allowance has been recorded to reduce specific tax attribute carryovers to amounts that are more likely than not to be realized.

7. PROFIT-SHARING PLAN

  The Company's contributory profit sharing plan covers substantially all employees. The Company matches 50% of amounts contributed by its employees up to 5% of their annual salary. As of January 1, 2000, Peet's contributes up to 15% of employees' salaries, to a maximum of $5,250. Profit sharing plan expense was $127,000, $149,000 and $194,000 in fiscal years 1997, 1998 and 1999, respectively.

8. SHAREHOLDERS' EQUITY

  The Company is authorized to issue 10,000,000 shares of preferred stock without par value, of which 1,000,000 and 98,000 shares have been designated for issuance as Series A and Series B preferred stock (preferred stock), respectively. The holders of preferred stock have the same voting privileges as holders of the Company's common stock. The preferred stock can be converted at any time, at the option of the holder, into common stock at an initial conversion rate of one preferred share into two common shares (one-to-two), subject to adjustment for future stock dividends and stock splits. In the event of an initial public offering that raises at least $7,500,000 with a per share price of at least $16.00 per share (adjusted for stock splits), the preferred stock automatically converts into common at a conversion rate of one-to-two. Dividends are noncumulative and payable only at the election of the Board of Directors. In the event of any liquidation of the Company, holders of preferred stock will be entitled to receive, prior to any distributions to common shareholders, an amount equal to $10.25 per share, subject to adjustment for sales of preferred stock at less than $10.25 per share, plus accrued and unpaid dividends. If funds are insufficient to pay the full preferential amount, the entire amount of such funds will be distributed to preferred shareholders in proportion to the respective amounts which would have been paid had the full preferential amount been available.

  In connection with the Series A preferred stock offering, the Company issued to the placement agent warrants to purchase 3% of the Series A preferred stock issue, or 14,139 shares, exercisable at $10.25 per share. These warrants were deemed to have a nominal value and expired unexercised on March 31, 2000.

  In 1997, the Company purchased Series B preferred stock and the common stock warrants from the holder (Note 11).

  In May of 1997, the Company issued warrants to a consultant to purchase 200,000 shares of common stock at $7.50 per share. These warrants, which are exercisable at the option of the holder, expire on December 31, 2001 and had not been exercised as of January 2, 2000. At the time of issuance, these warrants were deemed to have a nominal value.

9. STOCK OPTION PLANS

  In 1994, the Company established two stock option plans, of which one is inclusive of California residents only, both of which provide for incentive and nonqualified stock options for the purchase of 831,600 shares of common stock of the Company. During 1999, the Board of Directors approved a reduction of 208,914 shares available under these plans. Incentive stock options may be granted to employees of the Company.

                           PEET'S COFFEE & TEA, INC.

Nonqualified stock options may be granted to employees, directors, officers, agents, consultants or advisors of the Company. The purchase price of the common stock issuable under the stock option plan is determined by the Board of Directors and may not be less than the fair market value of the common stock at the grant date for incentive stock options and not less than 85% of the fair market value of the common stock at the grant date for nonqualified stock options. The term of a granted stock option is 10 years from the grant date. Stock options granted through December 30, 1994 vest 20% on each anniversary of the employee's date of hire and, accordingly, are fully vested and exercisable after five years of employment. Stock options granted subsequent to December 30, 1994 have vesting periods which range from 100% upon grant to 20% on the anniversary of the grant date and are fully vested after five years.

  In 1997, the Company adopted a successor equity incentive plan to the Company's existing stock option plans, which provides a means by which selected employees, directors, and consultants of the Company may benefit from increased stock value through the granting of incentive and nonstatutory stock options. The Company has reserved 760,000 shares of common stock for issuance pursuant to the plan. In 1999, the Company authorized an additional 520,000 options. The purchase price of the common stock issuable under this plan is determined by the Board of Directors, however may not be less than 85% of the fair market value of common stock at the grant date. The term of a granted stock option is 10 years from the grant date. All stock options vest at a minimum rate of 20% per year.

  As of October 1, 2000, there were 64,698 shares available for grant under 1997 stock option plan. Changes in stock options were as follows:

                                                                Weighted Average
                                                      Options    Exercise Price
                                                    Outstanding    Per Share
                                                    ----------- ----------------
   Outstanding at December 29, 1996................    738,770       $4.18
   Granted.........................................    685,900        6.00
   Canceled........................................    (55,652)       4.86
   Exercised.......................................   (168,596)       3.88
                                                     ---------       -----
   Outstanding at December 28, 1997................  1,200,422        5.23
   Granted.........................................    304,360        6.29
   Canceled........................................    (70,830)       5.67
   Exercised.......................................    (24,824)       4.67
                                                     ---------       -----
   Outstanding at January 3, 1999..................  1,409,128        5.44
   Granted.........................................    241,000        6.38
   Canceled........................................   (197,910)       5.68
   Exercised.......................................   (104,288)       4.12
                                                     ---------       -----
   Outstanding at January 2, 2000..................  1,347,930        5.68
   Granted ........................................    216,000        6.38
   Canceled .......................................    (33,814)       5.75
   Exercised ......................................     (2,448)       4.77
                                                     ---------       -----
   Outstanding at October 1, 2000..................  1,527,668       $5.78
                                                     =========

  At December 28, 1997, January 3, 1999 and January 2, 2000, 518,434, 782,286
and 875,794 options, respectively, were exercisable with a weighted average exercise price of $4.42, $5.20 and $5.32, respectively. The options outstanding at January 2, 2000 had exercise prices ranging from $3.85 to $6.38 and a weighted average remaining contractual life of 7.05 years.

                           PEET'S COFFEE & TEA, INC.

  The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation cost has been recognized for the stock option awards granted at fair market value. During 1999 and 2000, the Company granted options at 85% of fair value and recorded compensation expense equal to the intrinsic value over the vesting period. The Company has recorded compensation expense of $13,000 in 1999 and $129,000 for the nine months ended October 1, 2000. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation requires the disclosure of proforma net income and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1995. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1997, 1998 and 1999 consistent with the provisions of SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below (in thousands):

                                                     Fiscal Years Ended
                                             ----------------------------------
                                             December 28, January 3, January 2,
                                                 1997        1999       2000
                                             ------------ ---------- ----------
   Net income--as reported.................     $ 341       $  168     $ (144)
   Net income (loss)--pro forma............       123         (234)      (594)
   Basic net income (loss) per share--as
    reported...............................     $0.08       $ 0.04     $(0.03)
   Basic net income (loss) per share--pro
    forma..................................     $0.03       $(0.05)    $(0.13)
   Diluted net income (loss) per share--as
    reported...............................     $0.06       $ 0.03     $(0.03)
   Diluted net income (loss) per share--pro
    forma..................................     $0.02       $(0.05)    $(0.13)

  The weighted average fair value of the stock options granted during 1997, 1998 and 1999 was $2.17, $2.63, and $3.34, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                      Fiscal Years Ended
                                              ----------------------------------
                                              December 28, January 3, January 2,
                                                  1997        1999       2000
                                              ------------ ---------- ----------
   Expected dividend rate....................        0%          0%         0%
   Expected volatility.......................        0%          0%         0%
   Risk-free interest rate...................     6.40%       5.46%      6.19%
   Expected lives (years)....................        7           7          7

10. COMMITMENTS AND CONTINGENCIES

  Leases--The Company leases its Emeryville, California coffee roasting plant, distribution center and administrative offices, warehouse, its retail stores and certain equipment under operating leases that expire from 2000 through 2009. Certain leases contain renewal options for an additional five to fifteen years, and also provide for contingent rents to be paid equal to a stipulated percentage of sales. The lease agreements also provide for periodic adjustments to the minimum lease payments based on changes in cost of living indices or other scheduled increases.

                           PEET'S COFFEE & TEA, INC.

  Future minimum lease payments required under non-cancelable capital and operating leases subsequent to October 1, 2000 are as follows (amounts in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
     Fiscal years:
       2000 (October 2, 2000 to December 31, 2000)............  $  45   $   871
       2001...................................................    217     4,969
       2002...................................................     94     4,360
       2003...................................................     27     3,718
       2004...................................................      3     2,804
       Thereafter.............................................            7,605
                                                                -----   -------
         Total minimum lease payments.........................    386   $24,327
                                                                        =======
     Less amounts representing interest.......................    (31)
                                                                -----
     Present value of net minimum lease payments..............    355
     Less current obligations.................................   (196)
                                                                -----
     Long-term obligations....................................  $ 159
                                                                =====

  Rent expense was $2,234,000, $2,740,000, and $3,490,000 for fiscal years
1997, 1998 and 1999, respectively, including contingent rents of $80,000, $106,000 and $121,000.

  Purchase Commitments--As of January 2, 2000, the Company had approximately $7,093,000 of outstanding coffee purchase commitments for fiscal year 2000 with fixed prices.

  Employment Agreements--The Company has agreements with certain officers to provide severance benefits in the event their employment is terminated under certain defined circumstances resulting in a contingent liability at January 2, 2000.

11. RELATED PARTY TRANSACTIONS

  During fiscal years 1997 and 1998, the Company had sales of $3,394,000 and $962,000, respectively, to an over-the-counter food service operator who was also the owner of Series B preferred stock. As of January 3, 1999, accounts receivable included $37,000 related to this agreement.

  Mr. Jesse, a member of the compensation committee, is the chairman of Jesse.Hansen&Co, a strategic and financial advisor to the Company pursuant to an engagement letter dated as of December 9, 1996 between Jesse.Hansen&Co and the Company. The Company paid Jesse.Hansen&Co $60,000 ($5,000 per month) in fiscal 1999 for advisory services rendered.

  Laurence B. Mindel, a member of the compensation committee, is also the chairman of Il Fornaio (America) Corporation, from which we purchased $333,069 of pastries and other food products in 1999.

                           PEET'S COFFEE & TEA, INC.

12. NET INCOME (LOSS) PER SHARE

  The following table summarizes the differences between basic weighted average shares outstanding and diluted weighted average shares outstanding used to compute diluted net income (loss) per share (in thousands):

                                     Fiscal Years Ended           Nine Months Ended
                             ---------------------------------- ----------------------
                             December 28, January 3, January 2, October 3,  October 1,
                                 1997        1999       2000       1999        2000
                             ------------ ---------- ---------- ----------- ----------
                                                                (Unaudited)
   Basic weighted average
    shares outstanding.....     4,348       4,397      4,489       4,479      4,520
   Incremental shares from
    assumed exercise of
    stock options and
    warrants...............       158         371                    307
   Incremental shares from
    assumed conversion of
    preferred stock........       942         942                    942
                                -----       -----      -----       -----      -----
   Diluted weighted average
    shares outstanding.....     5,448       5,710      4,489       5,728      4,520
                                =====       =====      =====       =====      =====

  The number of incremental shares from the assumed exercise of stock options and warrants was calculated applying the treasury stock method.

  Pro forma net loss per share assumes conversion of preferred stock into common stock.

13. SEGMENT INFORMATION

  The Company operates in three reportable segments: retail, online and mail order and specialty sales. Retail store operations consist of sales of whole bean coffee, beverages, tea and related products through company-operated retail stores. Online and mail order operations consists primarily of sales of whole bean coffee shipped directly to the consumer. Specialty sales consist of whole bean coffee sales through grocery, wholesale and coffee accounts. Management evaluates segment performance primarily based on revenue and segment operating income. The following table presents certain financial information for each segment. Segment operating income excludes unallocated general and administrative expenses and marketing expenses. These costs are included in the unallocated column. Unallocated assets include cash, coffee inventory in the warehouse, corporate headquarter assets and intangibles and other assets.

                           PEET'S COFFEE & TEA, INC.

                                       Online &
                              Retail  Mail Order Specialty Unallocated  Total
                              ------- ---------- --------- ----------- -------
Year ended December 28,
 1997:
  Net sales.................  $40,469   $6,132    $4,131               $50,732
  Depreciation and
   amortization.............    1,979       36        64    $    131     2,210
  Segment operating income
   (loss)...................    4,957    1,924       475      (6,370)      986
  Interest expense, net.....                                    (396)     (396)
  Income before income
   taxes....................                                               590
  Total assets..............   11,839       91       282      13,512    25,724
  Capital expenditures......    4,658       44                 1,088     5,790
Year ended January 3, 1999:
  Net sales.................   49,389    7,145     2,151                58,685
  Depreciation and
   amortization.............    2,284       47        75         305     2,711
  Segment operating income
   (loss)...................    6,145    3,079       337      (8,442)    1,119
  Interest expense, net.....                                    (709)     (709)
  Income before income
   taxes....................                                               410
  Total assets..............   13,004      106       373      16,381    29,864
  Capital expenditures......    3,442        9                 1,989     5,440
Year ended January 2, 2000:
  Net sales.................   57,164    8,159     2,484                67,807
  Depreciation and
   amortization.............    2,766      182        83         373     3,404
  Segment operating income
   (loss)...................    6,421    3,809       721     (10,094)      857
  Interest expense, net.....                                    (985)     (985)
  Income (loss) before
   income taxes.............                                              (128)
  Total assets..............   17,206      975       422      16,047    34,650
  Capital expenditures......    7,032    1,079        60       1,494     9,665
Nine months ended October 3,
 1999: (unaudited)
  Net sales.................   40,477    5,649     1,650                47,776
  Depreciation and
   amortization.............    1,948       68        54         275     2,345
  Segment operating income
   (loss)...................    4,840    2,585       460      (7,022)      863
  Interest expense, net.....                                    (770)     (770)
  Income before income
   taxes....................                                                93
  Total assets..............   14,670      820       408      19,555    35,453
  Capital expenditures......    3,953       58        20       2,875     6,906
Nine months ended October 1,
 2000:
  Net sales.................   49,305    6,741     3,335                59,381
  Depreciation and
   amortization.............    2,673      285        79         344     3,381
  Segment operating income
   (loss)...................    4,981    2,537       666     (10,314)   (2,130)
  Interest expense, net.....                                  (1,290)   (1,290)
  Income (loss) before
   income taxes.............                                            (3,420)
  Total assets..............   18,003      680       413      19,548    38,644
  Capital expenditures......    2,293      265       201         664     3,423

  Revenues from external customers for the two major product lines are as follows:

                                                         1997    1998    1999
                                                        ------- ------- -------
   Whole bean coffee and related products.............. $33,694 $36,116 $40,559
   Beverages and pastries..............................  17,038  22,569  27,248
                                                        ------- ------- -------
     Total............................................. $50,732 $58,685 $67,807
                                                        ======= ======= =======

                           PEET'S COFFEE & TEA, INC.

14. SUBSEQUENT EVENT

  On November 1, 2000, the Board of Directors of the Company approved a two-for-one stock split of the Company's outstanding common stock which was effective on January 22, 2001. All share and per share data in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

                                  * * * * * *

                              [INSIDE BACK COVER]
                            [description of graphic]

                           [PEET'S COFFEE & TEA LOGO]






  Until       , 2001 (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

  The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by us. All amounts are estimates, other than the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   SEC registration fee............................................. $   14,026
   NASD filing fee..................................................      5,813
   Nasdaq National Market listing fee...............................     64,375
   Accounting fees and expenses.....................................    500,000
   Legal fees and expenses..........................................    700,000
   Printing and engraving expenses..................................    300,000
   Transfer agent fees and expenses.................................     15,000
   Miscellaneous fees and expenses..................................    100,786
                                                                     ----------
     Total.......................................................... $1,700,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

  Sections 23B.08.500 through 23.B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The directors and officers of Peet's also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by Peet's for such purpose.

  Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally
entitled. Section   of Peet's Amended and Restated Articles of Incorporation
(Exhibit 3.6 hereto) contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to Peet's and its shareholders.

  Peet's has entered into certain indemnification agreements with its directors and certain of its officers. The indemnification agreements provide Peet's directors and certain of its officers with indemnification to the maximum extent permitted by the WBCA.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of Peet's and its executive officers and directors and by Peet's of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in this Registration Statement.

Item 15. Recent Sales of Unregistered Securities.

  Since October 13, 1997, we have issued options to purchase an aggregate of 827,160 shares of common stock under the 1993 Stock Option Plan, the 1994 California Stock Option Plan and the 1997 Equity Incentive Plan, of which 133,320 have been exercised at exercise prices ranging from $6.00 to $6.38 per share.

  There were no underwriters employed in connection with any of these issuances. These issuances were deemed exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients in each such issuance represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Peet's or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.

  a. Exhibits

 Exhibit                               Description
 -------                               -----------
  1.1    Form of Underwriting Agreement.**

  3.1    Restated Articles of Incorporation dated September 12, 1994.**

  3.2    Articles of Amendment dated October 25, 1994.**

  3.3    Articles of Amendment dated November 10, 1994.**

  3.4    Articles of Amendment (operating subsidiary) dated October 12, 2000.**

  3.5    Articles of Amendment (parent) dated October 12, 2000.**

  3.6    Form of Amended and Restated Articles of Incorporation.**

  3.7    Restated Bylaws.**

  3.8    Form of Amended and Restated Bylaws.**

  3.9    Articles of Amendment dated October 31, 2000.**

  3.10   Articles of Amendment dated January 22, 2001.

  4.1    Form of common stock certificate.**

  5.1 Opinion of Cooley Godward LLP with respect to the common stock being registered.

 10.1 Credit Agreement, dated as of September 1, 2000, among Peet's Coffee and Tea, Inc., Peet's Companies, Inc., Peet's Trademark Company and
          General Electric Capital Corporation.**

 10.2    Letter Agreement dated October 11, 2000 among Peet's Coffee and Tea,
          Inc., Peet's Companies, Inc., Peet's Trademark Company and General
          Electric Capital Corporation.**

 10.3    First Amendment to Credit Agreement dated as of January 19, 2001 among
          Peet's Operating Company, Inc. (formerly Peet's Coffee and Tea,
          Inc.), Peet's Coffee & Tea, Inc. (formerly Peet's Companies, Inc.),
          Peet's Trademark Company and General Electric Capital Corporation.

 10.4 Loan Agreement, dated as of December 1, 1995, by and between California Statewide Communities Development Authority and Peet's
          Coffee and Tea, Inc.**

 10.5    Amended and Restated 1993 Stock Option Plan.**

 10.6    1994 California Stock Option Plan.**

 10.7    1997 Equity Incentive Plan and form of Stock Option Agreement.**

 10.8    Peet's Operating Company, Inc. Savings and Retirement Plan.**

 10.9    2000 Equity Incentive Plan and form of Stock Option Agreement.**

 10.10   2000 Non-Employee Director Plan and form of Stock Option Agreement.**

 10.11   2000 Employee Stock Purchase Plan and form of Offering.**

 10.12   Peet's Operating Company, Inc. Key Employee Severance Benefit Plan.**

 10.13   Change of Control Option Acceleration Plan.**

 10.14 Warrant to Purchase 100,000 Shares of Common Stock of Registrant issued by Registrant to Jesse.Hansen&Co (formerly HWJesse & Co.)
          dated May 23, 1997 (covering 200,000 shares after giving effect to the two-for-one stock split).**

 Exhibit                              Description
 -------                              -----------
 10.15   Advisory Engagement Letter dated December 9, 1996, between Peet's
          Operating Company, Inc. and Jesse.Hansen&Co.**

 10.16 Peet's Operating Company, Inc. Key Employment Agreement for Chairman dated as of January 4, 1999.**

 10.17   Peet's Operating Company, Inc. Key Employment Agreement for Chief
          Executive Officer dated as of May 9, 2000.**

 10.18   Peet's Operating Company, Inc. Key Employment Agreement for Vice
          President, Coffee dated as of June 6, 2000.**

 10.19   Peet's Operating Company, Inc. Key Employment Agreement for Chief
          Financial Officer dated as of January 4, 1999.**

 10.20   Peet's Operating Company, Inc. Key Employment Agreement for Vice
          President, Marketing dated as of January 4, 1999.**

 21.1    Subsidiaries of the registrant.**

 23.1    Consent of Deloitte & Touche LLP.

 23.2    Consent of Cooley Godward LLP (included at Exhibit 5.1).**

 23.3    Consent of MultiSponsor Surveys, Inc.**

 24.1    Power of Attorney.**

 27.1    Financial Data Schedule.**

--------

** Previously filed.

Item 17. Undertakings.

  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against pubic policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on January 23, 2001.

                                          PEET'S COFFEE & TEA, INC.

                                               /s/ Christopher P. Mottern
                                          By: _________________________________
                                                 Christopher P. Mottern
                                              President and Chief Executive
                                                         Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 Name                               Title                     Date
                 ----                               -----                     ----


    /s/ Christopher P. Mottern         President, Chief Executive       January 23, 2001
______________________________________  Officer and Director
        Christopher P. Mottern          (Principal Executive Officer)


       /s/ Mark N. Rudolph             Vice President, Chief Financial  January 23, 2001
 ______________________________________  Officer and Assistant
           Mark N. Rudolph              Secretary (Principal Financial
                                        and Accounting Officer)

      /s/ Gerald A. Baldwin            Director                         January 23, 2001
 ______________________________________
          Gerald A. Baldwin

       /s/ Gordon A. Bowker            Director                         January 23, 2001
______________________________________
           Gordon A. Bowker

      /s/ Laurence B. Mindel           Director                         January 23, 2001
 ______________________________________
          Laurence B. Mindel

    /s/ H. William Jesse, Jr.          Director                         January 23, 2001
______________________________________
        H. William Jesse, Jr.

                                 EXHIBIT INDEX

 Exhibit                               Description
 -------                               -----------
  1.1    Form of Underwriting Agreement.**

  3.1    Restated Articles of Incorporation dated September 12, 1994.**

  3.2    Articles of Amendment dated October 25, 1994.**

  3.3    Articles of Amendment dated November 10, 1994.**

  3.4    Articles of Amendment (operating subsidiary) dated October 12, 2000.**

  3.5    Articles of Amendment (parent) dated October 12, 2000.**

  3.6    Form of Amended and Restated Articles of Incorporation.**

  3.7    Restated Bylaws.**

  3.8    Form of Amended and Restated Bylaws.**

  3.9    Articles of Amendment dated October 31, 2000.**

  3.10   Form of Articles of Amendment dated January 22, 2001.

  4.1    Form of common stock certificate.**

  5.1 Opinion of Cooley Godward LLP with respect to the common stock being registered.

 10.1 Credit Agreement, dated as of September 1, 2000, among Peet's Coffee and Tea, Inc., Peet's Companies, Inc., Peet's Trademark Company and
          General Electric Capital Corporation.**

 10.2    Letter Agreement dated October 11, 2000 among Peet's Coffee and Tea,
          Inc., Peet's Companies, Inc., Peet's Trademark Company and General
          Electric Capital Corporation.**

 10.3    First Amendment to Credit Agreement dated as of January 19, 2001 among
          Peet's Operating Company, Inc. (formerly Peet's Coffee and Tea,
          Inc.), Peet's Coffee & Tea, Inc. (formerly Peet's Companies, Inc.),
          Peet's Trademark Company and General Electric Capital Corporation.

 10.4 Loan Agreement, dated as of December 1, 1995, by and between California Statewide Communities Development Authority and Peet's
          Coffee and Tea, Inc.**

 10.5    Amended and Restated 1993 Stock Option Plan.**

 10.6    1994 California Stock Option Plan.**

 10.7    1997 Equity Incentive Plan and form of Stock Option Agreement.**

 10.8    Peet's Operating Company, Inc. Savings and Retirement Plan.**

 10.9    2000 Equity Incentive Plan and form of Stock Option Agreement.**

 10.10   2000 Non-Employee Director Plan and form of Stock Option Agreement.**

 10.11   2000 Employee Stock Purchase Plan and form of Offering.**

 10.12   Peet's Operating Company, Inc. Key Employee Severance Benefit Plan.**

 10.13   Change of Control Option Acceleration Plan.**

 10.14 Warrant to Purchase 100,000 Shares of Common Stock of Registrant issued by Registrant to Jesse.Hansen&Co (formerly HWJesse & Co.)
          dated May 23, 1997 (covering 200,000 shares after giving effect to the two-for-one stock split).**

 10.15   Advisory Engagement Letter dated December 9, 1996, between Peet's
          Operating Company, Inc. and Jesse.Hansen&Co.**

 10.16 Peet's Operating Company, Inc. Key Employment Agreement for Chairman dated as of January 4, 1999.**

 Exhibit                            Description
 -------                            -----------
 10.17   Peet's Operating Company, Inc. Key Employment Agreement for Chief
          Executive Officer dated as of May 9, 2000.**

 10.18   Peet's Operating Company, Inc. Key Employment Agreement for Vice
          President, Coffee dated as of June 6, 2000.**

 10.19   Peet's Operating Company, Inc. Key Employment Agreement for Chief
          Financial Officer dated as of January 4, 1999.**

 10.20   Peet's Operating Company, Inc. Key Employment Agreement for Vice
          President, Marketing dated as of January 4, 1999.**

 21.1    Subsidiaries of the registrant.**

 23.1    Consent of Deloitte & Touche LLP.

 23.2    Consent of Cooley Godward LLP (included at Exhibit 5.1).**

 23.3    Consent of Multisponsor Surveys, Inc.**

 24.1    Power of Attorney.**

 27.1    Financial Data Schedule.**

--------

** Previously filed.